EXHIBIT 3

ANNUAL 2003 REPORT

NOVA TOTIVS TERRARVM ORBIS GEOGRAPHICA AC HYDROGRAPHICA TABVLA
C O N N E C T E D . . .

Canada

EDC
Export Development Canada
Exportation et développement Canada

TO THE WORLD

The early 1600s map featured on our cover depicts a Canada still largely uncharted, in an era when trade was just beginning to flourish in what was then just a colony. Today, trade and investment remain essential to Canada’s continued growth and prosperity, contributing billions of dollars to our Gross Domestic Product and creating thousands of jobs.

At Export Development Canada (EDC), we are proud of the role we play in helping Canadian exporters and investors keep that tradition alive, supporting and encouraging the entrepreneurial spirit inherent in those who constantly look to new horizons and challenges in pursuit of their dreams. Our trade finance and risk management services help Canadian entrepreneurs connect to the world by opening doors to new opportunities.

i          CONNECTED

CONTENTS

i	Connected to the World
2	Corporate Profile
2	2003 Achievements
3	2003 Corporate Account Highlights
3	Five-Year Review Highlights
2003 Corporate Review
4	Message to the Shareholder
8	Message from the Chairperson
2003 Performance Against Objectives
10	Connected to Our Stakeholders
14	Connected to Our Customers
21	SME Scorecard
22	Connected to Our Shareholder
24	Connected to Our People
28	2004 Strategic Objectives

Investor Relations

31	Message to Investors
32	Performance Against Objectives
34	EDC Investment Products
35	Executive Management Team/
Members of the Board of Directors
36	Corporate Governance Practices
39	Committees of the Board of Directors
42	Code of Business Ethics
44	Glossary of Financial Terms
45	2003 Financial Review
46	Management’s Discussion and Analysis
72	Financial Reporting Responsibility
73	Auditor’s Report
74	Consolidated Financial Statements
77	Notes to the Consolidated Financial Statements
98	Five-Year Review
101	Corporate Representatives
102	Vision and Values
Supplemental Export Development Canada Information
Consent of the Auditor General of Canada
Export Development Canada's 2003 Annual Report
Auditor General Power of Attorney

PERFORMANCE HIGHLIGHTS

Corporate Profile

At EDC our mandate to support and develop, directly or indirectly, Canada’s export trade and Canadian capacity to engage in that trade as well as respond to international business opportunities, guides everything we do.

     This makes us a partner in Canada’s international business development initiatives. As a Crown corporation reporting to Parliament, and operating on commercial principles, we value our partnerships with government at all levels and with the private sector to enhance the visibility and success of Canadian companies abroad.

     Our risk management strategies and treasury operations allow us to provide this support without relying on tax dollars. We raise funds by charging fees for our services and interest on our loans, as well as issuing debt in capital markets. These instruments represent the irrevocable full faith and credit obligation of the Canadian government.

     This financial strength combined with innovative products, international networks, in-depth analysis of global economic conditions – sector by sector, country by country – are the tools that we use to help Canadian exporters and investors stay connected to the world.

2003 Achievements

In a challenging year for Canadian exporters and investors, EDC’s financing and risk management services helped them to stay the course. Highlights of EDC’s performance in 2003:

➢	7,172 customers served; 6,542 were small- and medium-sized exporters.

➢	$51.9 billion in exports and international investments supported by EDC.

➢	$10.54 billion supported business in 143 developing markets.

➢	$158 million net income.

➢	$21.1 billion total assets.

➢	$173 million in administrative expenses was below our Corporate Plan target by $26 million due to cost-containment efforts.

➢	18 per cent increase in the number of customers using Contract and Insurance Bonding.

➢	A new record of 82.7 was achieved in the Customer Satisfaction Index.

➢	83 per cent of employees surveyed rated EDC as a great place to work.

➢	Third consecutive year that EDC was recognized by Maclean’s magazine as one of Canada’s ‘Top 100 Employers.’

➢	Sixth time in 10 years that EDC received the Auditor General of Canada’s Award for Excellence in Annual Reporting by Crown corporations.

➢	$0 Parliamentary appropriation.

2          CONNECTED

2003 Corporate Account Highlights

Five-Year Review Highlights

EDC ANNUAL REPORT 2003          3

MESSAGE TO THE SHAREHOLDER

A. Ian Gillespie
President and
Chief Executive Officer

Connected to

Canadian Exporters

2003 was a difficult year for Canadian companies that do business beyond our borders. Exporters and investors had to contend with the rapid appreciation of the Canadian dollar, geopolitical tensions, SARS and disruptive events in Canada such as mad cow disease. In this context, Canada’s exports weakened for the third consecutive year.

     International trade is important to Canada’s prosperity and generates nearly one-third of Canada’s Gross Domestic Product (GDP). Notwithstanding the challenges enumerated above, I am pleased to report that EDC continued to be an export and foreign investment maximizer, facilitating $51.9 billion in international sales and investments, which translates into approximately 3.4 per cent of Canada’s total GDP. In turn, this level of activity is associated with sustaining more than 400,000 jobs, some 2.6 per cent of national employment.

Managing in a financially prudent manner

EDC’s financial performance in 2003 was impacted by slower export activity but remained strong. After provisioning for possible loan losses, insurance claims and guarantees, EDC’s net income was $158 million, up from $122 million in 2002. Administrative expenses decreased by $1 million from 2002 to 2003, reflecting the results of EDC’s efforts to contain costs in an uncertain environment. EDC’s income is reinvested into our business, and enables us to extend the breadth and reach of our services to exporters and investors. EDC has proven to be an excellent leveraging investment for the shareholder since we began operations in 1944. EDC is projecting that by the end of 2004, the shareholder’s share capital investment of approximately $1 billion over the past 60 years will have supported cumulatively close to $500 billion in Canadian exports and foreign investments, and this investment keeps on working to the benefit of Canadian companies.

4          CONNECTED

     The $51.9 billion in trade finance and risk management services EDC extended to finance or insure export sales and investments in 2003 represents an increase of $620 million over 2002. The rapid appreciation of the Canadian dollar had a significant impact on the value of exports and investments supported by EDC. A large share of Canada’s exports is priced in U.S. dollars and Canadian companies receiving U.S. dollar revenues for their exports received fewer Canadian dollars when converted at the higher exchange rate. Even if there is no change in the physical volume of shipments, the higher dollar automatically translates into lower exports in Canadian dollar terms.

     EDC’s services were used by 7,172 Canadian exporting companies in 2003, a slight decrease from 7,223 in 2002, and short of our target of 8,000. While we had considerable success in attaining many corporate targets, we missed completely the attainment of our customer acquisition target despite substantial outreach and business development efforts. Our customer base has grown by 38 per cent since 1999 when we set an internal goal of serving 10,000 customers by the end of 2004. Striving for 10,000 customers has mobilized our knowledge, talents and efforts in new and innovative ways in the service of Canadian companies, such as using electronic media to distribute information on EDC’s products and services to the 100,000 members of the Canadian Federation of Independent Business and the creation of an EDC bank microsite, an intranet tool that provides bank managers with information on EDC’s products and solutions to help their customers. The first microsite was developed in 2003 in partnership with Scotiabank, and others are under development.

     Our customer acquisition rate appears to have slowed in recent years because companies have found fewer export and investment opportunities during the global economic slowdown. Tighter profit margins due to the rapidly appreciating Canadian dollar, coupled with rising insurance costs generally, may also have caused some companies to view Accounts Receivable Insurance coverage as more discretionary in this environment than in previous years, and they have elected to continue to self-insure. We are again setting aggressive customer acquisition targets and foresee serving 8,000 customers by the end of 2004 as the anticipated global economic recovery materializes.

Growing the customer base in developing markets

At $10.54 billion, the volume of transactions facilitated by EDC in developing countries in 2003 represents approximately 20 per cent of EDC’s total business volume for the year, and a seven per cent increase over EDC’s developing markets volume for 2002. EDC adds significant value to the efforts of Canadian companies to penetrate developing markets where Canadians are investing needed capital, exporting essential goods and services and transferring knowledge and technology. EDC’s mandate to help Canadian companies identify and manage their risks is particularly pertinent to developing markets which pose a greater variety of challenges than developed markets such as the United States.

     With representatives on location in Poland, China, Mexico and Brazil, EDC helps Canadian exporters and investors identify and pursue opportunities in these regions. For example, since 1999 EDC’s business volume in Mexico has grown from less than $1 billion to $2.45 billion, and the number of Canadian companies served has grown from some 200 to more than 400. In 2004, we will establish new

EDC ANNUAL REPORT 2003          5

representatives in Kuala Lumpur, Malaysia and in Rio de Janeiro, Brazil to further extend our international capacity to assist exporters and investors.

     Successful trade in any market grows out of strong relationships. In 2003, EDC built upon trade and cultural ties with Canada’s NAFTA partners, sponsoring the National Arts Centre Orchestra’s U.S. and Mexico Tour of 10 cities in November. The concerts performed by our fabulous cultural ambassadors, and more particularly their participation in related educational activities in a number of North American cities, provided a unique opportunity for EDC to help build awareness and showcase Canada’s distinctive and compelling brand on the international stage.

Creating capacity for exporters and investors

Lack of financial capacity is a significant roadblock preventing small- and medium-sized enterprises (SMEs) – which comprise more than 90 per cent of EDC’s customer base – from seizing export and investment opportunities. In 2003, EDC facilitated more than $10.4 billion of business with SMEs, an increase over the 2002 total of $9.7 billion. More than half of the SMEs supported by EDC are emerging exporters who report less than $1 million a year in export revenue.

     EDC’s various trade finance solutions for SMEs can free up exporters’ working capital by providing banks with assurance that their risks are covered. In 2003, EDC signed up 18 per cent more customers than in 2002 for advance payment and performance-related bonding support, providing the insurance they need to get additional financing capacity from financial institutions. We also improved the technology we use to serve SMEs, enabling them to more efficiently apply for and renew policies via e-commerce tools, including our online Receivable Insurance Centre.

Operating in a socially responsible manner

EDC’s approach to meeting the ethical challenges of the global marketplace has been to embrace operating principles that reflect Corporate Social Responsibility (CSR). As such, CSR at EDC incorporates a series of policies and procedures that influence the decisions on every project we undertake, including ethical business practices, social and environmental assessments, public accountability and community investment. Furthermore, EDC strives to integrate the interests of our stakeholders – all those affected by our business practices – into these policies and procedures. To do so, EDC engages in ongoing dialogue with leading international organizations committed to these CSR practices, including non-governmental organizations, foreign export credit agencies as well as EDC’s Advisory Council on Corporate Social Responsibility. Comprised of seven eminent Canadians representing academia, business and civil society, the Advisory Council provides invaluable advice and guidance to EDC on matters related to evolving CSR practices.

     CSR initiatives in 2003 included developing enhanced criteria for CSR reporting, measurement and verification that we will apply in 2004, the public disclosure of our Chief Environmental Officer and Compliance Officer reports as well as the development and distribution of an Anti-Corruption Brochure as part of our Anti-Corruption Program. In 2004 we will coordinate all of our CSR activities under a formal Statement of Commitment on Corporate Social Responsibility.

Resourcing to deliver results

Competence and excellence are the prevalent characteristics of EDC’s organizational culture, most evident in the efforts of our employees to skillfully apply their wealth of trade finance knowledge to the unique situations of thousands of Canadian companies. Their dedication to customers was reflected in the results of our Customer Satisfaction Survey, where employees achieved a record customer

6          CONNECTED

satisfaction score of 82.7, up from 81.8 in 2002. To provide the best service to Canadian exporters and investors, we provide learning and professional development opportunities to help employees adapt to the ever-changing realities of international trade. We take our responsibilities to Canadian exporters and investors very seriously, and know that we can only serve them best with a skilled and motivated workforce. When employees were asked in our 2003 employee survey how they would rate EDC as an organization to work for, 83 per cent rated EDC as above average, 15 per cent rated EDC as average and two per cent rated EDC as below average. This is evidence, I believe, of the return we are realizing on our substantial annual learning and development investment. I am pleased to extend a very sincere thanks to all EDC’s employees for maintaining such high standards of service during a difficult year.

Outlook

We are proud of the manner in which we fulfill our public policy mandate without annual Parliamentary appropriations to support and develop Canada’s export trade and investment with innovative solutions for Canadian companies. We are doing so within the parameters of our Risk Management Framework, and under sound governance practices overseen by our independent Board of Directors. In 2004, I expect that EDC will be consulted during a government-led review of governance regimes for Crown corporations, codes of conduct, and a review of the Financial Administration Act in order to increase the confidence of Canadians in the management of Crowns. I look forward to contributing to these important deliberations.

     2004 marks our 60th anniversary. Our history has been characterized by a desire to be best in class in all of our endeavours. The growth in the number of Canadian companies we support, the satisfaction of our customers with the service we provide, the return on investment we provide to the shareholder, and again being the recipient of the Auditor General of Canada’s Award for Excellence in Annual Reporting by large Crowns are representative indicators that we are setting the bar on corporate standards at a high level. We are striving to push the bar higher while balancing prudent assumption of risk with our mandate as an export and foreign direct investment maximizer to a growing number of Canadian companies. Through ongoing education we are continuing to strongly embed ethical and socially responsible corporate conduct and compliance within our corporate culture.

     I hope and expect that, in the years to come, EDC will continue to be guided by actions which are in the best interests of the Corporation, the Canadian companies we serve, and the Canadian public at large. In my view, EDC is a professional, efficient and effective organization, focused on its mandate and the service it was established to provide to Canadians. I believe this is what Canadians deserve and expect from public institutions entrusted to manage significant assets and important public policy mandates. I am certain that EDC will continue to meet or exceed these expectations while making a vital contribution to Canada’s prosperity.

A. Ian Gillespie
President and Chief Executive Officer

EDC ANNUAL REPORT 2003          7

MESSAGE FROM THE CHAIRPERSON

Paul Gobeil, FCA
Chairperson of the
Board of Directors

EDC entered 2003 on an optimistic note, as it contemplated the growing likelihood of a global economic recovery. That hope soon yielded to concern as a number of unexpected shocks took their toll on the confidence of the global business community.

     Faced with new uncertainty, EDC demonstrated once more its aptitude for managing the risks of an unpredictable marketplace and proved its value to Canadian exporters and investors venturing further into foreign markets.

     For its part, the Board of Directors progressed with its Strategic Review of EDC, begun in October 2002. It continued to evaluate the financial tools at the disposal of our exporters and investors, as well as the capacity available to them as they strive to achieve their global market ambitions. This Review will shed a great deal of light on two issues that have long interested the Board: EDC’s efforts to build more partnerships with Canadian financial institutions and growing more capacity within Canada to support our exporters and investors. To date, our thorough examination has led to the creation of two working groups that are exploring the strategic issues surrounding the short-term credit insurance and bank guarantee programs. These groups are diligently studying those activities and the Board expects to receive their recommendations later in 2004.

     The Board’s committees have been equally dedicated to their tasks. Their recommendations on issues of particular relevance to their expertise are continuing to have a positive effect on the functioning of the Board. It is very important that all boards rely on the advice of their committees in order to efficiently reach decisions and assume a greater number of priorities. As a case in point, our pursuit of the timely issue of corporate governance has been strong and sustained, as we continue to engage EDC’s executives in the elaboration of practices that will better meet the expectations of all our stakeholders.

     EDC has distinguished itself on several fronts over the past year. The results outlined in this annual report attest to the sound management of EDC’s finances and risk portfolio, placing EDC on a solid financial footing that preserves its ability to respond to the ongoing needs of its customers and expectations of its shareholder. In September, EDC published the 2002 report of its Chief Environmental Advisor. In his inaugural report, the Advisor noted that, in addition to meeting its legislative

8          CONNECTED

The results outlined in this annual report attest to the sound management of EDC’s finances and risk portfolio, placing EDC on a solid financial footing that preserves its ability to respond to the ongoing needs of its customers and expectations of its shareholder.

commitments, EDC intends to remain in step with the expectations of the global community, by periodically reviewing and improving its approaches.

     I would like to commend EDC for winning the 2003 Auditor General of Canada’s Award for Excellence in Annual Reporting by Crown corporations, which recognizes the model reporting practices exemplified by its 2002 Corporate Plan and Annual Report. This marked the second consecutive year, and the sixth time over the last 10 years, that this award has been conferred upon the Corporation.

     Over the course of a tumultuous year, EDC held firm in meeting the demands of its mandate and public policy role. Although our exporters and investors continue to face challenges as they look ahead to a new year, they can look forward to an improving export and investment climate: a synchronized global economic recovery seems underway, as EDC remains steadfast in supporting Canadian exporters and investors breaking into new and developing markets around the world. I hope that this new environment will fuel the creativity of EDC, as it finds new ways to support more Canadian businesses pursuing opportunities in developing markets. All of Canada’s exporters and investors stand to benefit from EDC’s continued push for improvement.

     On behalf of the Board, I wish to thank outgoing members Dorothy Byrne and Jonathan Fried, whose service on the EDC Board of Directors has been appreciated by all who have served alongside them. Moreover, my fellow Board members and I would like to officially welcome 2003 appointees Michael Horgan, Brian Heffernan and Raymond Setlakwe, whose breadth of experience will preserve the depth of the Board team.

     Finally, I congratulate, on the Board’s behalf, the EDC management team for having once again led the Corporation, for a third consecutive year, to being recognized as one of Canada’s ‘Top 100 Employers’ by Maclean’s magazine. As well, I extend my compliments to all EDC employees, whose professionalism and expertise continue to help Canada’s exporters and investors realize their full potential in an increasingly competitive global marketplace.

Paul Gobeil, FCA
Chairperson of the Board of Directors

EDC ANNUAL REPORT 2003          9

PERFORMANCE AGAINST OBJECTIVES Connected to Our Stakeholders

Operate in a Socially Responsible Manner

Objectives		Performance

Stakeholder engagement

➢	Engage non-governmental organizations (NGO) stakeholders on a quarterly basis on CSR issues.	➢	EDC’s quarterly meetings with NGOs have evolved from answering inquiries to a genuine dialogue contributing to the effective delivery of EDC’s mandate.

➢	Host an international workshop on “Reputation Risk Management” for members of the Berne Union.	➢	In June 2003, EDC hosted this workshop, providing a forum to discuss best practices among Berne Union members on reputation risk management.

➢	Raise the profile of the Compliance Program.	➢	EDC released its first annual report on the activities of its Compliance Officer. The Compliance Officer also participated or spoke at 12 global events.

Disclosure

➢	Continue to actively promote the disclosure of information on projects for which EDC is considering providing support.	➢	EDC encouraged stronger ex-ante disclosure requirements in the context of the review of the Organization for Economic Co-operation and Development (OECD) recommendation on “Common Approaches on Environment and Officially Supported Export Credits”; the revised Common Approaches includes a requirement to encourage the release of environmental impact information and make it publicly available at least 30 days before final commitment to provide official support.

Environment

➢	Continue to strengthen EDC’s environmental review procedures in preparation for a special audit of the implementation of the Environmental Review Directive (ERD).	➢	The first report of the Chief Environmental Advisor was released publicly.

10          CONNECTED

Ken Watson, Chief Financial Officer of Inuktun in Nanaimo, British Columbia (right) and Ray Johnson, EDC’s Business Development Manager, Vancouver office.

Inuktun
In December 2002, Inuktun received a US$1 million purchase order from Hitachi Ltd. Japan. The job was to supply remotely operated robotic camera systems to inspect weld seams in a radioactive waste fuel storage area – with a delivery deadline of February 2003. The extremely tight schedule and the additional working capital required would have made it impossible for Inuktun to accept Hitachi’s order, but EDC and the HSBC Bank Canada stepped in, fast-tracking an additional Line of Credit for $485,000 and enabling Inuktun to get the resources it needed to custom machine the equipment. Now on Hitachi’s preferred list, Inuktun negotiates other large projects with confidence, knowing they have a solid partner in EDC.

EDC is committed to conducting its activities in a transparent and socially responsible manner to reflect the values that Canada represents internationally and at home. Our approach to meeting the social, environmental and ethical challenges of the global marketplace has been to embrace operating principles that reflect corporate social responsibility. These include ethical business practices, social and environmental standards, transparency and community investment, among others.

     To ensure the success of CSR at EDC, a number of committees exist within EDC to co-ordinate our various initiatives such as: the CSR Committee, the Anti-Corruption Committee and the Environmental Review Advisory Committee (ERAC). This approach ensures that CSR at EDC reflects changing social trends and expectations, with each committee contributing to the success of the following strategic objectives.

Building trust through accountability

EDC recognizes that the disclosure of information is a critical element in demonstrating accountability and public awareness of, and confidence in, the execution of our mandate. EDC discloses transaction information on financing, political risk insurance to lenders and equity transactions. For a full explanation of EDC’s disclosure policy and for reporting on EDC transactions refer to EDC’s web site at www.edc.ca/disclosure.

     In 2003, EDC participated in discussions and negotiations with other export credit agencies (ECAs) on appropriate revisions to the OECD “Common Approaches on Environment and Officially Supported Export Credits.” EDC played an important role in encouraging an agreement by OECD countries to strengthen their common approaches for evaluating the environmental impact of projects supported by their governments’ export credit agencies to ensure that these projects meet international standards. The agreement, announced in December 2003, is expected to increase transparency in government export credit agencies’ environmental review processes and to improve coherence in public policies in the context of good environmental practice.

EDC ANNUAL REPORT 2003          11

PERFORMANCE AGAINST OBJECTIVES

Strengthening environmental review procedures

In addition to representing Canada at the OECD negotiations on the review of the “Common Approaches on Environment and Officially Supported Export Credits.” EDC is a proponent of raising the bar among its fellow signatories by actively meeting with them and sharing our practices to strengthen environmental standards. EDC’s Chief Environmental Advisor, who oversees the administration of the Environmental Review Directive (ERD) and OECD commitments, is supported by the largest dedicated environmental staff of any export credit agency.

     In 2003, following a review by the Corporation’s Environmental Advisory Services, EDC signed nine Category ‘A’, nine Category ‘B’ and 12 Category ‘C’ projects. Projects are categorized according to the nature and severity of potential effects associated with the project. Categorization also determines the nature and extent of the environmental information that will be required by EDC in conducting its environmental review of the project, as well as the extent of the review. Category ‘A’ projects, for example, are likely to have significant adverse environmental effects while Category ‘C’ projects are likely to have no or minimal adverse effects.

     To ensure EDC’s environmental requirements and processes are regularly reviewed and refined, the Environmental Review Advisory Committee, comprising a cross-functional team of senior executives, provides on-going advice and guidance through the Chief Environmental Advisor to the environmental advisors and the Corporation as a whole. In fact, the environmental focus is an integral component of EDC’s underwriting and financing processes for which all participants have a responsibility. All business teams are trained to apply the directive to each project-related transaction.

     In 2003, the Office of the Auditor General of Canada began a special audit of EDC’s environmental review procedures. This audit will provide an opinion on the suitability of design and effectiveness of implementation of the ERD and associated processes. The audit will review and compare the design of the directive and other environmental processes to 18 organizations selected as benchmarks. The final report is expected to be made public and tabled in Parliament in September 2004.

     EDC publicly released its first Chief Environmental Advisor’s Report in 2003. To view this report, see www.edc.ca/environmentreport2003.

Keeping the momentum

Benchmarking against good practices is an important step in ensuring EDC remains current with emerging international trends such as the Equator Principles, a voluntary set of guidelines developed by several international commercial banks in 2003 for managing social and environmental issues related to certain types of project financing. A review of the Equator Principles indicates that EDC’s own ERD compares favourably. EDC has also retained an external consulting firm to conduct a Benchmarking Study on Environmental Management Practices in the Oil and Gas, Mining, Power and Smelting Sectors.

12          CONNECTED

Putting ourselves to the test

Critical to the success of EDC’s CSR initiatives is the Compliance Program which is overseen by the Compliance Officer, whose mandate includes providing guidance regarding best-in-class practices, addressing CSR-related issues and overseeing compliance audits of CSR initiatives.

     In 2003, the Compliance Officer received five complaints/allegations of non-compliance. Of the five received, one fell within the office’s mandate. The Compliance Officer’s investigation showed that EDC had followed correct procedures. However, in an attempt to ensure that the complainant’s concerns were addressed, the officer recommended that a compliance audit be undertaken. The audit will commence in 2004.

     During the year, the Compliance Officer focused on raising awareness of the program and its role among various stakeholders. To that effect, the Compliance Officer participated in, or spoke at, 12 different global events, both national and international, aimed at generating a dialogue regarding third-party access to international entities, with EDC’s Compliance Program often serving as a model.

     Of particular note, EDC’s Compliance Officer spoke at the “Royal Institute of International Affairs Experts Workshop, Export Credit Agencies and Sustainable Development.” which brought together representatives from export credit agencies, international financial institutions, the OECD, banks, non-governmental organizations and various global academics and consultants. The workshop analyzed issues surrounding the interaction of ECA activities with international public policy objectives in the field of sustainable development, whereby EDC received note for being the only ECA with a formal Compliance Program that touches on all aspects of CSR. Recommendations arising out of this event included a proposal that all ECAs develop independent compliance mechanisms.

     To view the Compliance Officer’s 2003 Annual Report, see www.edc.ca/compliance.

Listening to stakeholders

EDC is committed to ongoing dialogue with stakeholders, as a means to explain our mandate, policies and practices, and to receive input, comments and criticism. In January 2003, EDC held a stakeholder engagement session on EDC’s environmental review procedures with representatives of several non-governmental organizations. Information on the proceedings can be found at www.edc.ca/stakeholder.

     To ensure that we hear from stakeholders on a regular basis, EDC’s Advisory Council on Corporate Social Responsibility, comprised of seven eminent Canadians representing academia, business and civil society, provides regular guidance to EDC’s senior management on CSR-related matters. During 2003, the council met twice to discuss such issues as EDC’s draft CSR Statement of Commitment which will be released in 2004 and how EDC can effectively measure and report on its CSR initiatives. To maintain transparency, a summary of each meeting is posted at www.edc.ca/advisorycouncil.

EDC ANNUAL REPORT 2003          13

PERFORMANCE AGAINST OBJECTIVES Connected to Our Customers

Grow EDC’s Customer Base and
Enhance Our Customer Service Proposition

Objectives		Performance

Customer reach

➢	Implement a brand positioning campaign.	➢	EDC launched a new corporate advertising campaign to better communicate and increase awareness of EDC’s brand to the exporting community.

➢	Create a proactive Small Business brand image and improve prospecting and service process efficiencies.	➢	A component of the above campaign encouraged SMEs to contact EDC through the small business call centre and corporate web site. The web site was revamped to include new small business content.

➢	Develop a proactive relationship management strategy for key customers.	➢	EDC developed a relationship management protocol to more effectively manage its intricate relationships with our largest customers.

➢	Expand geographic representation in both domestic and international markets.	➢	EDC approved the adding of resources in Rio de Janeiro, Brazil and Kuala Lumpur, Malaysia.

➢	Enhance EDC’s tool kit.	➢	EDC began offering non-sovereign honouring coverage to commercial lenders and a global documentary credits insurance approach is being developed.

➢	Increase the number of customers served to 8,000 and the number of SMEs served to 7,200.	➢	EDC served 7,172 customers in 2003, of which 6,542 were SMEs, representing 91 per cent of its customer base. Faced with rising operating costs, small companies in particular either chose not to export or not to purchase optional credit insurance.

➢	Achieve a Customer Satisfaction Index (CSI) rating of 80.0.	➢	In 2003, customers registered an all-time high score of 82.7, up significantly over the 2002 result of 81.8.

Expand our support of Canada’s trade and investments abroad

➢	Raise awareness of EDC’s activities and promote EDC’ s interest and capabilities in developing markets in order to proactively pursue more business opportunities.	➢	EDC promoted its commitment and leadership role in providing financial services for Canadian exporters’ developing market business through various marketing tools.

➢	Expand the use of partnerships with the private and public sector to create capacity to support more business.	➢	Entered into a Surety Quota Reinsurance Agreement with St. Paul Guarantee Insurance Company.

➢	Enhance risk-sharing products with financial institutions.	➢	Enhancements to EDC’s risk-sharing products included the promotion of a bundle of working capital and bonding products to banks to better serve mutual customers.

➢	Support $54.5 billion or more in volume of exports and investments.	➢	Business volume was $51.9 billion, a one per cent increase over 2002 but five per cent lower than plan. Export volume was negatively affected by the rise in the Canadian dollar since the bulk of transactions are denominated in U.S. dollars.

➢	Support $11.75 billion or more in developing markets.	➢	EDC insured or financed more than $10.54 billion in exports and investments in 143 developing markets, up seven per cent from $9.85 billion in 2002. The shortfall is due to the appreciation of the Canadian dollar.

14          CONNECTED

Bill Barry, President of Barry Group in Corner Brook, Newfoundland (left) and David Surrette, EDC’s Regional Vice-President for Atlantic Canada.

Barry Group
The Barry Group is entering into its third decade of a business relationship with EDC, and credits a number of EDC short- and long-term services with giving them the confidence to grow their seafood processing business ten-fold over the last 20 years. When the company wanted to expand their lobster exports in a specific area in 2003, EDC once again came to their aid, providing insurance coverage for an agreement with a key U.S. buyer that essentially helped the Barry Group double their lobster sales to that customer, from US$32.3 million in 2002 to US$64.6 million in 2003. The company takes pride in having virtually no EDC insurance claims in 20 years, crediting the teamwork approach of its employees and EDC to choose the best customers for the company.

In 2003, EDC provided $51.9 billion of financial services to 7,172 Canadian exporters and investors in more than 170 markets around the world, marking another impressive year in terms of customers served and business volume. However, our results in these two areas were lower than planned, due to unexpected world events.

     We had planned to serve 8,000 customers and to facilitate $54.5 billion in Canadian export sales and investment. One contributing factor to our shortfall in the number of customers served was that, faced with their rising operating costs, smaller companies in particular chose not to export or not to purchase optional credit insurance. Exporters were also challenged to find affordable property and casualty insurance, including product liability insurance coverage for the United States. This prompted many to reduce export activities in this important market.

     These factors, combined with the faster than expected rise in the Canadian dollar, made it a challenge for EDC to meet its targets for customers served and business volume. On the positive side, we increased the number of customers that used our bonding products by 18 per cent over 2002.

     Despite this backdrop, EDC proved its resiliency by coming up with innovative ways to support customers during these difficult times. We accomplished this by concentrating on four key objectives to:

➢	ensure that all Canadian companies, regardless of size, can access the financing and risk management services they need;

➢	develop an extensive network of partnerships which allows us to combine our expertise and risk capacity with that of other players in the exporting and financial communities;

➢	support the expansion of Canada’s trade and investment in developing markets; and,

➢	support Canada’s smaller exporters by meeting their needs for risk management services and access to working capital.

EDC ANNUAL REPORT 2003          15

PERFORMANCE AGAINST OBJECTIVES

Accessibility for all

In order to meet the needs of Canadian exporters and investors, regardless of size or the sector they work in, EDC has at its disposal an extensive tool kit with products covering three main categories: insurance, contract bonding and financing (direct lending and guarantees). This tool kit is not static; products and services are constantly refined and customized to meet the changing needs of our customers.

     To ensure accessibility for all customers, significant investments were made to upgrade EDC’s technology platform in 2003, in order to manage growth and enhance service to customers in a reliable and effective way. For example, Globex, an important new business application which automates our underwriting processes and will provide the basis for future eBusiness capabilities, was launched. The goal of Globex is to improve customer service. More than 75 per cent of EDC’s customers are short-term insurance policyholders, so the impact of this new application will be widely felt.

     As well as these internal technology upgrades, EDC is also mindful of those customers that prefer to conduct transactions online. For these customers, EDC created EDC Direct in 1998, a customer-only section on www.edc.ca. In 2003, more than 26,400 credit approval requests were submitted online, which represents 59 per cent of all requests received from short-term insurance customers. The first survey of EDC’s online customers was conducted in 2003. Customers gave EDC an overall satisfaction score of 8.36 out of 10, with 25 per cent giving the service 10 out of 10 points.

     In order to raise the profile of EDC’s products and services within the exporter and investor community, in September 2003 we launched a new corporate advertising campaign to refresh and better communicate EDC’s brand. Following extensive research with customers, prospects and employees, a new creative expression of EDC’s brand emerged: that EDC helps to “open doors to export opportunity.”

     One of the most significant indicators of our success is the results of our Customer Satisfaction Survey. In 2003, we achieved a record customer satisfaction score of 82.7, up from 81.8 in 2002. The target for 2003 was 80.

Partnering for success

One of the most effective ways for EDC to deliver services is in partnership with the banking community, which is constantly looking for innovative ways to provide its customers with working capital solutions. EDC plays an important role in helping financial institutions and their customers meet this challenge. We do this by providing exporters and financial institutions with insurance and guarantees to cover their risk if a problem does occur. This, in turn, gives financial institutions the security they need to give their customers access to more working capital. Working collaboratively with these institutions, therefore, is an essential component of EDC’s partnership strategy.

16          CONNECTED

     One element of this strategy was to create a bank microsite in 2003, an intranet tool that provides bank account managers with up-to-date information on EDC’s products and reinforces how bank/EDC joint solutions can help their customers. The first microsite was launched with Scotiabank in 2003. Additional sites are being planned for 2004.

     EDC also launched a web application to assist financial institutions with risk management activities associated with the assessment and approval of foreign bank exposure under the Documentary Credits Insurance Program (i.e. letters of credit). Through this web channel, the application provides bank policyholders with online opinions and credit approvals, online credit administration and online declarations.

     As well, we began developing a global documentary credit insurance approach to give the banks the option of covering all of their eligible documentary credit business. At this time, banks can only get coverage for individual letter of credit transactions.

A record 82.7 customer satisfaction score was achieved in 2003, with no discernible differences between product lines, regions or customer size.

     In direct response to the diminishing surety capacity for exporters, EDC introduced a portfolio-based surety reinsurance treaty with St. Paul Guarantee Insurance Company. Under this agreement, EDC will provide up to $200 million in additional reinsurance capacity to St. Paul to cover surety bonds issued on behalf of their Canadian exporter clients undertaking U.S. contracts. SMEs are expected to be the main beneficiaries of this tool.

     Increasingly in many countries, responsibility for buying municipal services is being pushed to regional and municipal governments. At the same time, central governments are less willing to provide guarantees to support work that needs to be done at these levels, such as improvements or repairs to sanitation and transportation. Consequently, companies selling to this level of government often have difficulty arranging financing since their buyers do not have credit ratings from recognized credit rating agencies. To address this gap, EDC signed an agreement with Standard & Poor’s to obtain credit assessments of non-rated regional or municipal governments whenever EDC financing is required to purchase Canadian goods and services. This enables EDC to assess these buyers and provide quick response to customers as to whether or not we can provide financing.

EDC ANNUAL REPORT 2003          17

PERFORMANCE AGAINST OBJECTIVES

An EYE on the future

An important role for EDC is to help foster an export culture in Canada by helping the next generation of exporters to succeed. To this end, EDC has forged strong partnerships with 25 of Canada’s universities through our Education and Youth Employment Strategy (EYE). Through this program we offer 27 International Studies Scholarships for MBA and undergraduate students studying business or economics, with an interest in finance, international business or international relations. This program allows us to help create employment opportunities for young Canadians by encouraging research and studies in international business and by offering relevant work experience. In 2003, for example, 67 students were offered relevant work experience at EDC. Another integral part of our EYE strategy is sponsorship of key organizations such as the Forum for International Trade Training which provides training and certification to international trade professionals, and the Association for the International Exchange Students in Economics and Commerce, the world’s largest student-run organization, which helps students find work placements in other countries.

     EDC also continues to work with geographic, sector and exporter associations at both the national and local levels to increase its reach within the exporter community. Recent formalized marketing arrangements include those with the Canadian Wireless Telecom Association and Quebec Plastics Industry Association. Also, in 2003 EDC entered into a 12-month marketing agreement to reach the 20,000 members of the Canadian Construction Association.

In 2003, EDC facilitated $ 10.54 billion of business in 143 developing markets, an increase of seven per cent over 2002.

     Partnerships can also take the form of group or umbrella insurance policies that provide easy and inexpensive access for association members, in particular smaller exporters, to EDC’s insurance programs. Current policies include those with the Wood Products Group and the Canadian Apparel Federation.

18          CONNECTED

Supporting business in developing markets

In 2003, EDC facilitated $10.54 billion of business to developing markets compared to $9.85 billion in 2002, an overall increase of seven per cent. Of this total, $7.22 billion supported exports and $3.32 billion facilitated investments. Investments yield additional benefits as we estimate that each dollar invested by Canadians in developing markets generates two dollars of exports from Canada. Some 1,324 companies benefited from EDC services in 143 developing markets in 2003.

     Although our business volumes in developing markets increased over 2002, volumes were 10 per cent less than planned. The economic recovery in these markets was slower than expected. Our volumes were also negatively impacted by the rise in the Canadian dollar, since the bulk of our transactions are denominated in U.S. dollars.

     As indicated by a recent survey, Canadian exporters and investors are increasingly looking to EDC to provide local market intelligence to help them secure business opportunities. To this end, over the past several years, EDC has been expanding its representation abroad. Two additional postings were approved in 2003: one in Rio de Janeiro, Brazil and the other in Kuala Lumpur, Malaysia. This will bring the total number of representatives to seven. Other representatives are located in São Paulo, Brazil; Beijing, China; Warsaw, Poland and Mexico City and Monterrey, Mexico. Their role is to build relationships with key players in their markets to identify and develop business opportunities, as well as provide assistance to Canadian companies seeking to realize market opportunities. As one example, since representatives were posted in Mexico in 2000 and 2002 respectively, our annual business volumes have grown 26 per cent from $1.95 billion to $2.45 billion.

     EDC also joined forces with the Department of Foreign Affairs and International Trade (DFAIT) to launch a coordinated effort to open doors for Canadians in developing markets. This included exchanging information, partnering on events, participating in joint missions and developing an integrated marketing strategy. Other specific areas of cooperation included: training DFAIT trade program managers on EDC’s products and services; a coordinated approach to eBusiness and client surveys; developing an understanding of the importance of foreign direct investment in securing a role for Canadian companies in transnational supply chains; and, specific joint action plans for developing markets in Brazil, India, Mexico, China and Russia.

     In order to support the federal Government’s initiative to promote closer trade ties with Africa, an African Working Group was created in 2003 with representatives from EDC, DFAIT, the Canadian Commercial Corporation, and the Canadian International Development Agency to work together to identify and develop sound business opportunities for Africa. Lines of credit were established with two major financial institutions, Sonatrach and Banque Algérienne de Développement. Outreach activities included sponsoring the Corporate Social Responsibility & Business Renaissance in Africa Conference in Calgary, which was organized to help companies understand how they can effectively integrate CSR into their business plans for Africa and elsewhere. During 2003, EDC facilitated $1.3 billion in exports and investments to that continent.

EDC ANNUAL REPORT 2003          19

PERFORMANCE AGAINST OBJECTIVES

Supporting our biggest customers: small business

There is no question that small business is big business for EDC. These 6,542 companies represent 91 per cent of our customer base. We offer a range of products to meet their needs, particularly in the areas of risk management services and assistance in freeing up access to working capital.

     Developing and expanding partnerships with Canadian financial institutions and intermediaries is an important way for us to reach out to smaller exporters. Financing export deals can be complex for small companies and usually, no single financial institution can fully support all their needs: commercial banks, credit unions, finance companies, brokers, insurers, sureties and others each have their own approaches and solutions, with varying degrees of risk appetite.

     To this end, EDC identified a market gap in 2001 and bundled a number of working capital and bonding products together to develop a Working Capital Solutions approach to serving small companies. These varied programs free up working capital for the customer by providing the banks with assurance that their risks are covered, minimizing or eliminating the need for extra collateral. For example, our Pre-Shipment Financing Program is a risk-sharing program designed to encourage financial institutions to advance pre-shipment loans to smaller exporters. In 2003, agreements were signed with 14 Canadian banks, credit unions and le Mouvement Desjardins to actively promote and deliver this product to joint customers. In 2003, some 100 transactions were concluded under this program alone.

     The internet is also proving to be an excellent channel to reach SMEs. As a result of our web strategy, EDC now receives on average 35 online applications for Accounts Receivable Insurance per month compared to the same number of online applications for the whole of 2002.

     EDC was also involved in the launch of a new service in 2003 which offers small businesses the opportunity to learn online. The new electronic service is offered in partnership with the E-Learning for Business coalition, whose members include the Canadian Federation of Independent Business, the Canadian Institute of Chartered Accountants, the Canadian Association of Management Consultants, Scotiabank, and the Society of Management Accountants of Canada. Coalition members co-produce and co-market e-learning content including courses that range from e-commerce and financial management to the Forum for International Trade Training’s (FITT) ‘Going Global’ program on export readiness. EDC has created a special course, A Primer on International Trade, to help smaller businesses better understand the scope and opportunities involved in international trade. The primer includes an introduction to commercial contracts and the various payment risks associated with exporting.

     Another key focus during the year was to raise awareness of EDC services to small business through a number of advertising strategies including direct mail campaigns, outbound telemarketing, workshops, advertising and e-marketing. The new corporate advertising strategy launched in 2003 encouraged smaller exporters to contact EDC through the small business centre and corporate web site. In tandem, information for small business was updated on EDC’s web site and the Online Advisor for SMEs was launched to help companies identify their financial needs and give them suggestions as to how EDC products can help.

20           CONNECTED

SME Scorecard

More than 90 per cent of EDC’s customers are small- to medium-sized enterprises. Helping them grow their exports to international markets continued to be one of our top priorities throughout the year. Ready access to working capital is essential to their growth. In 2003, EDC partnered with a number of Canadian financial institutions to introduce a Working Capital Solutions approach, specifically tailored to the needs of smaller exporters.

			%
	2003	Target	Achieved	2002
SME – Customers served count (direct and indirect)	6,542	7,200	91%	6,575
Emerging Exporters (EE) – number of new customers	683	900	76%	818
EE – Average credit approval turnaround time	1.7 days	—	—	2 days

EDC ANNUAL REPORT 2003          21

PERFORMANCE AGAINST OBJECTIVES Connected to Our Shareholder

Manage in a Financially Prudent Manner

Objectives		Performance

➢	Net income of $190 million.	➢	EDC achieved a net income of $158 million.

➢	Financial Sustainability Ratio (FSR) of 13 per cent.	➢	An FSR[1] of 13.8 per cent was achieved.

➢	Gross Efficiency Ratio (GER) of 19.8 per cent.	➢	The GER[2] came in at 17.1 per cent due to vigilant financial management of administrative expenses throughout the year.

➢	Return on Equity (ROE) of 8.4 per cent.	➢	An ROE[3] of 7.1 per cent was attained.

1	FSR is the ratio of adjusted operating income (net of debt relief) to average capital and allowances. Operating income builds on net interest income by adding revenues from insurance operations and other non-interest income and deducting administrative expenses. This ratio provides a measure of the generation of cash from operations relative to capital and allowances.

2	GER is the ratio of gross administrative expenses to net revenue (excluding debt relief). Net revenue is net interest income plus revenues from insurance operations and other non-interest income. GER measures the operational efficiency of EDC as investments in people and technology are required to keep pace with the growth and complexity of the business.

3	ROE is a traditional profitability measure calculated by comparing EDC’s net income (after providing for future losses by way of provisions) to shareholder’s equity. It takes into account both the profitability of EDC and the risk of the business undertaken.

22          CONNECTED

Christina Jennings, Chairman/Founder of Shaftesbury Films
in Toronto, Ontario (right) and Lewis Megaw, EDC’s Regional
Vice-President of Ontario.

EDC conducts its operations on a self-sustaining basis, which means we generate enough income to protect our assets and to support future business.

     From the time we opened our doors in 1944 until 2003 we have cumulatively supported $442 billion in business. This was accomplished while using virtually the same share capital base of $1 billion.

     We are proud of this achievement and know that continued profitability will allow us to support future business. Maintaining profitability means we must continue to prudently manage our business risk. To this end, EDC established the Enterprise Risk Management (ERM) Framework which gives us the tools and methods we need to measure, monitor and manage our risks.

     The diligent application of this framework in 2003 helped EDC stay on course during a challenging year. When we developed our corporate plan in 2002, we predicted that 2003 would be a modest recovery year for Canadian exporters. This, in turn, would mean continued demand for our risk management services. Unfortunately, a number of unexpected events took place which affected the export environment, leading to uncertainty.

     To deal with this uncertainty, EDC regularly revisited ratings and underlying assumptions with respect to credit, market and operational risk to ensure we steered a prudent course. By doing so, and by focusing on the diverse needs of our customers, our financial situation remained healthy, generating a net income of $158 million. This was achieved while keeping administrative costs slightly below 2002 levels.

     We had projected to reach a net income of $190 million in 2003. We did not meet this target, due mainly to the strengthening Canadian dollar and lower debt relief income. Debt relief income was 42 per cent lower than that of 2002.

     The debt relief income was the result of the federal government reimbursing EDC for the amount equal to debt relief granted by the Government of Canada to poor countries for debts incurred with EDC in previous years.

     For complete financial reporting, see pages 45 to 100.

EDC ANNUAL REPORT 2003          23

PERFORMANCE AGAINST OBJECTIVES Connected to Our People

Resource to Deliver Results

Objectives		Performance

Human resources

➢	Maintain voluntary turnover rate at less than 10 per cent.	➢	The voluntary turnover rate came in at 4.2 per cent.

➢	Invest an average of five training days per employee.	➢	On average, employees received 6.4 days of training, including language training.

➢	Rank above Hay Group’s High Quality Organizations for the majority of elements measured on EDC’s Employee Opinion Survey.	➢	Our Employee Opinion Survey results showed that EDC’s work climate continues to rate well above Hay Group’s North American norm and compares advantageously with other financial services organizations and High Quality Organizations. EDC surpassed or equaled the Hay Group’s High Quality norm on all but one climate dimension.

➢	Create a compelling career choice.	➢	EDC was named one of Canada’s ‘Top 100 Employers’ by Maclean’s magazine for the third year in a row.

➢	Continue to develop outstanding leaders.	➢	A faculty of management and leadership was established to encourage, train and support both established leaders and the leaders of tomorrow.

		➢	Training in official languages.

Improve productivity and service with technology

➢	Continue to focus on eBusiness: make the internet an effective information channel; enhance customer service by ‘webifying’ all parts of our short-term insurance value chain; and sell credit and financial services online.	➢	A record number of services were sold online and almost 60 per cent of all credit activity performed by insurance customers was concluded online. EDC also delivered two key projects: a bank microsite with Scotiabank aimed at reinforcing risk-sharing solutions, and a web application into its FIRM business system, which assesses and approves foreign bank exposure under EDC’s Documentary Credits Insurance Program. See pages 14 to 20 for more details on how EDC improved productivity and service with technology.

24          CONNECTED

Benoit Cyr, President of Biogenie in Quebec City,
Quebec (left) and Jean-François Renaud, EDC’s Senior
Business Development Manager, Quebec City office.

As a knowledge-based company with one of the largest pools of trade finance professionals in the world, EDC’s success is firmly rooted in the performance and quality of its people.

     To ensure that we create and sustain a desirable work climate so that we can continue to attract these high performers, EDC is working to enhance our reputation as a compelling career choice for high potential candidates and using talent management strategies to ensure that we keep our employees motivated and challenged.

     We create a positive work environment which, in turn, contributes to our reputation as an employer of choice, by promoting diversity, encouraging work-life balance and advancing our commitment to corporate social responsibility.

     A key indicator of our success is our employee turnover rate. In 2003, that rate was 4.2 per cent. Retention is closely monitored as part of our quarterly Human Resources Activity Reports and is supported through exit interviews. Data collected from these interviews – along with a suite of other key workplace indicators, including workforce statistics, climate, productivity and service metrics – are analyzed and reported to EDC’s senior executive on a quarterly basis. This helps us to assess longer-term business needs and direction, as well as shorter-term decision-making in response to emerging issues and conditions.

83 per cent rate EDC as a great place to work

The positive results from the year’s Employee Opinion Survey also reinforce that our human resource planning and strategies continue to be effective in fostering a healthy culture at EDC. As in previous years, employees continue to rate EDC as a great place to work (83 per cent) with overall results on all the dimensions surveyed such as customer quality/focus, standards and team commitment remaining well above the Hay Group’s North American Norm. This norm, as defined by Hay Group which has been conducting EDC’s surveys since 1999, compares EDC to more than 500 other organizations. EDC also compares favourably to what the Hay Group defines as high-quality organizations, those organizations that place in the top 10 per cent on the customer service dimension scale. The response to the 2003 survey was impressive with more than 97 per cent of employees participating, compared to 91 per cent in 2001.

EDC ANNUAL REPORT 2003          25

PERFORMANCE AGAINST OBJECTIVES

EDC named one of Canada’s ‘Top 100 Employers’

EDC was also named one of Canada’s ‘Top 100 Employers’ in 2003 for the third consecutive year by Maclean’s Magazine. Our achievement was especially notable this year as Maclean’s reviewed a record 51,000 employers across Canada. Of these, Maclean’s invited approximately 6,000 companies, including EDC, to participate. Employers are evaluated on business expansion and growth; physical workplace; work atmosphere; health, financial and family benefits; vacation and time off; employee communications; performance management; training and skills development; and, community involvement. Also of note, EDC’s employee newsletter Link was ranked in the Top 10 by Maclean’s for employee newsletters for the third consecutive year.

     EDC redesigned its employee benefits offering in 2003. The changes followed extensive research which confirmed that employee needs had changed over the 10 years since the plan had last been revised. In making this change, EDC maintained the same level of investment in its benefits program, while realigning the dollars to address some emerging needs and also to provide employees with some flexibility. The program will be rolled out in 2004.

Focus on productivity

Focusing on productivity and efficiency is an essential ingredient for continued success in any high-performing organization. In 2003, we were able to support and sustain our growth through a more efficient alignment of our people. The number of employees grew by 0.6 per cent from 997 in 2002 to 1,003 in 2003. Although there was less emphasis on external recruiting during the year, internal staffing activity remained high, reflecting our priority to develop and reassign resources internally to address emerging business needs and to encourage career development. To assist in this process, e-Recruit was launched in November 2003, to provide human resource personnel with a comprehensive tool for job requisition creation and management, resume routing, applicant tracking and a searchable applicant database.

     Continuous learning remains one of EDC’s corporate values and a principal driver of employee engagement and performance. To this end, our investment was enhanced in 2003 and the corporate measure of an average of five days’ training per person was exceeded by more than one day, to an average of 6.4 days of training per employee. This included 202 employees who were enrolled in Official Language training.

     Greater emphasis was also placed on diversity initiatives in 2003. EDC was pleased to be recognized once again in Canadian Heritage’s 2001-2002 Annual Report on the Operation of the Canadian Multiculturalism Act for our initiatives in this area.

26          CONNECTED

Training tomorrow’s leaders

Launched in early 2003, EDC’s Talent Management Strategy is a proactive and comprehensive program focused on building talent from within the organization, encouraging individual advancement and providing for strategic staffing. The plan has three pillars: Succession Planning, Career Development and Learning & Development (EDC University).

     In order to identify candidates for executive and senior leadership positions, a development assessment process, piloted in 2002, was rolled out. Developmental plans were then tailored to meet individual needs. EDC’s Leadership Competency Framework was also expanded to include enterprise-wide competencies, which will ultimately serve as a framework for all positions within the organization. This, in turn, will provide a career blueprint for employee career planning and development. The enterprise-wide competencies were researched and identified in 2002 and in 2003 corresponding job profiles for all leadership positions were completed.

To provide opportunities for peer coaching and to advance collective learning, ‘learning communities’ were established to bring together leaders with similar challenges and interests and provide them with a forum for them to exchange information and views.

     In conjunction with EDC’s Talent Management programs which help to identify and support qualified employees who aspire to higher leadership levels, the Corporation has established the Leadership and Management Faculty as part of the EDC University. This brings together all related courses into one program which encourages, trains and supports both established leaders and the leaders of tomorrow. A total of 551.7 training days were offered as part of this faculty in 2003. To provide opportunities for peer coaching and to advance collective learning, ‘learning communities’ were established as part of this program. This brings together leaders with similar challenges and interests and provides them with a forum to exchange information and views.

     A ‘Change Management Cycle’ workshop was added as part of the core leadership program in 2003 as well as the implementation of ‘Becoming a Manager,’ a course designed to give new managers the skills they need to both manage and motivate a highly-skilled workforce. Research was also done to explore a fourth core development program to provide leaders with insight into how to foster greater innovative thinking in the workplace. Other programs include semi-annual leadership conferences, and a 360 degree feedback program which gives team leaders an understanding of how their peers and employees feel about their leadership style and abilities.

EDC ANNUAL REPORT 2003          27

PERFORMANCE AGAINST OBJECTIVES

2004 Strategic Objectives

EDC has developed a strategic architecture which depicts the various components of EDC’s corporate strategy. This framework will guide our actions in 2004.

Setting the framework

In 2004, several initiatives will be pursued to ensure that EDC conducts its business in a manner that is consistent with its operating principles and delivers on its public policy objectives.

     Among the deliverables in 2004 will be recommendations from two working groups established to examine strategic issues around EDC’s Short-term Insurance program and the provision of bank guarantees. These two working groups were formed following a strategic review of EDC and its activities undertaken by the Corporation’s Board of Directors. The Board wished to ensure that Canadian exporters and investors have the required trade finance-related products, services and capacity available so that they can realize their full potential in an increasingly competitive global marketplace.

28          CONNECTED

Accessibility to all, with the help of our partners

EDC serves Canadian exporters and investors of all sizes, from all sectors of the economy, in more than 200 markets around the world. We use a variety of distribution channels and work collaboratively with a large number of partners in the exporting and financial communities to reach and serve these companies.

     In 2004, EDC will continue to enhance the efficiency and effectiveness of its service to customers by:

➢	better coordinating its business development efforts internally, including taking a more integrated solutions approach to servicing customer needs;

➢	increasing online access to its services;

➢	updating its product tool kit to keep pace with evolving needs; and,

➢	partnering with other financial intermediaries to increase its reach to Canadian exporters and bring more capacity to the table in fulfilling their needs.

     EDC’s success in meeting the needs of Canadian companies will be measured by:

Measure	2003 results	2004 plan
Business volume – $B (export only)	51.9	55.1
Number of customers served	7,172	8,000
Customer satisfaction	82.7	80.0
* Business volume with banks and sureties – $ B	8.0	7.8
* Number of transactions with partners	1,482	1,300

*	Measures which had not been targeted before. Results in 2003 were higher than anticipated and we will seek to achieve a higher level of performance in 2004, notwithstanding EDC’s 2004-08 Corporate Plan target.

Our commitment to support SMEs

EDC offers a range of products to meet the needs of SMEs, both to help them manage their risks and increase access to much needed working capital. An extensive program to increase awareness of EDC and the products that we make available to this exporter group continues to be a priority. We are also committed to improving the efficiency and quality of our service to this important customer segment. Partnering with Canadian financial institutions and other intermediaries has become an integral part of this out-reach strategy. Our success will be measured by the total number of smaller exporters we serve in 2004, with a target set of 7,200.

Measure	2003 results	2004 plan
SME customers served	6,542	7,200

Business in developing markets

The majority of Canadian businesses export their products and services into the United States, but when they do decide to expand their market strategy to developing markets, EDC can be an important player in their success by providing the financial solutions they need to succeed in these higher risk markets.

EDC ANNUAL REPORT 2003           29

PERFORMANCE AGAINST OBJECTIVES

     On average, EDC supports more than 50 per cent of Canadian exports being marketed in developing markets during any given year. In 2004, EDC plans to expand on this success and will target a higher level of performance over 2003 results for activity in developing markets as indicated in the table below.

     Achievement of these targets will only be made possible by working more closely with the exporting and financial communities and by collaborating with other government departments and agencies.

Measure	2003 results	2004 plan
Business volume – $B	$10.5	$11.0
Number of customers served	1,324	1,520
Number of transactions concluded under our medium/long term program*	1,526	1,350

*	Measure which had not been targeted before. Results in 2003 were higher than anticipated and we will seek to achieve a higher level of performance in 2004, notwithstanding EDC’s 2004-08 Corporate Plan target.

Vigilance in financial management

EDC delivers on its public policy mandate by effectively managing a myriad of risks and generating sufficient income to ensure its long-term viability. The export environment should improve for Canadian companies in 2004 although the risks of doing business abroad will remain high. EDC’s financial performance is forecast to remain strong in 2004 as reflected in the table below. The financial targets are lower than 2003 results, in part due to the appreciating Canadian dollar. In 2003, EDC reduced administrative expenses, which came in lower than the 2002 level. However, expenses will increase in 2004, primarily due to higher human resources, systems and depreciation costs resulting in a higher Gross Efficiency Ratio in 2004.

Measure	2003 results	2004 plan
Net Income – $M	158	102
Return on Equity –%	7.1	4.5
Gross Efficiency Ratio –%	17.1	19.6
Financial Sustainability Ratio –%	13.8	12.8

Resourcing to deliver results

EDC must ensure that it has the internal capacity and talent to successfully execute its business strategy. The quality and performance of our people remain paramount to meeting the needs of our customers. We plan to continue on our journey of making EDC a compelling career choice for performance-driven individuals and to provide an environment where they can learn and fully develop their potential. We measure our success in that regard via the following measures:

Measure	2003 results	2004 plan
Voluntary turnover rate	4.2%	< 6%
Average number of training days per employee	6.4	5
Rank above high-quality organizations in our employee survey	achieved	n/a	*

*	Survey is conducted on a biennial basis.

30            CONNECTED

MESSAGE TO INVESTORS

Marie MacDougall
Vice-President and
Treasurer

Export Development Canada had a successful year in the capital markets. The year was filled with many hard-earned achievements and once again we demonstrated the strength of our strategy in the face of continued volatility.

     With 60 years of experience, EDC offers investors the security that is so highly sought after, particularly in times of uncertainty. An agent of Canada, and wholly owned by the Government of Canada, EDC’s debt securities are direct, unsecured, unconditional obligations of Canada. In terms of regulatory capital applications, EDC carries a zero risk weighting.

     Our mandate, as a government-owned agency, is to help Canadian exporters succeed in global markets and thus strengthen our national economy. The funds required to do so are raised on the capital markets by our team of treasury experts through Short-term and Long-term Funding Programs in all major markets.

     Over the past five years, the size of our Funding Program has ranged from US$5 billion to US$7 billion. In 2003, we raised US$5.7 billion from four core markets. For 2004, our Funding Program aims to raise US$7 billion: US$3 billion in short-term commercial paper and US$4 billion in long-term debt securities.

     One of our key priorities in 2003 was to continue building relationships with investors. We have found that meeting directly with our investors provides us with a much greater understanding of their requirements and has enabled us to adapt our Funding Program accordingly. EDC looks forward to accessing new markets and diversifying its Funding Program in 2004 and beyond.

     As you weigh your investment choices in the year ahead, consider the advantages of EDC bonds. We offer quality, flexibility and – most important – security. As an alternative to AAA sovereign issues, we are an attractive investment.

Marie MacDougall
Vice-President and Treasurer

EDC ANNUAL REPORT 2003            31

MESSAGE TO INVESTORS

Performance against Objectives

Objectives		Performance

Strengthen relationships with EDC investors

➢	Enhance EDC’ s Investor Relations web site www.edc.ca/invest.	➢	Exceeded 15,000 visits to web site in 2003.

		➢	Launched a Mandarin language site, as a complement to English, French and Japanese web sites.

		➢	Funding and indicative pricing available daily.

➢	Increase number of investor roadshows.	➢	Completed 45 investor roadshows across three continents.

		➢	Reached out to 86 portfolio managers from North America, Asia and Europe, representing an increase of 19 per cent from 2002.

Continue to provide EDC investors with innovative product offerings

➢	Expand global bond platform.	➢	Successful launch of US$500 million three-year global bond in February 2003.

		➢	First EDC global bond with such a high placement among U.S.-based investors.

➢	Penetrate Japanese retail system.	➢	Issued eight Uridashi bonds, representing the largest number in EDC history.

		➢	Issued largest Uridashi bond for EDC, at US$485 million.

➢	Penetrate Canadian retail system.	➢	Tailored more than US$800 million in transactions with Canadian investors.

Raise sufficient funds in capital markets to satisfy EDC’ s operational needs

➢	Raise US$5.5 billion in Long-term Funding Program.	➢	Raised US$3.2 billion in Long-term Funding Program, which met EDC’ s operational needs.

➢	Broaden investor base into new markets.	➢	2003 Funding: Short-term and Long-term

Japan	40%
Canada	32%
Non-Japan Asia & Middle East	14%
United States	9%
Europe	5%

32            CONNECTED

Performance

EDC strives to continuously meet the information needs of its investors. The web site is a medium of choice and EDC’s Investor Relations section was expanded in 2003 to include a Mandarin language section as a natural complement to English, French and Japanese sections, each with its own dedicated following.

“Roadshows and transparency are key.”

Dexia Asset Management

     One of EDC’s key priorities in 2003 was to continue building relationships with investors. By meeting directly with investors during 45 roadshows, EDC was able to develop a greater understanding of requirements, which enabled it to adapt the Funding Programs accordingly.

     Approximately half of all EDC 2003 long-term transactions were placed in Canada, demonstrating an ongoing commitment to this core market. 2003 was marked by steady growth in placing long-term securities with Japanese investors, with almost one-third of all transactions placed into the Japanese retail system. Broadening its investor base in new markets continues to be a priority and EDC expanded penetration into non-Japan Asia and the Middle East in 2003. Approximately 14 per cent of the long-term funding raised was issued to investors in these markets.

     At the beginning of 2003, EDC announced it would raise US$8 billion in the capital markets. However, over the course of the year, EDC funding requirements declined and at the end of December total funds raised were US$5.7 billion: US$2.5 billion in Short-term Funding and US$3.2 billion in Long-term Funding.

     The 2004 outlook calls for a Funding Program of US$7 billion through a combination of Short-term (US$3 billion) and Long-term (US$4 billion) funding. EDC will continue to expand the number and type of investment products it offers to investors and will tailor them to meet specific portfolio requirements.

EDC is Canada

EDC is wholly owned by the Government of Canada and was created to help Canadian exporters launch and grow their global operations, thereby strengthening the national economy. EDC is accountable to Parliament through the Minister of International Trade and maintains its own Board of Directors and management structure. Debt obligations of EDC and those of the Crown rank equally.

“EDC’s debt is an irrevocable full faith and credit obligation of Canada.”

Moody’s Investors Service

	Domestic Currency		Foreign Currency
	Long-term	Short-term	Long-term	Short-term
Moody’ s	Aaa	P1	Aaa	P1

Standard & Poor’ s	AAA	A-1+	AAA	A-1+

DBRS	AAA	R-1 (high)	AA (high)	R-1 (high)

JCR	AAA	–	AAA	–

     In accordance with the International Convergence of Capital Measurement and Capital Standards set forth by the Basle Committee on Banking Regulations and Supervisory Practices, EDC’s debt obligations will incur favourable capital treatment, as they constitute a direct claim on a central government within the OECD. EDC carries a zero risk weighting for regulatory capital applications.

EDC ANNUAL REPORT 2003            33

EDC Investment Products: Quality, Flexibility, Security

Short-term Funding Program

EDC currently manages three Short-term Programs to provide investors in North America, Europe and Asia with the opportunity to purchase securities in a variety of maturities and currencies while acquiring AAA sovereign credit.

	CAD CP	US CP	Euro CP
Ratings	A-1+	A-1+	A-1+

Currency	Canadian dollars	US dollars	Variety

Maturity	1–364 day(s)	1–270 day(s)	1–364 day(s)

Volume*	US$800 million	US$1,200 million	US$200 million

Dealers	RBC Capital Markets	Goldman, Sachs & Co.	Barclays Capital
	CIBC World Markets	Lehman Brothers Inc.	(Barclays Capital
		Merrill Lynch Money	Frankfurt Branch)
		Markets Inc.	Citibank International
		RBC Capital Markets	(Citibank AG)
		CIBC World Markets	Credit Suisse First Boston
(Euro) (Limited)

*	Monthly Average Outstanding Balance for 2003

Long-term Funding Program

A wide spectrum of debt products in a range of currencies and terms from up to 15 years are offered, and a sample of these products are listed below.

Long-term debt securities

Ratings	AAA/aaa

Maturity	1 year–15 years

Products	Global Bonds, Domestic Bonds, Callable/Extendible, Fixed to Float, Reverse Dual Currency, Callable Accrual, Zero Coupon, Uridashi, Samurai, Private Placements

www.edc.ca/invest

34            CONNECTED

REPRESENTATIVES

Executive Management Team
As at December 31, 2003

Vacant: Senior Vice-President, Business Development

Members of the Board of Directors
As at December 31, 2003

Mr. J. Bernard Boudreau
President
Radcliffe Consulting and
Investment Ltd.
Halifax, Nova Scotia

Mr. Rayburn D. Doucett
President
Crosswaters Trade Brokers Limited
Belledune, New Brunswick

Mr. Leonard J. Edwards
Deputy Minister for
International Trade
Ottawa, Ontario

Mr. Rowland W. Fleming
President
Vergemount Inc.
Creemore, Ontario

Mr. Robert A. Fung
Orion Securities Inc.
Toronto, Ontario

Mr. A. Ian Gillespie
President and Chief
Executive Officer
Export Development Canada
Ottawa, Ontario

Mr. Paul Gobeil
Chairperson of the Board
Export Development Canada
Montreal, Quebec

Mr. Brian G. Heffernan
Collins Barrow Calgary LLP
Calgary, Alberta

Mr. Robert J. Holt
President
Applied Common Sense
Solutions Inc.
Salt Spring Island,
British Columbia

Mr. Michael J. Horgan
Sr. Associate Deputy Minister
and G-7 Deputy for Canada
Department of Finance
Ottawa, Ontario

Mr. Pierre MacDonald
President and Chief
Executive Officer
MacD Consulte Inc.
Verdun, Quebec

Mr. James A. Pattillo
President
Advance Film Group
Calgary, Alberta

Mr. Raymond C. Setlakwe, Q.C.
President
A. Setlakwe Limited
Thetford Mines, Quebec

Mr. Ajay K. Virmani
President
Cargo Jet Canada Ltd.
Mississauga, Ontario

Ms. Margriet Zwarts
General Counsel and
Telesystem International
Wireless Inc.
Montreal, Quebec

During 2003, the following changes occurred on the Board of Directors:

➢	Dorothy E. Byrne and Jonathan T. Fried retired effective January 16 and May 26, 2003, respectively.

➢	Brian G. Heffernan was appointed on January 24, 2003.

➢	Michael J. Horgan was appointed on May 27, 2003. Mr. Horgan became Deputy Minister, Indian and Northern Affairs on December 12, 2003.

➢	Raymond C. Setlakwe was appointed on July 24, 2003.

EDC ANNUAL REPORT 2003            35

CORPORATE GOVERNANCE PRACTICES

In 2003, the Board of Directors of EDC continued to show leadership in ensuring the effectiveness of EDC’s corporate governance regime. Good governance is good practice.

     The Board recognizes that effective governance is vital to EDC’s continued success, and over the past several years has refined its governance processes and related accountability mechanisms. A commitment to corporate governance is as relevant for the boards of public-sector corporations as for those in the private sector. The governance structure helps EDC fulfill its mandate and balance public policy and commercial objectives. It focuses on areas outlined in the Treasury Board’s publication Corporate Governance in Crown Corporations and Other Public Enterprises, which remain guiding principles.

Board stewardship

The stewardship of EDC is a key priority for the Board. To this end, the Board oversaw the following initiatives:

     Strategic Direction and Public Policy Objectives: The responsibilities of approving the Corporation’s strategic direction and examining its public policy objectives were the focus of intensive examination in 2003. The objective of a comprehensive strategic review of EDC and its activities which started in 2002 was to ensure that Canadian exporters and investors have available trade finance-related products, services and capacity to realize their full potential in an increasingly competitive global marketplace.

     A Strategic Review Committee of the Board, formed to develop a work plan to examine Canada’s export credit system and EDC’s place and function within it, carried this work forward by overseeing a number of significant research initiatives. Once this data was collected and analyzed, the committee formulated a number of recommendations. Its final report was delivered to the Board in September 2003. At a two-day strategic session, the Board accepted the report, and agreed to establish two working groups. The working groups were tasked with developing work plans to further examine strategic issues related to short-term insurance and to bank guarantees, and to report back to the Board in 2004. The Board also noted committee observations intended to improve the overall governance regime. Having declared that the committee had fulfilled its mandate, the Board thanked the members (R.W. Fleming (Chairperson), J.B. Boudreau, P. MacDonald and J. Pattillo) for their dedication, insight and the investigative diligence with which the work was conducted. It then dissolved the committee.

     In light of the issues arising from this review, the Board approved EDC’s 2004-2008 Corporate Plan which reflected the ongoing dialogue and increased emphasis on strategic considerations. The Board also felt the next corporate plan should reflect the conclusions and articulate strategies with respect to the working group’s recommendations. The review enabled the Board to focus on documenting the current public policy objectives of the Corporation, achieving appropriate balances between its public policy mandate and its objective of operating on sound commercial principles, and assessing the ongoing relevance of EDC’s mandate.

36            CONNECTED

     During the year, EDC’s Board and executive management participated in a survey on board governance issues. To ensure confidential and objective results, this survey was prepared, conducted and results analyzed by an independent party. Following a detailed presentation, the Corporate Governance Committee developed a work plan based on the survey results.

     Identifying and Managing Risks: EDC continued to demonstrate risk management leadership, by refining processes and systems to manage risk. The Risk Management Committee oversaw the annual review of manuals detailing Credit Risk and Market Risk Management Policies and procedures, and recommended amendments to ensure these manuals respond to a changing environment. As well, the committee, as part of EDC’s Enterprise Risk Management program, oversaw the development of a draft Operational Risk Management framework to complement the existing manuals and to address more specifically the areas of operational, organizational and business risks. EDC’s risk management expertise received a high rate of satisfaction in the 2003 governance survey results.

     Succession Planning: During 2003, the Corporation’s executive succession plan was, with the involvement of the Human Resources Committee, extended to senior management at the non-executive level. The committee reviewed several senior appointments. The development and training of candidates, including assignments for developmental purposes, continued with the committee’s oversight. Both the committee and the Board were involved in the review and approval of executive level appointments to replacement and newly created positions.

     Relevance of Information: Important initiatives were undertaken in 2003 to ensure that relevant information continues to be presented to directors in a concise and useful manner and that their requests for information or directions for action receive timely follow-up. For example, information from the Board committees was made available to all directors, and mechanisms developed to ensure that directors have the information they need to make decisions.

     Audit Regime: In 2003, the Board and the Audit Committee paid close attention to the integrity of EDC’s internal control systems and agreed, in light of the increasing importance of the internal audit group, to strengthen this role by creating the position of Vice-President, Internal Audit and Evaluation. With respect to the external audit regime, the Audit Committee and the Board received briefings concerning the statutorily required Special Examination and the review and audit of EDC’s Environmental Review Directive. Both will be conducted in 2004 by the Auditor General of Canada. Plans to conduct these reviews were accepted by the Audit Committee. In the 2003 governance survey results, the functioning of the Audit Committee was considered to be one of the strongest governance areas at EDC.

     Communications and Stakeholder Relations: The governance survey identified communication with the shareholder as an area of considerable significance. This issue was also reflected in the Strategic Review which helped the Board to understand the shareholder’s perspective when developing plans. Mechanisms were developed so that appropriate staff in government departments will receive relevant information as to the considerations EDC takes into account when exercising its powers, and to ensure that the shareholder’s views continue to be reflected in ongoing strategic planning and work.

EDC ANNUAL REPORT 2003            37

     The Board also focused on communication with the public using various vehicles, including a survey which assessed EDC’s effectiveness in marketing. Various mechanisms to engage other stakeholders, such as EDC’s Advisory Council on Corporate Social Responsibility, and an internal group dedicated to corporate representation and stakeholder dialogue, continue to be maintained and strengthened.

Working with management

As previously noted, the confidential 2003 governance survey was completed by both directors and EDC senior management. It examined both the functioning of the Board and its committees, and the efficacy of the relationship between the Board and EDC management. The 2003 survey results indicated that the working relationship between the Board and management is basically sound, but both parties have committed to improvements such as enhanced responsiveness and improved dialogue. The risk management process continues to include a clear delineation of responsibilities to enhance effectiveness. The Board reaffirmed this process and accountability regime in 2003.

Board independence

The Board continues to meet without management present for a portion of each meeting, as do certain committees, in particular the Audit Committee and the Human Resources Committee. As remains consistent practice, directors received briefings on conflict of interest issues, were provided with information on EDC’s Code of Conduct and applicable legislation, and filed declarations of compliance. The Board and committees received external independent advice where such advice was necessary or desirable. For example, the Strategic Review Committee made extensive use of consultants and the Risk Management Committee received information from consultants relating to its review of the risk frameworks. All committees were assessed as functioning well in the 2003 governance survey.

Functioning of the Board

As noted previously, the 2003 governance survey and the analysis by the Corporate Governance Committee of its results mark a significant initiative in assessing and enhancing the functioning of the Board. Board renewal was identified as a major area of focus, with the committee assuming a lead role in assembling and maintaining profiles of the directors to enhance the contribution of the Board and the Chairperson in future Board appointments and to oversee research in connection with director compensation. The Corporate Governance Committee was also charged with confirming the ongoing effectiveness of EDC’s education/orientation processes for directors by reviewing the program’s curriculum. Other activities directed at Board functioning will include a review of the practices and systems relating to conflict of interest and use of confidential information, and the creation of a consolidated reference manual on Board operations.

     The ongoing focus on strategic considerations enhances corporate governance at EDC, and is expected to result in further initiatives in 2004. Corporate governance will also be included in the Auditor General’s Special Examination in 2004. Further opportunities for action may be identified through that process.

38            CONNECTED

COMMITTEES OF THE BOARD OF DIRECTORS

The Audit Committee assists the Board in fulfilling its responsibilities in relation to: financial reporting and performance measurement; financial and management control systems and practices; safeguarding of EDC’s assets and resource management; corporate financing; internal and external audits; EDC’s Code of Business Ethics and Code of Conduct; Environmental Review Directive; and overseeing the activities of the Compliance Officer. Areas of particular focus included: the review and approval of plans for the Special Examination and the Environmental Audit, both to be conducted in 2004 by the Office of the Auditor General of Canada; approval of changes in accounting policies to reflect new accounting guidelines and industry practice; receipt of regular reports on environmental compliance; review and approval of important capital and administrative expenditures; and recommendations for revision of the committee’s Terms of Reference. The committee held six meetings.

Members: R.A. Fung (Chairperson), B.G. Heffernan, R.J. Holt, P. MacDonald, J.A. Pattillo, and A.K. Virmani.

The Business Development Committee assists the Board by providing policy direction to enhance EDC’s ability to meet the evolving needs of the market, taking into account factors related to industrial sector and/or regional economy. Areas of particular focus included: EDC regional offices; international market representation; corporate advertising program; plans with respect to business in developing markets; updates on various business activities and related initiatives, including online partnerships with financial institutions; and a review of a survey of Canadian exporters undertaken as part of the strategic review process. The committee held seven meetings.

Members: R.D. Doucett (Chairperson), J.B. Boudreau, R.A. Fung, R.C. Setlakwe, A.K. Virmani and M. Zwarts.

The Corporate Governance Committee is responsible for, and makes recommendations to the Board on matters relating to EDC’s corporate governance regime, including the development and implementation of methods to ensure good board performance; and the determination of the structure, responsibility and composition of Board committees. Areas of particular focus included a governance survey conducted by an independent third party; review of survey results and development of a work plan; reviewing and recommending updates to the Terms of Reference of Board committees and changes in the membership of the various committees of the Board. The committee held four meetings.

Members: P. Gobeil (Chairperson), R.D. Doucett, R.W. Fleming, J.A. Pattillo and M. Zwarts.

The Executive Committee has the authority to exercise all the Board’s powers with the exception of: declaring dividends; approving the Corporate Plan, budget, financial statement or report required by any statute or under EDC’s By-Laws; and making, amending or repealing EDC’s By-Laws. This committee handles urgent matters that may arise between Board meetings. The committee held three meetings.

Members: P. Gobeil (Chairperson), L.J. Edwards, A.I. Gillespie, P. MacDonald and J.A. Pattillo.

EDC ANNUAL REPORT 2003            39

COMMITTEES OF THE BOARD OF DIRECTORS

The Human Resources Committee assists the Board by: reviewing and making recommendations on EDC’s Human Resources strategic plan, senior management succession planning and compensation policy; approving, on the recommendation of the president, the annual budget for both base pay and variable pay and the annual cash compensation paid to senior executives; and, working with the Pension Committee in recommending design changes to the employees’ pension plan. Areas of particular focus included: a review of the president’s performance against objectives; an update on succession planning mechanisms for senior management positions; a review and recommendations for revision of the committee’s Terms of Reference; approval of EDC’s compensation plan for 2003; and approval and/or recommendations with respect to several senior level positions, and related corporate restructuring. The committee held nine meetings.

Members: R.J. Holt (Chairperson), R.D. Doucett, L.J. Edwards, A.I. Gillespie, P. Gobeil, P. MacDonald and R.C. Setlakwe.

The Pension Committee assists the Board in overseeing the administration of the employees’ pension plan including ensuring the component plans are properly administered and funded in accordance with applicable legislation, required documents are filed with appropriate authorities and all activities of the plan are monitored on an ongoing basis, as well as working with the Human Resources Committee in recommending plan design changes. Areas of particular focus included: review of the performance of the plan’s investment managers, including annual meetings with each manager and the external investment performance monitor and approving changes in investment management, oversight of the annual review of investment policies and resulting amendments, oversight of the receipt of transfers related to the government pension plan, and monitoring of actuarial, financial and legal compliance of the plan. The committee held four meetings.

Members: R.W. Fleming (Chairperson), A.I. Gillespie, B.G. Heffernan, P. Gobeil and R.J. Holt.

The Risk Management Committee assists the Board in fulfilling its oversight responsibilities with respect to the management of credit, market and other enterprise risks. This oversight includes: direct and contingent credit exposures undertaken by EDC in the conduct of its business activities; establishing and updating, as required, an effective and flexible regime governing the authorizations required by the Corporation to undertake such activities; the risks to EDC’s financial resources and value from exposure to changes in market risk factors such as interest rates, foreign exchange rates and equity indices; and availability of liquid diversified financial resources to call upon in the event that market conditions do not permit access to funding. Areas of particular focus included: on-going monitoring of industry, sector and country developments affecting the economic and political environment, as well as EDC’s exposure vis-à-vis its portfolio; work towards developing an Operational Risk Management Framework; and regular review and recommendation for re-approval of risk management policy frameworks. The committee held six meetings.

Members: P. MacDonald (Chairperson), J.B. Boudreau, R.W. Fleming, A.I. Gillespie, P. Gobeil and R.J. Holt.

40            CONNECTED

Ad Hoc Committees of the Board may be established by the Board, as it did in 2002 when the Strategic Review Committee was created. This committee completed its work and was dissolved in October 2003.

     All committees are required to report their activities to the Board of Directors in a regular and timely manner.

     Directors’ remuneration is set by Order in Council, supplemented by government guidelines for payment of fees to the Chairperson of the Board and to the other private-sector directors. The chairperson is paid an annual fee of $12,400 and a per diem of $485; other private-sector directors are paid an annual fee of $6,200 and a per diem of $485. In addition, private-sector directors, other than the chairperson, receive annual fees of $2,000 when they hold office as vice-chairperson of the Board or as committee chairperson. Public service directors do not receive remuneration.

     The total aggregate remuneration paid to EDC’s private sector directors for services in 2003 was $307,661, compared to $247,500 for 2002. The total costs incurred by the Board for business travel and promotion, as well as meeting expenses, was $287,217 for 2003 compared to $235,124 for 2002. The increase in remuneration and expenses is largely due to the work carried out by the Strategic Review Committee during the year. For EDC’s President and Chief Executive Officer, expenses for business travel, promotion and conference fees were $91,072 in 2003 compared to $107,606 in 2002.

     Directors served, on average, on three Board committees, with a total of 46 meetings of the Board and its regular committees held during 2003. Attendance at these meetings was as outlined in the following table.

Table of Directors’ attendance at meetings of the Board, and of Board Committees in 2003

	Audit-6	BDC-7	Corp. Gov.-4	Exec.-3	HR-9	Pension-4	Risk-6	Board-7
Boudreau	n/a	7/7	n/a	n/a	n/a	n/a	6/6	7/7
Doucett	n/a	7/7	4/4	n/a	9/9	n/a	n/a	7/7
Edwards	n/a	n/a	n/a	3/3	8/9	n/a	n/a	6/7
Fleming	n/a	n/a	4/4	n/a	n/a	3/4	5/6	7/7
Fung	5/6	6/7	n/a	n/a	n/a	n/a	n/a	6/7
Gillespie	n/a	n/a	n/a	3/3	9/9	3/4	6/6	7/7
Gobeil	n/a	n/a	4/4	3/3	8/9	3/4	6/6	7/7
Heffernan[1]	5/5	n/a	n/a	n/a	n/a	3/3	n/a	7/7
Holt	6/6	n/a	n/a	n/a	9/9	4/4	6/6	7/7
Horgan[2]	n/a	n/a	n/a	n/a	n/a	n/a	n/a	5/5
MacDonald	6/6	n/a	n/a	2/3	9/9	n/a	6/6	7/7
Pattillo	5/6	n/a	4/4	3/3	n/a	n/a	n/a	7/7
Setlakwe[3]	n/a	1/2	n/a	n/a	1/2	n/a	n/a	4/4
Virmani	1/6	1/7	n/a	n/a	n/a	n/a	n/a	3/7
Zwarts[4]	n/a	4/5	2/3	n/a	n/a	n/a	n/a	6/7

[1]	Mr. Heffernan was appointed to the Board on January 24, 2003 and to the Audit and Pension Committees on February 26, 2003.

[2]	Mr. Horgan was appointed to the Board on May 27, 2003.

[3]	Mr. Setlakwe was appointed to the Board on July 24, 2003 and to the Business Development and Human Resources Committees on September 4, 2003.

[4]	Ms. Zwarts was appointed to the Business Development and Corporate Governance Committees on February 26, 2003.

EDC ANNUAL REPORT 2003          41

CODE OF BUSINESS ETHICS

For 60 years, EDC has been serving Canadian exporters with diligence, competence and pride – and doing so while adhering to the highest standards of ethical business behaviour.

Commitment to legal and ethical conduct

EDC will conduct its business and affairs in accordance with the letter and spirit of all applicable laws in the countries in which it does business. If any EDC employee or representative is ever uncertain as to the interpretation or application of a particular law, he or she must seek advice from Legal Services before taking action. Compliance with the law may, however, fall short of the standard of ethical conduct expected by EDC.

     Accordingly, it is EDC’s policy that each of its directors, employees and representatives conduct EDC’s business with honesty, integrity and fairness. It is also corporate policy that communication and relationships with stakeholders be truthful and transparent in a way that will withstand the highest degree of public scrutiny. Working relationships will be based on candor and openness, treating each other fairly and with respect, while acting with integrity, and weighing responsibilities to all stakeholders.

The environment

In considering transactions, EDC examines environmental risk along with any other risk. EDC has developed its own environmental assessment procedure in consultation with Canadian exporters, environmental organizations and other stakeholders. This procedure will support EDC’s desire to conserve and enhance environmental quality and to advocate concern for the environmental impact of projects it supports in foreign jurisdictions. EDC will encourage best practices among those with whom it does business, with the aim of raising international environmental standards. EDC will strive for high standards of environmental conservation while ensuring that this does not unduly hinder EDC’s ability to support Canadian exporters to compete on a global scale.

Prohibitions against bribery and corruption

Basic criminal statutes of virtually all countries prohibit extortion and bribery. Under no circumstances will EDC, directly or indirectly, knowingly offer or give a bribe. Further, EDC will not support a transaction that involves the offer or giving of a bribe, and will exercise reasonable diligence and care not to support unknowingly such a transaction.

42          CONNECTED

Human rights

EDC values human rights and promotes the protection of internationally recognized human rights, consistent with the policies of the Government of Canada. EDC recognizes the sovereignty of other national governments with respect to human rights and conducts business with them where doing so is consistent with the policies of the Government of Canada.

     EDC employees, representatives and other stakeholders are entitled to have their dignity as human beings respected and to work in an environment free from intimidation, hostility or offensiveness. EDC is therefore committed to creating and maintaining a work and business environment that is free from harassment and discrimination on prohibited grounds. These prohibited grounds include age, race, colour, religion, creed, sex, nationality, ethnic or place of origin, citizenship, language, political belief, marital or family status, pregnancy, sexual orientation and disability.

Avoiding conflicts of interest

Employees and representatives of EDC have a duty to act in the best interests of EDC at all times. A conflict of interest arises when an employee must choose between EDC’s best interests and his/her own. The judgment of EDC employees and representatives must be, and must be seen to be, independent of any personal or financial interests that arise from business dealings, social ties or other personal considerations.

     EDC has adopted a Code of Conduct that requires employees and representatives of EDC to adhere to the highest standards of conduct with respect to conflicts of interest. Compliance with these standards is achieved through avoidance, disclosure, discontinuance or divestment.

Maintaining confidentiality of information

EDC will respect the privacy rights of its stakeholders, including their right to security of information. EDC will preserve confidential information in its possession, and use such information only for corporate purposes.

     Some employees have access to sensitive or confidential information that, if released, could significantly harm EDC, its employees or other stakeholders. Therefore, employees and other representatives of EDC must use extreme care when handling such information. As a general rule, such information shall not be provided to EDC employees or representatives other than on a need-to-know basis or to anyone outside EDC who is not authorized or legally entitled to receive it.

EDC ANNUAL REPORT 2003          43

GLOSSARY OF FINANCIAL TERMS

Actuarial Gains and Losses – Changes in the value of the accrued benefit obligation and the plan assets resulting from actual results differing from those assumed or changes in an actuarial assumption.

Actuarial Valuation (re: Employee Benefits Plan) – An assessment of the financial status of a benefit plan performed by an independent actuary. It includes the valuation of any plan assets and the accrued benefit obligation using estimates of future events that will affect the costs and obligation for employee future benefits.

Basis Point – One one-hundredth of a percentage point.

Contingent Liability – Potential debt which may become an actual financial obligation if certain events occur or fail to occur. Contingent liability is also referred to as insurance policies and guarantees outstanding.

Credit Risk – Credit risk is the possibility that a loss may be incurred if a counterparty fails to meet its financial commitments.

Facultative Reinsurance – Reinsurance provided on a transactional basis.

Financial Sustainability Ratio – Adjusted operating income (operating income net of debt relief) as a percentage of the year’s average capital and allowances.

Foreign Exchange Risk – Foreign exchange risk is the possibility that a loss may result from exchange rate movements.

Gross Efficiency Ratio – Gross administrative expenses expressed as a percentage of net revenue excluding debt relief.

Gross Loans Receivable – Principal amounts outstanding, including any non-accrued capitalized interest, under existing loan agreements.

Hedge – A risk management practice used to manage interest rate or foreign exchange exposures arising from the normal course of business operations.

Impaired Loans – Loans that no longer have reasonable assurance of collection of interest and principal.

Interest Rate Risk – Interest rate risk is the potential impact on the Corporation due to changes in interest rates.

LIBOR – London Inter-Bank Offered Rate – The interest rate at which banks in London are prepared to lend funds to first-class banks.

Liquidity Risk – Liquidity risk is the chance that funds will not be available to meet the Corporation’s obligations.

Market Risk – Market risk is the likelihood of a loss to the Corporation as a result of possible movements in interest and foreign exchange rates.

Net Interest Income – The difference between the interest earned on assets and interest expense on borrowings.

Net Margin – Net interest income expressed as a percentage of average assets employed.

Net Revenue – Net income excluding the provision for credit losses and administrative expenses.

Operating Income – Net income excluding the provision for credit losses.

Operational Risk – Operational risk is the potential loss that may result from human error, internal control weaknesses and system deficiencies.

Projected Benefit Method Pro Rated on Services – An actuarial valuation method in which an equal portion of the total estimated future benefit is attributed to each year of service.

Projected Benefit Obligation – The actuarial present value of benefits attributed to employee services rendered to a particular date.

Return on Equity – Net income expressed as a percentage of shareholder’s equity.

Undisbursed Loan Commitments – A contractual amount under an existing loan agreement that has yet to be advanced to the borrower.

44          CONNECTED

2003 Financial Review

Management’s Discussion and Analysis
46	Operating Highlights
53	Risk Management
72	Financial Reporting Responsibility
73	Auditor’s Report
Consolidated Financial Statements
74	Consolidated Balance Sheet
75	Consolidated Statement of Income and Retained Earnings
76	Consolidated Statement of Cash Flows
77	Notes to the Consolidated Financial Statements
98	Five-Year Review

EDC ANNUAL REPORT 2003          45

MANAGEMENT’S DISCUSSION AND ANALYSIS

Operating Highlights

Income Statement Discussion

Net Income

Net income reported for 2003 was $158 million, up $36 million from the 2002 level of $122 million. The increase was primarily the result of lower provisioning charges which were partially offset by lower net interest income. The reduction in net interest income and provisions is largely driven by the rapid appreciation of the Canadian dollar during 2003, since the majority of the Corporation’s assets are denominated in U.S. dollars. A reduction in debt relief income also contributed to the lower net interest income. The receipt of debt relief in 2003 resulted in the recognition of income associated with non-accrued capitalized interest (debt relief income) of $56 million, $40 million less than the debt relief income recognized in 2002.

The reduction in net interest income was partially offset by lower funding costs. During 2003, EDC continued to fund a portion of its fixed rate borrowing requirements in short-term and floating rate funding in order to take advantage of the low interest rate environment that existed throughout the year.

The following table outlines net income and return on shareholder’s equity over the last five years:

($ in millions)	2003	2002	2001	2000	1999
Net income	158	122	58	194	118
Shareholder’s equity	2,235	2,077	2,050	1,992	1,798

Return (%) on shareholder’s equity	7.1%	5.9%	2.8%	9.7%	6.6%

Impact of Foreign Exchange Translation on 2003 Results

In order to better understand the impact of foreign exchange on EDC’s balance sheet and income statement in 2003, the table below looks at income statement and balance sheet items that have been materially affected by the rapid strengthening of the Canadian dollar in 2003. The variance from 2002 results is provided as well as the degree to which foreign exchange translation contributed to these variances. The other (non foreign exchange related) factors which contributed to the variances will be discussed on the following pages in the applicable sections of the management discussion and analysis.

		Increase/	Foreign
		(decrease)	exchange
($ in millions)	2003	from 2002	impact	Other
Income statement components
Interest income	1,365	(200)	(136)	(64)
Interest expense	409	(171)	(44)	(127)

Net interest income	956	(29)	(92)	63
Provision for credit losses	784	(56)	(77)	21
Net income	158	36	(24)	60

Balance sheet components
Gross loans receivable	21,499	(4,842)	(4,333)	(509)
Allowance for losses on loans, loan commitments and loan guarantees	3,762	(228)	(774)	546
Loans payable	17,325	(3,503)	(1,772)	(1,731)
Total assets	21,115	(3,634)	(1,997)	(1,637)

46          CONNECTED

Net Interest Income

Net Margin

The net margin of 3.96%, which represents net interest income expressed as a percentage of average performing assets employed, increased by 12 basis points from the 2002 level of 3.84%.

The following items contributed to the change in net margin:

	bp
Increased spread due to lower debt funding costs	20
Decreased interest reversals on impaired loans	9
Decrease in debt relief income	(17)

Net increase in net interest margin	12	bp

The net interest margin increased in 2003 primarily due to reduced funding costs. The interest rate environment in 2003 was such that it was beneficial to fund a portion of EDC’s fixed rate borrowing requirements with short-term and floating rate funding to take advantage of the low interest rates in the short-term. This funding strategy reduced interest expense and thereby increased the spread between the yield on assets and the cost of borrowing by 20 basis points.

Decreases in debt relief income reduced the margin by 17 basis points, but this was offset by the positive effect of reduced funding costs and fewer loan impairments during the year which resulted in reduced interest reversals on impaired loans. Debt relief income was $56 million in 2003 compared to $96 million in 2002 and pertained to amounts received for Democratic Republic of Congo ($44 million) and Ivory Coast ($12 million).

($ in millions)	2003	2002	2001	2000	1999
Average gross loans receivable	23,493	24,790	22,982	19,744	17,331
Average investment portfolio balance	2,669	2,759	2,840	3,215	2,758
Less: average impaired loans	2,031	1,914	1,596	1,311	1,468

Total average assets employed	24,131	25,635	24,226	21,648	18,621

Interest income:
Loans	1,249	1,400	1,618	1,578	1,256
Debt relief	56	96	1	—	2
Investment portfolio	60	69	127	197	146

Total interest income	1,365	1,565	1,746	1,775	1,404
Interest expense	409	580	934	1,066	796

Net interest income	$956	$985	$812	$709	$608

Net margin	3.96%	3.84%	3.35%	3.28%	3.27%

Net Interest Income by Currency

($ in millions)	2003			2002
		CAD			CAD
Currency	Amount	equivalent	%	Amount	equivalent	%
CAD	173	173	18.1	155	155	15.7
USD	529	738	77.2	481	754	76.5

Subtotal:		911			909
Other currencies		45	4.7		76	7.8

Total		$956	100		$985	100

Year average exchange rate		1.40			1.57

EDC’s net interest income of $956 million for 2003 is $29 million lower than the 2002 result of $985 million. The largest component of this decrease is due to the fact that the majority of EDC’s income earning assets and related liabilities are denominated in U.S. dollars (as described in financial statement note 17) which results in the majority of the Corporation’s net interest income being generated in this currency. Although U.S. dollar denominated net interest income actually increased during 2003 from U.S. $481 million to U.S. $529 million, in Canadian dollar terms U.S. dollar net interest income declined due to the strengthening of the Canadian dollar during the year.

EDC ANNUAL REPORT 2003          47

Interest Income – Loans

For 2003, loan interest income was $1,249 million, a decrease of $151 million, or 11%, from the level of $1,400 million in 2002. Debt relief in 2003 was $56 million (2002 – $96 million). The performing gross loans receivable averaged $21,462 million in 2003 (2002 – $22,876 million) with an average yield of 6.08% (2002 – 6.54%). The loans portfolio experienced negative growth in 2003 as repayments exceeded disbursements, however, the impact of the record level of loan disbursements that took place in the fourth quarter of 2002 resulted in an increase in the U.S. dollar average balance in 2003. This U.S. dollar volume increase was fully offset by the impact of the strengthening of the Canadian dollar which resulted in the overall decline in the average gross loans receivable.

Components of change in interest income – loans from prior year

($ in millions)
Foreign exchange impact	(132)
Yield decreases	(71)
Volume increases	52

Net change in interest income – loans	$(151)

Performing fixed rate loans receivable averaged $11,110 million in 2003 (2002 – $11,969 million) with an average coupon yield of 6.93% (2002 – 6.99%), earning interest of $770 million (2002 – $837 million). Average fixed rate loans denominated in U.S. dollars grew by $410 million during 2003, however, this increase was more than offset by the stronger Canadian dollar which resulted in a reduction of the fixed rate average balance of $1,269 million in this portfolio. The coupon on performing fixed rate loans receivable decreased over last year. This was due to the changes in the portfolio as older loans earning higher interest rates were repaid. Meanwhile, current loan disbursements carry lower interest rates. Disbursements during the year yielded 5.53% while existing loans repaid carried a yield of 7.17%. New fixed rate loans signed in 2003 yielded 5.18% compared with 5.96% in 2002.

The performing floating rate loans receivable averaged $10,352 million in 2003 (2002 – $10,907 million) with an average coupon rate of 3.21% (2002 – 3.68%) earning interest of $333 million (2002 – $401 million). The decrease in the average floating rate loans portfolio was similarly impacted by the strengthening of the Canadian dollar and resulted in a reduction of $1,006 million. This offset the actual growth of floating rate loans, mainly U.S. dollar denominated loans, of $451 million. The six month moving average U.S. dollar LIBOR was 1.30% in 2003, a decrease of 74 basis points from the 2002 average. The reduction in U.S. dollar LIBOR resulted in decreased floating rate interest income which led to lower yields on the floating rate loans portfolio. New floating rate loans signed in 2003 yielded 1.63% over LIBOR compared with 1.61% in 2002.

The following table analyzes loan interest income as a percentage of the average loans receivable:

($ in millions)	2003	2002	2001	2000	1999
Gross loans receivable:
Average performing fixed rate	11,110	11,969	10,235	7,873	7,005
Average performing floating rate	10,352	10,907	11,151	10,560	8,858

Average performing gross loans receivable	21,462	22,876	21,386	18,433	15,863

Loan interest income:
Performing fixed rate interest	770	837	736	573	515
Performing floating rate interest	333	401	684	811	572
Other loan interest	146	162	198	194	169

Loan interest income	1,249	1,400	1,618	1,578	1,256
Debt relief income	56	96	1	—	2

Loan interest income (including debt relief)	$1,305	$1,496	$1,619	$1,578	$1,258

Yields – performing loans
Performing fixed rate coupon	6.93%	6.99%	7.19%	7.28%	7.35%
Performing floating rate coupon	3.21%	3.68%	6.13%	7.68%	6.46%
Total loan interest yield	6.08%	6.54%	7.57%	8.56%	7.93%

Other loan interest income declined by $16 million from 2002, of which $11 million is attributable to the strengthening of the Canadian dollar. The remainder of the decline in other loan interest income was due to reduced loan fee income in 2003.

48          CONNECTED

Interest Income – Investment Portfolio

EDC’s investment portfolio consists of marketable securities, investments and government treasury bills. The portfolio interest income decreased by $9 million between 2002 and 2003. The main components of the change were lower interest rates and the continued strength of the Canadian dollar relative to the U.S. dollar.

Average investment balances (which include associated derivative contracts) had a net decrease of 3% from $2,759 million in 2002 to $2,669 million in 2003. Overall, the Canadian and U.S. dollar average balances did increase slightly, however this was offset by the impact on the U.S. balances of the stronger Canadian dollar. By the end of 2003 the investment portfolio had decreased to $2,573 million. In light of the continued geo-political risk that existed during the first part of 2003, the size of the liquidity investment portfolio was maintained at higher levels than normal to provide increased management flexibility for potential market disruptions. EDC reduced its liquidity portfolio to normal operating levels for the second half of 2003.

Investment yields decreased from 2.51% in 2002 to 2.25% in 2003. This decrease reflects the fact that interest rates in the United States were at lower levels during most of 2003 relative to 2002.

Components of change in interest income – investment portfolio from prior year

($ in millions)
Volume increases	2
Yield decreases	(7)
Foreign exchange impact on interest income	(4)

Net change in interest income – investment portfolio	$(9)

Interest Expense

Interest expense was $409 million in 2003, a decrease of $171 million from 2002 of which $129 million was due to a lower cost of funds in 2003. As depicted in the table below, additional factors contributing to the decrease in interest expense include a decrease in average debt volume as well as the continued strength of the Canadian dollar relative to the U.S. dollar.

Interest expense on foreign currency denominated debt decreased by $44 million due to the continued strength of the Canadian dollar relative to the U.S. dollar during 2003.

Levels of interest rates in the United States were lower in 2003, compared to 2002. This was reflected in the average cost of funds, which decreased from 2.90% in 2002, to 2.23% in 2003. The decrease in the general level of interest rates had the most significant impact on the floating rate debt portfolio with the average yield falling by 73 basis points.

The overall decrease in debt volume is the result of decreased borrowing requirements. Borrowing requirements decreased because loan repayments (which includes loan prepayments) exceeded loan disbursements during the year.

EDC carried an average floating rate debt balance of $14,180 million in 2003 (2002 – $15,278 million) at an average cost of 1.25% (2002 – 1.98%), resulting in interest expense of $177 million (2002 – $302 million). The decrease in the average floating rate balance of $1,098 million is largely the result of the strengthening of the Canadian dollar. Long-term debt instruments comprise 78% of the floating rate debt portfolio while short-term debt (i.e., commercial paper) makes up the balance.

EDC carried an average fixed rate debt balance of $4,166 million in 2003, $579 million less than the average balance of $4,745 million in 2002, of which $473 million is the result of the strengthening of the Canadian dollar. The average cost of fixed rate debt was 5.37% in 2003 (2002 – 5.86%), resulting in interest expense of $224 million (2002 – $278 million).

Interest expense, as reported on the income statement, includes the Corporation’s foreign exchange translation gain/loss for the year and other funding related expenses. Included in interest expense for 2003 is a translation loss of $4.5 million (2002 – $2.6 million gain) and other expenses of $3 million (2002 – $3 million).

Components of change in interest expense from prior year

($ in millions)
Cost of funds decreases	(129)
Foreign exchange impact on interest expense	(44)
Volume decreases	(5)

Net change prior to foreign currency translation gain/loss	(178)
Change in the Corporation’ s foreign currency translation gain/loss	7

Net change in interest expense	$(171)

EDC ANNUAL REPORT 2003          49

Insurance Premiums and Guarantee Fees

The following table analyzes the average premium rate for insurance premiums and guarantee fees:

($ in millions)	2003		2002
	$	%	$	%
Short-term program:
Short-term insurance average exposure	34,032		28,897
Premiums and fees earned	104		101

Average short-term premium rate		0.31		0.35

Medium-term program:
Medium-term insurance average exposure	5,212		5,253
Premiums and fees earned	36		37

Average medium-term premium rate		0.69		0.70

Loan guarantees:
Loan guarantees average exposure	2,585		2,628
Loan guarantee fees earned	7		9

Average loan guarantee fee rate		0.27		0.34

While the insurance portfolio experienced growth in 2003, the impact of this growth in volumes and premiums was partially offset by the strengthening of the Canadian dollar. Short-term average exposure was reduced by $3,640 million and the average exposure for medium-term programs decreased by $563 million due to the impact of foreign exchange translation.

Short-term premium revenue increased by $3 million over 2002, due to the growth in volume and to the new agreement with St. Paul Guarantee Insurance Company whereby the Corporation assumes reinsurance for joint policy domestic transactions underwritten by St. Paul Guarantee. This agreement, effective September 1, 2003, was put in place as a bridging arrangement after St. Paul Guarantee announced its intention to withdraw from the domestic accounts receivable insurance business. It allows continued domestic cover for qualifying export policyholders while EDC looks for a longer term solution for the provision of domestic cover. Within the short-term insurance program, the 2003 average premium rate is lower than the average rate for 2002 mainly due to a few large policies, which carry a lower premium rate than the average. These policies accounted for $10.5 billion in volumes representing 28% of total short-term volumes as compared to only $6.8 billion or 20% in 2002. This resulted in an increase in the short-term average exposure for 2003.

Medium-term insurance premium revenue for the year totaled $36 million, a decrease of 3% over 2002. The average exposure in the medium-term insurance programs decreased by $41 million or 1% over 2002 results, primarily due to a 26% decrease in average exposure in the political risk insurance program. The decrease in political risk was partially offset by an overall increase of 6% in the contract insurance and bonding program.

The decrease in the average loan guarantee fee rate was driven primarily by loan guarantee maturities outpacing signings of new loan guarantees during 2003. Coupled with this is the foreign exchange translation impact of the strengthening of the Canadian dollar on the U.S. dollar guarantee fee income. Guarantee fee income earned in U.S. dollars represents 79% (2002 – 73%) of the total guarantee fee income and remained stable at U.S. $4 million for both 2003 and 2002.

Other Non-Interest Income

Other non-interest income includes gains and losses on the sale of loans and investments. In 2003 EDC revised its liquidity policy to enhance EDC’s ability to meet liquidity demands in U.S. dollars in the event of unexpected disruptions in the capital markets. As part of the implementation of the revised policy, EDC sold 14 Canadian fixed income marketable securities with a face value of $346 million for reinvestment in U.S. dollar fixed income marketable securities. These sales generated capital gains of $15 million.

Performing loan assets totaling $128 million were sold to various counterparties in 2003 (2002 – $197 million), generating a loss of $3 million (2002 – gain of $4 million). While it is generally EDC’s intention to hold performing loan assets until maturity, in some cases the loans are sold prior to maturity for risk mitigation purposes.

Provision for Credit Losses

The following table analyzes the expense for the provision for credit losses over the last five years:

($ in millions)	2003	2002	2001	2000	1999
Provision for credit losses pertaining to:
Loans	513	930	208	381	397
Loan commitments	91	(231)	521	—	—
Loan guarantees	40	26	(71)	10	(7)

Total loan related provisions	644	725	658	391	390
Insurance provision	140	115	83	158	133

Total provision for credit losses	$784	$840	$741	$549	$523

50          CONNECTED

A provision charge of $644 million (2002 – $725 million) was made to the income statement for potential credit losses pertaining to the loans portfolio. This was primarily the result of credit downgrades which occurred throughout 2003.

During the year, there was a $140 million charge (2002 – $115 million) to the income statement for the provision for insurance claims. This was primarily the result of increased exposure in the insurance programs mainly due to the new agreement with St. Paul Guarantee Insurance Company and growth in the medium-term insurance portfolio. In addition, $49 million of the provision charge was due to the write-off of recoverable claims in 2003 (2002 – $111 million).

Administrative Expenses

Net administrative expenses for 2003 totaled $173 million, a decrease of $1 million from the prior year. Overall expenditures decreased due to a corporate wide initiative to contain administrative expense spending in 2003.

Expressed as a percentage of net revenue (gross efficiency ratio), administrative expenses decreased to 17.1% in 2003, from 17.4% in 2002.

Corporate Plan Discussion

Comparison with 2003 Plan

Total export business volume for 2003 reached $51.9 billion, an increase over the 2002 level of $51.2 billion, but lower than the 2003 planned volume of $54.5 billion. The decrease from the 2003 plan can be mainly attributed to the strengthening of the Canadian dollar at a rate that exceeded 2003 plan assumptions as well as lower financing volumes than anticipated in the plan.

Loans receivable and loans payable also decreased from the plan mainly due to the greater than expected strengthening of the Canadian dollar during 2003.

The 2003 net income of $158 million was lower than the 2003 Corporate Plan projection of $190 million due to lower net interest income offset by lower administrative expenses than planned. Net interest income was lower than plan by $55 million, primarily as a result of lower revenue from the recognition as income of the non-accrued capitalized interest associated with debt relief (debt relief income). Provisions for credit losses in 2003 were $784 million, in line with the 2003 plan level of $780 million.

Administrative expenses in 2003 of $173 million were below plan by $26 million due to efforts to contain costs in the current economic environment. The 2003 Corporate Plan projected an internal efficiency ratio of 17.0%. The actual internal efficiency ratio achieved was 15.5%. The calculation of this ratio was based on net administrative expenses (after accounting for recovery of expenses related to Canada Account transactions), and net revenue (including debt relief income). In 2003 a new management incentive target was introduced called the gross efficiency ratio. Unlike the internal efficiency ratio, the gross efficiency ratio focuses on costs within management’s control. The gross efficiency ratio excludes debt relief from net revenue, since debt relief is determined by the shareholder and is not within management’s control. Despite the fact that EDC receives compensation for expenses and overhead related to Canada Account activity, management is nevertheless responsible for control of the gross administrative expenses and therefore the gross efficiency ratio is based on gross administrative expenses. Using the revised calculation, the gross efficiency ratio would have been 19.8% in the 2003 Corporate Plan, higher than the actual 2003 gross efficiency ratio of 17.1%. The 2003 gross efficiency ratio was more favourable than anticipated in the plan due to the cost cutting initiatives undertaken during the year.

2004 Corporate Plan

The Corporate Plan projects 2004 business volume to increase to $61.1 billion from $53.6 billion in 2003 primarily due to a projected increase in short-term insurance volumes and also attributable to the assumption of reinsurance for joint short-term policy domestic transactions underwritten by St. Paul Guarantee Insurance Company.

The loans receivable and loans payable balances are expected to increase from 2003 actuals since loan disbursements in 2004 are expected to exceed repayments.

Net income for 2004 is planned at $102 million, which is lower than 2003 by $56 million. The major projected net income variances from the 2003 actual results are a projected decrease in debt relief income, higher provisions for credit losses due to increased business volume as well as potential credit deterioration within the portfolio, and higher administrative expenses due primarily to EDC’s continued investment in technology. All of the above will be partially offset by an expected increase in insurance and guarantee fees as a result of the projected increase in short-term insurance volumes.

EDC ANNUAL REPORT 2003          51

	2004	2003	2003
	Corporate	Actual	Corporate
	Plan	Results	Plan
Volume
($ in billions)
Financing	6.4	5.9	7.5
Contract insurance and bonding	5.3	5.4	5.0
Political risk insurance	3.4	3.3	4.0
Short-term insurance*	40.0	37.3	38.0

Total export volume	55.1	51.9	54.5
Domestic insurance	6.0	1.7	—

Total business volume	$61.1	$53.6	$54.5

Balance Sheet
($ in millions)
Assets
Loans receivable	23,431	20,012	25,845
Allowance for losses on loans	3,891	3,332	3,500

Net loans receivable	19,540	16,680	22,345
Cash and marketable securities	2,350	2,502	2,584
Investments	52	71	76
Accrued interest and other assets	536	376	540
Derivative related amounts	158	1,366	181
Reinsurers’ share of allowance for claims**	112	120	120

Total Assets	$22,748	$21,115	$25,846

Liabilities and Shareholder’s Equity
Loans payable	18,721	17,325	21,716
Accrued interest and other liabilities	291	391	516
Allowance for loan commitments and guarantees	547	430	555
Allowance for claims on insurance**	555	592	590
Derivative related amounts	355	142	205

Total Liabilities	20,469	18,880	23,582

Share capital	983	983	983
Retained earnings	1,296	1,252	1,281

Shareholder’s Equity	2,279	2,235	2,264

Total Liabilities and Shareholder’s Equity	$22,748	$21,115	$25,846

Income Statement
($ in millions)
Interest income
Loans	1,277	1,249	1,482
Debt relief	35	56	113
Investment portfolio	52	60	81

Total interest income	1,364	1,365	1,676
Interest expense	412	409	665

Net interest income	952	956	1,011
Insurance premiums and guarantee fees	164	147	158
Other non-interest income	—	12	—
Provision for credit losses	816	784	780

Income after provision for credit losses	300	331	389
Administrative expenses	198	173	199

Net Income	$102	$158	$190

*	excludes domestic insurance

**	The balance sheets for both 2003 and 2004 Corporate Plan have been restated to provide separate disclosure of reinsurers’ share of allowance for claims.

52          CONNECTED

Risk Management

Risk management is central to EDC’s business. Not only must the Corporation manage the risks it faces in its operations, it is in the business of providing exporters and investors with the tools they need to manage their own risks.

EDC strives to balance the risk it takes with the financial and mandate returns it generates to ensure continued capacity for Canadian exporters.

To enhance its risk management capabilities, EDC takes guidance from an Enterprise Risk Management framework that provides a comprehensive view of the key risks it faces and tools to measure, monitor and manage them. This framework comprises guiding principles, policies and analytical and reporting tools that support EDC in carrying out effective risk management practices.

The ongoing responsibilities for risk management are shared throughout the Corporation. The Board of Directors maintains overall responsibility for approval of risk management policies within the Corporation and provides additional governance through its Risk Management Committee.A management Risk Management Committee oversees compliance with risk management policies and processes and is accountable to the Board Risk Management Committee in this endeavour. A central Risk Management Office, led by EDC’s Chief Risk Officer, coordinates and develops risk management standards and methodologies and manages operational asset exposures while working closely with the business units who originate these exposures.

EDC monitors key risks within five risk categories: credit, operational, organizational, business and market. To date, EDC’s focus as a financial institution has been on the management and ongoing development of the credit and market risk components. The remaining elements of its framework – operational, organizational and business risks, are captured under a consolidating operational risk management framework that has been designed in 2003 with testing to commence in 2004.

EDC ANNUAL REPORT 2003          53

Credit Risk

is the risk of loss incurred if a counterparty fails to meet its financial commitments. EDC is exposed to credit risk under its loans and insurance programs and treasury activities. The Corporation has credit risk management policies in place to manage and continuously monitor these credit exposures.

Operational Risk

is the potential risk of loss from human error, internal control weaknesses and systems deficiencies. EDC has policies, procedures, and an Internal Audit department in place to mitigate the possibility of material losses as a result of operational risk.

Organizational Risk

is the risk of loss or cost to the company due to the organizational environment (people and skills, incentives, culture and values). EDC has policies and procedures in place to manage and monitor its organizational environment.

Business Risk

is the potential for loss relating to EDC’s external environment or to its relations with stakeholders. EDC has policies and practices in place to manage and monitor the possibility of adverse effects as a result of business risk.

Market Risk

is the likelihood of loss to EDC as a result of movements in interest and foreign exchange rates and the risk that funds will not be available to meet corporate obligations. EDC manages the market risk of its assets and liabilities on a portfolio basis and has policies in place to limit its exposure to interest rate and foreign exchange movements and to ensure sufficient liquidity is retained to meet requirements and maintain stability in short-term borrowing programs.

Each of the above risks is discussed in greater details on the following pages.

54          CONNECTED

Credit Risk

Credit risk represents the most substantial risk to EDC in the delivery of its public policy mandate. As at December 31, 2003, EDC had $46.9 billion of exposure to credit risk, as detailed on the next page. The Corporation regularly reviews its processes and systems in order to improve the administration and assessment of credit risk associated with financing, insurance and treasury transactions. The Corporation is committed to ensuring that its origination and portfolio management policies and methodologies embody relevant best-in-class practices within the private and public sectors.

As organizations develop risk management capabilities, there is an increasing recognition of the central importance of the ability to transfer or otherwise mitigate credit risk to manage credit exposure and portfolio concentrations. As risk transfer and mitigation tools continue to develop in international capital and trade finance markets, greater opportunities for this kind of active portfolio management may emerge, providing EDC with enhanced flexibility in maintaining its capacity for taking risk.

EDC manages the credit risk associated with its exposures at the portfolio level and the transaction level, as follows:

Portfolio Credit Risk Management

EDC has in place a Credit Risk Management Framework that is approved annually by the Board of Directors. The policy framework establishes the approval responsibilities of the Board of Directors, the oversight responsibilities of the Risk Management Committee of the Board of Directors, and the operational, approval and reporting responsibilities of Management. Among other things, the framework includes methodologies to determine country risk limits, industry risk limits and commercial obligor risk limits. All limits are determined based on the Corporation’s capital base and risk factors associated with the exposure. The framework also provides for reporting of management transaction approvals, risk aggregations and compliance with the policies to the Board of Directors on a regular basis.

Country risk is continually reviewed by the Corporation’s Economics Department to take into consideration any changes in the world environment or a specific country. The Economics Department risk rates all countries, and all other things being equal, the higher the country risk, the lower the country risk limit.

Commercial obligor risk is regularly reviewed by the Corporation to take into consideration any changes that may affect the credit risk of the commercial obligor. The Corporation risk rates all commercial obligors, and all other things being equal, the higher the risk, the lower the commercial obligor risk limit.

EDC undertakes portfolio management activities, including risk transfer, as part of its Credit Risk Management program. A goal of risk transfer is to leverage capacity for exporters through one or more of participation, sale or transfer of credit exposure either at deal origination or post funding so as to manage credit limit availability.

It is Management’s responsibility to operate the Corporation’s credit risk exposures within the limits established by the Board. Any exceptions to limits require specific Board approval.

Specific Transaction Risk Management

In order to better understand the credit risk associated with EDC’s individual credit commitments, the Corporation is organized into business teams along industry sectors. The business teams are responsible for the proper due diligence associated with each credit commitment. Within the business team structure, each individual has a delegation of approval authority based on relevant expertise and experience. Every credit commitment (except for very small amounts) requires the approval of at least two individuals with delegated approval authority.

Significant potential transactions with respect to credit risk and structure are reviewed for endorsement by the Risk Management Office prior to authorization. The Risk Management Office reports to the Chief Risk Officer who in turn reports to the Senior Vice-President and Chief Financial Officer.Very significant transactions with respect to credit risk and structure are also reviewed for endorsement by the management Risk Management Committee. The management Risk Management Committee comprises the following eight corporate officers: the President, who acts as Chairperson of the management Risk Management Committee; the Executive Vice-President of Medium- and Long-term Financial Services; the Senior Vice-President of Short-term Financial Services; the Senior Vice-President of Secretariat and Legal Services; the Senior Vice-President and Chief Financial Officer; the Senior Vice-President of Business Development; the Senior Vice-President, Business Solutions and Technology and the Vice-President and Chief Risk Officer. In addition, certain very significant transactions with respect to credit risk and structure require the approval of the Board of Directors.

The Corporation actively monitors and manages the credit risks associated with transactions post-commitment to ensure that where there is a change in the risk, the implications are assessed and managed. Where negative changes in risk have occurred, the transactions are downgraded, allowances are adjusted and plans to mitigate potential losses are put into place.

EDC ANNUAL REPORT 2003          55

Concentration of Exposure

The following reflects the major concentrations of total gross commercial and sovereign exposure in the geographic market and country where the risk resided for all operations at the end of 2003.

Exposure by Geographic Market

			Insurance policies and
	Loans portfolio		guarantees outstanding			Investments
						and derivative
	Gross loans		Short-	Medium-	Medium-term	financial		2003
Country	receivable	Commitments	term	term	guarantees(1)	instruments(2)		Exposure
($ in millions)							$	%
United States	9,592	1,125	3,563	192	2,181	1,177	17,830	38
Canada	2,091 (3)	1,120	1,704	3,042 (4)	197	2,532	10,686	23
Mexico	1,276	727	153	212	41	—	2,409	5
United Kingdom	848	99	228	5	83	137	1,400	3
Brazil	580	301	141	115	27	—	1,164	2
China	634	117	223	72	31	—	1,077	2
Algeria	372	136	2	18	458	—	986	2
Peru	644	16	11	91	7	—	769	2
Indonesia	696	—	30	16	—	—	742	2
Germany	140	76	110	4	6	331	667	1
Other (5)	4,626	1,285	1,584	927	726	31	9,179	20

Total	$21,499	$5,002	$7,749	$4,694	$3,757	$4,208	$46,909	100

(1)	Includes $2,329 million of loan guarantees.

(2)	Investments include amounts represented by cash, marketable securities and investments. Exposure does not take into consideration any collateral or the effect of any master netting agreements with derivative counterparties.

(3)	Includes the impact of one transaction signed in 1997 for $1,059 million with recourse to the Consolidated Revenue Fund of Canada in the event of a loan default.

(4)	Includes $3,010 million of surety bond insurance where risk rests with the exporter. A total of 72% of the exports insured in the surety bond program are to the United States. The balance represents exports to other countries.

(5)	Includes 163 countries with total exposure ranging from $0.003 million to $632 million

56          CONNECTED

Concentration of Exposure – Loans Portfolio

After experiencing steady growth between 1999 and 2002, the gross loans receivable declined to $21,499 million in 2003 from the 2002 level of $26,341 million. This is primarily due to the strengthening of the Canadian dollar which contributed to $4,333 million of this decline and the reduced financing volumes in 2003 which resulted in repayments exceeding disbursements by $565 million.

The mix between commercial and sovereign loans has continued to shift in favour of commercial loans. In 1999, the ratio of commercial to sovereign was 61:39, while by 2003 it had shifted to 75:25. In 2003, new signing volume to commercial borrowers accounted for 91% of total signing volume. During 2003, 254 customers were supported through loans financing (2002 – 332 customers).

Commercial Loans

	Gross loans		Loan	Total		Total
($ in millions)	receivable	Commitments	guarantees	exposure	2003	exposure	2002
Gross commercial exposure				$	%	$	%
Aerospace	6,498	871	31	7,400	34	9,261	33
Ground transportation	2,486	418	1,656	4,560	21	5,874	21
Energy	1,668	1,034	277	2,979	14	3,727	13
Automotive	2,100	366	144	2,610	12	2,751	10
Telecom	1,642	204	45	1,891	8	3,339	12
Other	1,666	856	89	2,611	11	2,993	11

Total	$16,060	$3,749	$2,242	$22,051	100	$27,945	100

The commercial portfolio has decreased from 2002 by $5,894 million, or 21% primarily the result of the strengthening of the Canadian dollar which accounted for $3,204 million of the decline. Repayments exceeding new disbursements in the loans portfolio also contributed to the decline in gross loans receivable.

As depicted, the proportion of commercial exposure for the automotive sector has increased over 2002, while the proportion of exposure in the telecom sector has declined from last year. The highest exposure is in the aerospace sector, followed by ground transportation. Together, these two sectors contributed to 55% of EDC’s overall commercial exposure. This reflects EDC’s continued support to customers of Canadian exporters in the aerospace and ground transportation sectors. Exposure in the telecom sector declined by $1,448 million from 2002 primarily the result of repayments (including prepayments) exceeding disbursements. Loan write-offs totaling $93 million (2002 – $160 million) and the strengthening of the Canadian dollar also contributed to the decline in the telecom sector.

Five counterparties comprising the Corporation’s largest commercial exposure balances collectively represent $6,344 million, or 29% of the total commercial exposure. Of these five, three are foreign airlines within the aerospace sector comprising $3,048 million, or 14%. One is a foreign transit authority within the ground transportation sector, comprising $1,736 million, or 8%, and the fifth is a foreign automotive company within the automotive sector, comprising $1,560 million, or 7%.

The ratio of below investment grade loans to total commercial exposure has remained relatively stable from 2002 to 2003 for all sectors except aerospace. Below investment grade exposure in this sector represented 26% of total commercial exposure in 2003, up from the level of 21% reported in 2002. This can be largely attributed to the credit deterioration that occurred in the aerospace sector during 2003.

EDC ANNUAL REPORT 2003           57

Sovereign Loans

The Corporation has the following sovereign risk concentrations for its sovereign portfolio:

	Gross loans		Loan	Total		Total
($ in millions)	receivable	Commitments	guarantees	exposure	2003	exposure	2002
Gross sovereign exposure				$	%	$	%
Canada	1,062	—	—	1,062	16	1,389	16
China	495	114	—	609	9	1,188	14
Peru	461	—	—	461	7	581	7
Algeria	341	104	—	445	7	493	6
Indonesia	423	—	—	423	6	513	6
Venezuela	228	100	7	335	5	506	6
Mexico	26	277	—	303	4	304	3
Other	2,403	658	80	3,141	46	3,747	42

Total	$5,439	$1,253	$87	$6,779	100	$8,721	100

The sovereign portfolio has decreased from 2002 by $1,942 million, or 22%. Lack of growth in the portfolio and the strengthening of the Canadian dollar both contributed to this decline. In 2003, investment grade exposure accounted for 37% of the total sovereign portfolio, while the remaining 63% of the sovereign portfolio represented exposure with below investment grade counterparties.

Concentration of Exposure – Insurance Portfolio

Insurance Policies Outstanding

In the ordinary course of business, EDC assumes exposure from other insurers to fulfill the Corporation’s mandate to support Canadian exporters. EDC also cedes reinsurance to other insurance companies to mitigate its risk. The table below includes the impact of these reinsurance agreements on the Corporation’s exposure.

($ in millions)	2003	2002
Short-term
Direct insurance	6,332	7,461
Reinsurance assumed	1,600	157
Reinsurance ceded	(183)	(521)

Total short-term	7,749	7,097

Medium-term
Direct insurance	5,300	5,102
Reinsurance assumed	2,403	2,165
Reinsurance ceded	(1,581)	(2,099)

Total medium-term	6,122	5,168

Total insurance policies outstanding	$13,871	$12,265

While the insurance portfolio experienced growth in 2003, the impact of this growth was partially offset by the strengthening of the Canadian dollar. The foreign exchange impact reduced 2003 insurance policies outstanding by $2,034 million.

At December 31, 2003, policies with payment terms of less than one year comprised 68% of the total exposure, the same proportion as in 2002.

58            CONNECTED

Short-term Program

Size Concentration

The following table shows the number of foreign buyers and the respective exposure for the year classified by exposure size within the short-term portfolio:

	2003		2002
	Total		Total
$ Value of foreign exposure	number of	Exposure	number of	Exposure
($ in thousands)	foreign buyers	($ in millions)	foreign buyers	($ in millions)
1 – 500	46,672	4,967	47,110	5,828
501 – 2,000	2,971	2,836	3,758	3,596
2,001 – 5,000	654	2,046	855	2,717
5,001 – 10,000	242	1,628	327	2,272
10,001 and over	206	5,017	258	7,089

Total	50,745	$16,494	52,308	$21,502

During 2003, the short-term program supported 6,486 customers. In terms of total insured volume, the top five customers represented 35% of the total 2003 insured volume (2002 – 27%). The largest number of buyers in terms of aggregate credit authorizations is within the $1,000 to $500,000 range and has remained relatively unchanged from 2002 levels in terms of overall concentration.

Country Concentration

The largest concentrations within the short-term program are in the following countries:

*	Includes 136 countries with concentrations ranging from $0.003 million to $153 million (2002 – 135 countries with concentrations ranging from $0.001 million to $182 million).

The major change in country concentration in 2003 for the short-term program was for Canada. The increase is the result of a new agreement with St. Paul Guarantee Insurance Company under which EDC has assumed reinsurance for domestic business in support of Canadian exporters.

Industry Concentration

The insurance policies’ liability in terms of industry concentration are as follows:

EDC ANNUAL REPORT 2003           59

Medium-term Insurance Program

Size Concentration

During 2003, 602 customers were supported in the medium-term program (2002 - 540). The top five customers in terms of insurance policies and guarantees outstanding represented 44% of the 2003 medium-term insurance policies and guarantees outstanding (2002 – 42%). The largest exposure within the top five customers is $878 million. The five largest policies as at December 31, 2003, represent 15% (2002 – 13%) of the total medium-term policies and guarantees outstanding.

Country Concentration

As at December 31, 2003, the medium-term insurance policies and guarantees outstanding portfolio comprised 2,969 transactions in 134 countries (2002 - 2,113 transactions in 134 countries) with an average exposure of $2.0 million (2002 – $2.4 million). The largest insurance policies and guarantees outstanding in terms of where the risk resides within the medium-term portfolio are in the following countries:

($ in millions)	2003							2002
		Reinsurance		Insurance					Reinsurance		Insurance
	Insurance	ceded	assumed	guarantees	$	%		Insurance	ceded	assumed	guarantees	$	%
Canada	691	2,351	—	35	3,077	50	Canada	358	2,125	(73)	39	2,449	47
United States	186	6	—	479	671	11	United States	109	6	—	474	589	11
Algeria	18	—	—	212	230	4	Mexico	920	—	(701)	6	225	4
Mexico	784	—	(572)	14	226	4	Israel	4	—	—	211	215	4
Israel	3	—	—	161	164	2	Colombia	507	—	(303)	—	204	4
Other *	2,190	46	(1,009)	527	1,754	29	Other *	2,006	34	(1,022)	468	1,486	30

Total	$3,872	$2,403	$(1,581)	$1,428	$6,122	100	Total	$3,904	$2,165	$(2,099)	$1,198	$5,168	100

*	Includes 125 countries with concentrations ranging from $0.046 million to $159 million (2002 – 129 countries with concentrations ranging from $0.009 million to $183 million).

Exposure in Canada is made up largely ($3,010 million) of surety bond insurance (2002 – $2,393 million), 72% of which is to support exports to the United States (2002 – 79%).

Program Concentration

Total medium-term exposure has increased by $954 million or 18% over 2002 results. The largest increase is in the surety bond program where exposure increased by $622 million or 26%. Exposure also increased in the performance security program by $308 million or 23% over 2002 results.

60            CONNECTED

Credit Quality – Loans

EDC categorizes its loans receivable into three groups: investment grade performing, below investment grade performing and impaired. Risk concentration in performing loans has shifted towards below investment grade loans due to credit migration occurring in 2003 while the concentration in impaired loans remains comparable to 2002. The performing gross loans receivable decreased by 19% in 2003 to $19,623 million from the 2002 level of $24,082 million. This decline in the performing portfolio is due primarily to foreign exchange translation, repayments exceeding disbursements and new loan impairments in 2003.

Impaired Loans

Impaired loans represent loans for which the Corporation no longer has reasonable assurance that the full amount of principal and interest will be collected on a timely basis in accordance with the terms of the loan agreement. Impaired loans as a percentage of total gross loans receivable increased slightly from 8.6% in 2002 to 8.7% in 2003. This is higher than the average impaired loans of 7.4% over the last five years, a reflection of the current economic environment.

In 2003, loans totaling $436 million became impaired (2002 – $840 million). These were composed of 16 commercial loans in the following countries: United States ($123 million), Indonesia ($166 million), Canada ($117 million) and Brazil ($30 million). During the year, commercial loans in the United States ($63 million), Mexico ($53 million) and one sovereign loan in Russia ($122 million) were reclassified from impaired to performing.

Impaired loans to 13 commercial borrowers totaling $113 million were written off during the year compared to $194 million in loan write-offs in 2002. Non-accrued capitalized interest of $15 million associated with these loans was also written off, resulting in a write-off against the loan allowance of $98 million.

The largest concentrations of gross loans receivable for impaired loans are listed in the following table:

($ in millions)	2003			2002
	Gross	Non-accrued		Gross	Non-accrued
	loans	capitalized	Loans	loans	capitalized	Loans
	receivable	interest	receivable	receivable	interest	receivable
Sovereign
Cameroon	292	282	10	374	322	52
Serbia-Montenegro	193	174	19	192	192	—
Ivory Coast	162	162	—	208	208	—
Pakistan	92	30	62	112	34	78
Russia	—	—	—	135	60	75
Other	338	188	150	400	173	227

Subtotal	1,077	836	241	1,421	989	432

Commercial
Forestry	220	—	220	62	—	62
Energy	201	4	197	157	1	156
Telecom	184	6	178	369	11	358
Aerospace	126	1	125	141	—	141
Base and semi-manufactured goods	38	3	35	36	—	36
Other	30	—	30	73	—	73

Subtotal	799	14	785	838	12	826

Total impaired	1,876	850	1,026	2,259	1,001	1,258
Less:Specific allowance			597			582

Net impaired loans receivable			$429			$676

Subsequent to a review of discounted expected future cash flows on loans to Serbia-Montenegro totaling $193 million, non-accrued capitalized interest of $19 million was recognized as loan interest income in 2003 thereby increasing loans receivable from nil in 2002 to $19 million in 2003.

EDC ANNUAL REPORT 2003           61

When sovereign borrowers experience financial difficulties and are unable to meet their debt obligations, sovereign creditors, including the Government of Canada, agree at an international forum, the Paris Club, to formally reschedule the borrower’s debt obligations. From time to time and on a case-by-case basis, the most heavily indebted sovereign borrowers are granted debt reduction or debt service relief by the Government of Canada. The granting of debt reduction or relief by the Paris Club is contingent upon the sovereign borrower’s ability to implement and maintain economic programs outlined by the International Monetary Fund.

In the past, the Government of Canada has reimbursed the Corporation an amount equal to the debt relief granted by the Government of Canada to the Corporation’s sovereign borrowers. The formula for calculating the amount to be paid to the Corporation was amended effective April 1, 2001 in two ways. Firstly, for new loans issued by the Corporation after March 31, 2001 to sovereign borrowers which were on the Paris Club debt relief list as at April 1, 2001, the Government of Canada has no obligation to compensate the Corporation for further debt relief granted to such borrowers. Secondly, for any debt reduction for new loans resulting from unilateral debt relief measures or new debt reduction for obligations contracted prior to April 1, 2001, EDC will share in the costs of debt forgiveness to the amount of its appropriate specific allowances on the loans.

Amounts received for debt relief arrangements on sovereign impaired loans are credited to the book value of the loans similar to the treatment accorded to other receipts on impaired loans. To the extent that amounts received exceed the book value of the loans as a result of non-accrued capitalized interest, debt relief income is recorded, and any provisions are returned to income.

Payments received from the Government of Canada for debt relief for sovereign loans totaled $110 million in 2003 (2002 – $402 million) and related to Democratic Republic of Congo ($73 million), Cameroon ($20 million), Ivory Coast ($12 million) and Ghana ($5 million). These amounts are not included as receipts from borrower countries in the table below since the payments were received from the Government of Canada, not the borrower country.

The following cash flows pertain to impaired loan debtors and represent, in the case of sovereign receipts, the long-term efforts of multilateral rescheduling arrangements through the Paris Club. The largest receipts for impaired loans including contractual principal and interest from borrowers were as noted:

($ in millions)	2003		2002
Sovereign		Sovereign
Kenya	16	Russia	8
Russia	9	Pakistan	2
Ecuador	6	Ecuador	2
Other	7	Other	5

Subtotal	38	Subtotal	17
Commercial	104	Commercial	92

Total	$142	Total	$109

Loan Commitments

Loan commitments include undisbursed amounts on signed loans, letters of offer outstanding and unallocated confirmed lines of credit.

The level of loan commitments outstanding at the end of 2003 was $2,325 million lower than at the end of 2002. While the strengthening of the Canadian dollar accounts for part of this variance, there were also fewer commitments outstanding at the end of 2003.

The mix in credit quality shifted slightly in 2003, in favour of investment grade financing. In 2003, loan commitments on investment grade financing accounted for 64% of the total as compared to 62% in 2002.

62            CONNECTED

Credit Quality – Insurance

Short-term

Within the short-term programs, the comparative spread in terms of country risk classification has increased in the high investment grade category which represents $7,113 million or 92% of the total short-term contingent liabilities. This is mainly due to a large increase in declared exposure for the country Canada as a result of assuming reinsurance for joint policy domestic transactions underwritten by the St. Paul Guarantee Insurance Company.

Medium-term

Within the medium-term program, there was a 3% increase in the proportion of high investment grade exposure as well as a 3% increase in the proportion of speculative exposure in 2003 over 2002 levels.

The increase in high investment grade exposure in 2003 was partly the result of an overall increase of 26% in exposure in Canada, due to the increased use of surety bond insurance in support of exports.

The increase in speculative grade exposure in 2003 was partly the result of the downgrading of many South American countries from below investment grade to speculative grade.

Claims Experience

($ in millions)	2003	2002
Claims paid	76	144
Claims recovered	30	39

Net claims	$46	$105

In 2003, the Corporation paid 1,985 claims in 62 countries. During the same period in 2002, the Corporation paid 1,857 claims in 78 countries.

There was a 47% decrease in the dollar value of claim payments to $76 million in 2003. Meanwhile, the number of claims paid increased 7% from 2002. Consequently, the average amount paid per claim decreased to $38 thousand in 2003 from $78 thousand in 2002.

Claims in 2002 were impacted by financial problems in Argentina and several industrial sectors in Mexico. As well, 2002 claim payments in the United States were at a record high in light of the record bankruptcy filings reported that year. These bankruptcies impacted EDC in 2002 both directly with the number of insolvency related claims submitted, but also indirectly through payment delays by U.S. buyers who themselves were impacted by these bankruptcies.

In 2003, EDC recovered in total $32 million (2002 – $41 million) of which $2 million was refunded to exporters (2002 – $2 million).

The claims paid as a percentage of insurance policies outstanding over the past five years has averaged 0.96%.

EDC ANNUAL REPORT 2003           63

Size Concentration

($ in millions)	2003			2002
	$ of	Number of	Claims	$ of	Number of	Claims
	claims paid	claims paid	recovered	claims paid	claims paid	recovered
$0 – $100,000	23	1,878	26	24	1,635	34
$100,001 – $1 million	25	100	1	49	192	1
Over $1 million	28	7	3	71	30	4

Total	$76	1,985	$30	$144	1,857	$39

Insurance Claims Paid by Geographic Market

($ in millions)	2003					2002
			Call on					Call on
Geographic market	Default	Insolvency	a bond	Other	Total	Default	Insolvency	a bond	Other	Total

North America/ Caribbean*	34	10	—	—	44	57	27	2	—	86
Europe	2	2	1	—	5	16	1	5	—	22
South America/ Central America	2	—	—	1	3	16	4	—	3	23
Middle East/Africa	4	—	18	—	22	3	—	5	—	8
Asia/Pacific	1	—	1	—	2	4	—	—	1	5

Total	$43	$12	$20	$1	$76	$96	$32	$12	$4	$144

* Includes Mexico

Default Risk

Default is defined as the failure of the buyer to pay by the due date all or any part of the gross invoice value of goods delivered to and accepted by the buyer.

Default claim payments on behalf of losses in Mexico decreased from 2002 ($15 million) and a decrease in payments for losses in the United States ($7 million) account for most of the decrease in claim payments in North America/Caribbean.

The majority of the decrease in claim payments in Europe is due to a decrease in losses from 2002 in Germany ($7 million), Belgium ($4 million) and Greece ($2 million).

In South America/Central America, the majority of the decrease is due to losses in Argentina ($12 million) and Guatemala ($2 million).

The decrease in claim payments in Asia/Pacific for default risk is mainly due to a decrease in claim payments for losses in China ($2 million).

Insolvency Risk

Insolvency of the customer occurs when the customer has reorganized his/her financial affairs under the bankruptcy or insolvency laws of his/her country.

The decrease in insolvency claims paid within North America/Caribbean is mainly due to a decrease in claim payments for losses in the United States ($17 million).

The majority of the decrease in claim payments in South America/Central America is due to a decrease in losses from 2002 in Argentina ($4 million).

Call on a Bond

Call on a bond is the unilateral decision by the beneficiary of a stand-by letter of credit (the bond), issued on behalf of an exporter and in relation to its contract obligations, to demand the immediate payment of the face amount thereof.

The decrease in claim payments in Europe is mainly due to a decrease in payments for losses in Poland ($4 million) offset by an increase in claim payments for losses in Denmark ($1 million).

The claims payments for losses in Iran have increased from 2002 ($17 million) while the claim payments for losses in Saudi Arabia and the United Arab Emirates have decreased from 2002 ($2 million each), which accounts for the change in claim payments in Middle East/Africa.

64            CONNECTED

Industry Concentration

The majority of the claims paid in 2003 were in the financial institutions sector, primarily in Iran ($18 million) and the United States ($7 million). In 2002, the majority of the claims paid were in the machinery and equipment sector, mainly in Mexico ($15 million) and Argentina ($14 million).

Claims Submitted

At the end of 2003, the value of the claims requests that were still under consideration was $52 million (2002 – $35 million). The largest concentrations are related to claims pending for losses in the United States ($23 million) and Iran ($18 million).

The value of claims submitted has decreased from $213 million in 2002 to $150 million in 2003 while the number of claims submitted increased from 2,829 in 2002 to 2,924 in 2003.The five countries with the largest claims submitted in 2003 were the United States ($75 million), Iran ($35 million), Mexico ($10 million), Venezuela ($3 million) and Poland ($3 million).

Credit Quality – Investments and Derivative Financial Instruments

EDC’s interest-bearing deposits and investment portfolio expose EDC to the risk that the deposit-taking institutions or the investment issuer will not repay EDC in accordance with contractual terms. EDC’s potential deposit and investment credit exposure is represented by the carrying value of the financial instruments.

The following table provides a breakdown, by credit rating and term to maturity, of EDC’s deposit and investment credit exposure.

($ in millions)
	Remaining term to maturity
	Under 1	1 to 3	Over 3	2003	2002
Credit rating*	year	years	years	net exposure	net exposure
AAA	1,030	97	127	1,254	1,597
AA+	1	2	1	4	12
AA	—	10	—	10	337
AA-	407	21	—	428	523
A+	731	26	18	775	397
A	105	—	—	105	—
BBB	—	—	—	—	42

Total	$2,274	$156	$146	$2,576	$2,908

* Standard & Poor’s long-term rating

EDC ANNUAL REPORT 2003           65

Derivatives expose EDC to the risk that the counterparty will not repay EDC in accordance with contractual terms. EDC’s potential derivative credit exposure is represented by the replacement cost of contracts that have positive fair value.

The following table provides a breakdown, by credit rating and term to maturity, of EDC’s derivative credit exposure and how it is offset against exposure netting amounts and collateral held. Exposure netting amounts represent derivative contracts where there is an agreement with the counterparty (master netting agreement) that allows EDC to offset the counterparty’s derivative credit exposure to EDC against EDC’s credit exposure to that same counterparty. After applying both exposure netting and collateral held EDC’s net exposure is $646 million (2002 – $299 million). The increase in EDC’s net exposure from 2002 is due to the strengthening of the Canadian dollar during 2003.

($ in millions)

	Remaining term to maturity
	Under 1	1 to 3	Over 3		Exposure	Collateral	2003 net	2002 net
Credit rating*	year	years	years	Total	netting**	held	exposure	exposure
AAA	65	68	31	164	(57)	—	107	24
AA+	—	—	14	14	(9)	—	5	—
AA	12	6	70	88	—	—	88	13
AA-	178	164	427	769	(20)	(445)	304	238
A+	43	18	532	593	(16)	(439)	138	24
A	—	—	4	4	—	—	4	—

Total	$298	$256	$1,078	$1,632	$(102)	$(884)	$646	$299

* Standard & Poor’s long-term rating

** As a result of master netting agreements

The Department of Finance sets out guidelines that define the minimum acceptable counterparty credit rating pertaining to EDC’s investments and derivative financial instruments. In addition, EDC has policies and procedures in place to limit and to manage the credit risk associated with these financial instruments.

Credit risk for investments and derivative financial instruments is reported on a monthly basis to the Asset/Liability Management Committee and quarterly to the Risk Management Committee of the Board.

Allowance for Losses on Loans, Loan Commitments and Guarantees

EDC’s allowance for losses on loans, loan commitments and guarantees was $3,762 million at December 31, 2003, a decrease of $228 million from 2002. The decrease was due to foreign exchange translation of $774 million and write-offs of $98 million (2002 – $194 million). This was partially offset by a charge to the provision for loan losses of $644 million to reflect credit deterioration in the portfolio.

The allowance as a percentage of total exposure has increased to 13.0% in 2003. The increase from 2002 was primarily caused by the economic downturn experienced in global markets. Numerous airline downgrades and financial uncertainty in the aerospace sector were primarily responsible for the increase in the allowance as a percentage of total exposure. As well, new impaired loans of $436 million (2002 – $840 million) caused an increase in provisioning, with counterparties in the forestry (39%), energy (23%) and aerospace sector (20%) totaling 82% of the total impairment.

The current provisioning methodology is comprised of various components of the total allowance which allows EDC to adequately provide for increased risks to specific counterparties, countries and industries. These are represented by the counterparty concentration, country overlay, and industry overlay components, respectively, and are explained in more detail in the following sections.

66            CONNECTED

Counterparty Concentration

A concentration component is added to adequately provision for sovereign and commercial counterparties whose level of exposure is deemed by management to represent an increased amount of risk. A counterparty whose exposure exceeds 10% of EDC’s shareholder’s equity will attract a concentration component calculated on the portion of exposure over that threshold. The allowance on this portion of exposure is calculated at the base allowance rate for that counterparty. The threshold is set based on external benchmarks for commercial chartered banks.

EDC had a concentration overlay of $578 million at the end of 2003 compared to $561 million a year earlier. In 2003, several aerospace obligors were downgraded. The impact of these downgrades was an increase in the base provision rate and the corresponding concentration overlays increased by $119 million. This overlay increase was partially offset by the impact of the stronger Canadian dollar which caused a reduction of $102 million to the overlay. In addition, the strengthening of the Canadian dollar resulted in fewer counterparties exceeding the threshold in 2003 and a lower overlay for those counterparties whose exposure did exceed the threshold since the threshold is based on EDC’s shareholder’s equity which is denominated in Canadian dollars, while the counterparty exposure is denominated in U.S. dollars.

Country Overlay

A country overlay component is added for exposure to countries with negative outlooks that are experiencing economic downturns or recession. For countries with negative outlooks, the full impact of downturns or economic uncertainty are often not reflected in current credit ratings. This is due to timing issues for financial uncertainties that are often not reflected in credit ratings for up to two years after a downturn begins. The amount of overlay added is directly related to the amount of exposure, both sovereign and commercial, in every country with a negative outlook. An incremental allowance is added based on the current allowance and probability of a down-grade. When a country’s outlook changes to stable, a reversal of the overlay is amortized over the subsequent two years.

EDC had a country overlay of $155 million at the end of 2003, a decrease of $135 million from the 2002 level of $290 million, of which $53 million is the result of the strengthening of the Canadian dollar. The United States, Venezuela and Brazil collectively represent 95% of the total country overlay allowance.

In 2002, the overlay for Venezuela was increased to reflect the heightened economic uncertainty brought about by the volatile political situation and general strike that Venezuela was experiencing at the time. However, the situation stabilized in 2003 and the overlay was reduced by $47 million in 2003. Indonesia’s overlay decreased by $19 million from 2002 due to one large forestry obligor being made impaired at the end of 2003. Upon impairment, the general allowance including the country overlay was removed and a specific provision was established.

Industry Overlay

An industry overlay component is added to reflect the risk of economic downturns being experienced by companies in certain industries that are on credit watch or have negative outlooks. It is believed that companies in these industries have a greater risk than is reflected in current credit ratings. This is due to timing issues for financial difficulties that may not be reflected in current financial results, or for companies that are expected to be downgraded in the near future. The amount of overlay added is directly related to the amount of exposure to each company and the likelihood of a subsequent downgrade. Based on the probability of the downgrade and the likely credit rating, an appropriate amount of incremental allowance is added.

The aerospace industry comprises 79% (2002 – 71%) of the total industry overlay and reflects the financial uncertainty that many aerospace entities continue to experience and which may result in further credit rating downgrades. The telecom industry represents 13% of the total industry overlay, down from 20% in 2002. The overlay was reduced in 2003 to reflect the portion of the anticipated downgrades in this industry which did occur in 2003.

EDC ANNUAL REPORT 2003           67

Allowance for Claims on Insurance

As at December 31, 2003, the allowance for claims on insurance was $592 million, a decrease of $63 million or 10% over the 2002 allowance of $655 million. During 2003, $140 million was charged to the income statement for the provision for credit losses relating to claims on insurance. This was offset by charges to the allowance of $49 million due to write-offs of recoverable claims paid, a decrease in reinsurance of $75 million, claims expenses of $7 million and a foreign exchange translation impact of $72 million due to the stronger Canadian dollar.

Included in the allowance for claims on insurance is $120 million (2002 – $195 million) which represents the allowance for potential claims on insurance policies that have been ceded by EDC to reinsurance companies. These amounts are also recorded as an asset on the balance sheet as they represent the reinsurers’ share of EDC’s allowance for claims. If EDC were required to pay out a claim on these policies EDC would recover this claim payment from the reinsurer. The allowance for claims on insurance net of reinsurers’ share is $472 million (2002 – $460 million).

Sixty-nine per cent ($34 million) of the total unrecoverable portion of claims paid amount was attributable to short-term insurance claims.

The net allowance as a percentage of net insurance policies outstanding has remained within a range of 3.1% to 3.9% averaging 3.5% over the last five years. The allowance is based on an actuarial valuation of the insurance policy and claim liabilities. The actuarial valuation uses simulation techniques and is based on assumptions (frequency of claim and severity of loss) relevant for each insurance program separately and is derived from the Corporation’s own experience. Moreover, the allowance includes a provision for adverse deviation such that it will be sufficient to cover all expected losses 19 times out of 20.

Capitalization

The gross assets of the Corporation are $25.9 billion (2002 – $30.1 billion), which are supported by shareholder’s equity and allowances of $6.5 billion (2002 – $6.5 billion). At this level of capitalization, 25% of assets do not require external debt financing (2002 – 22%).

The following table shows the capitalization of EDC over the last five years:

($ in millions)	2003	2002	2001	2000	1999
Shareholder’s equity:
Capital	983	983	983	983	983
Retained earnings	1,252	1,094	1,067	1,009	815

Subtotal	2,235	2,077	2,050	1,992	1,798
Allowances	4,254	4,470	3,964	3,289	2,798

Total capitalization	$6,489	$6,547	$6,014	$5,281	$4,596

68            CONNECTED

Operational, Organizational and Business Risks

Operational risk is the potential risk of loss from human error, internal control weaknesses and systems deficiencies. Organizational risk is the risk of loss or cost to the company due to the organizational environment (people and skills, incentives, culture and values). Business risk is the potential for loss relating to EDC’s external environment or to its relations with stakeholders.

EDC manages and monitors these three types of risk and continues to develop tools and techniques based on best-in-class practices. To manage its operational risks, EDC has policies and procedures in place that establish clear segregation of responsibilities and timely internal reporting to management. To mitigate risks associated with its organizational and business environment, EDC makes use of a broad array of policies, practices, statements of corporate vision and values and business strategies and plans.

Market Risk

Market risk is the likelihood of loss to EDC as a result of movements in interest and foreign exchange rates and the risk that funds will not be available to meet corporate obligations. This risk is mitigated through the management of EDC’s asset/liability positions, through the use of derivatives, and through the maintenance of sufficient liquidity.

The Corporation manages its exposure to market risk using policy limits developed in consultation with the Department of Finance, overseen by the Risk Management Committee of the Board of Directors and approved by the Board of Directors. The Corporation’s Capital Markets group meets weekly to discuss market and credit risks and to analyze borrowing requirements. These activities and the asset/liability positions are reported monthly (or more frequently as required) to EDC’s Asset/Liability Management Committee, and quarterly to its Risk Management Committee of the Board, and to the Board of Directors.

The likelihood of loss to EDC as a result of possible movements in interest and foreign exchange rates is monitored and managed within operational guidelines and Board-approved policies. Market risk is aggregated and managed on an integrated basis. Limits exist for interest rate and foreign exchange rate shock effects in relation to projected net interest income and economic value. Exposures are classified, calculated and limited on a consolidated Canadian dollar equivalent basis, covering EDC’s lending, investing, funding and derivative transactions.

EDC continues to improve analytical techniques, information systems and reporting to enhance the evaluation and control of risk. The Market Risk Management Policies are reviewed annually with the Corporation’s Board of Directors, and compliance is reviewed quarterly with the Risk Management Committee of the Board of Directors.

Asset/Liability Management

Asset terms are set to meet the needs of external parties. EDC arranges its liabilities accordingly but must balance the need to match its assets and liabilities with opportunities to obtain optimal funding levels. In doing so, EDC may expose itself to interest rate and foreign exchange risk. Market Risk Exposures are measured against policy limits and reported to senior management on a monthly basis.

Interest Rate Risk

Interest rate risk is the exposure of the Corporation’s market value and net interest income to adverse movements in interest rates. Interest rate risk exists where there is a mismatch between maturities or interest rate resets between assets and liabilities.

EDC manages its interest rate risk in accordance with guidelines established by the Department of Finance, as well as policies set by the Board of Directors. EDC reports on its interest rate risk on a monthly basis to the Asset/Liability Management Committee, and on a quarterly basis to the Risk Management Committee of the Board.

In addition to managing within the policies set by the Board of Directors, EDC also has supplemental operational limits and reporting requirements. Management of interest rate risk is enabled through weekly and monthly risk position reporting and monthly limit monitoring and exception reporting.

The following table is an aging distribution of EDC’s fixed and floating rate financial instruments as at December 31, 2003. All figures are present values translated into Canadian dollars. Since capital, which bears no interest, is used to fund a portion of the interest-earning assets of the Corporation, there will always be a sensitivity to interest rates. EDC has chosen, strategically, to use its capital to fund the longest-term fixed rate assets, therefore its interest rate sensitivity is in the longer-dated fixed rate maturities.

EDC ANNUAL REPORT 2003           69

Interest Rate Sensitivity

(Present value $ in millions)	1d-6m	6m-12m	12m-5y	5y-10y	10y-15y	15y+	Total
Assets
Fixed rate	529	336	3,401	4,563	2,992	447	12,268
Floating rate	11,564	—	—	—	—	—	11,564
Investments	4,123	22	88	—	—	—	4,233

Total	$16,216	$358	$3,489	$4,563	$2,992	$447	$28,065

Liabilities
Fixed rate	568	858	1,495	289	557	—	3,767
Floating rate	10,607	—	—	—	—	—	10,607
Commercial paper	3,470	—	—	—	—	—	3,470

Total	$14,645	$858	$1,495	$289	$557	$—	$17,844

Interest rate sensitivity position	1,571	(500)	1,994	4,274	2,435	447	10,221

Cumulative position	$1,571	$1,071	$3,065	$7,339	$9,774	$10,221

Foreign Exchange Risk

Foreign exchange risk is the exposure of the Corporation’s net interest income and market value to adverse movements in foreign exchange rates. Foreign exchange risk exists where there is a mismatch between assets and liabilities in any currency. EDC manages foreign exchange risk within Board approved policies with the objective of minimizing foreign exchange losses.

EDC’s foreign exchange risk is managed in accordance with guidelines established by the Department of Finance, as well as policies set by the Board of Directors. EDC reports on its foreign exchange risk on a monthly basis to the Asset/Liability Management Committee, and on a quarterly basis to the Risk Management Committee of the Board.

In addition to managing within the guidelines and policies discussed above, EDC also has supplemental operational limits and reporting requirements. Management of foreign exchange rate risk is enabled through daily and monthly risk position reporting and monthly limit monitoring and exception reporting.

Liquidity Risk

Liquidity risk is the risk that funds will not be available to meet current and future cash outflow requirements. Pursuant to its risk management policies, EDC must maintain enough liquidity to meet the following six months’ net cash outflow requirements without accessing the capital markets (i.e., bond issuance). This is ensured by measuring and reporting to senior management EDC’s actual liquidity position against this minimum limit on a monthly basis.

EDC maintains liquidity through a variety of methods:

➢	Access to Commercial Paper Markets: In the course of EDC’s normal activities, the Corporation’s commercial paper programs provide it with the necessary liquidity to meet its cash requirements on a daily basis. During 2003, the average balance of short-term debt was $3,113 million (2002 – $3,443 million) with a turnover of 11 times (2002 – 16 times).

➢	Cash and Marketable Securities: EDC holds cash and marketable securities to ensure that sufficient liquidity is available, if required, to meet forecasted cash requirements. During 2003, the average balance of cash and marketable securities was $2,669 million (2002 – $2,759 million).

➢	Standby Credit Facility: As a contingency, EDC also maintains a minimum U.S.$1 billion standby revolving credit facility to further ensure its liquidity. To date, it has not been necessary to use this facility.

Within the overall policy framework, EDC manages its liquidity risk both within the overall policy limits and also within supplemental operational limits and reporting. Management of liquidity risk is enabled through monthly risk position reporting and monthly limit monitoring and exception reporting.

The management of liquidity has undergone a close re-examination in the financial services industry. Recent and recurring liquidity events, in the various capital markets, have had broad reaching effects on the capital markets and the management of liquidity. In the aftermath of these events, regulators, ratings agencies and financial institutions have all re-examined their practices related to liquidity risk.

In 2003, EDC enhanced its liquidity management practices and policies in order to ensure that EDC’s practices remained consistent with emerging trends in the financial services industry and the prevailing capital markets. Concurrent with the liquidity policy and practice enhancements, an updated strategy for the management of EDC’s investment portfolio was implemented.

70            CONNECTED

Derivatives

EDC uses a variety of derivatives to manage costs, returns and levels of financial risk associated with its funding, investment and risk management activities. EDC’s use of derivatives may include, but is not restricted to, currency and interest rate swaps, foreign exchange contracts and equity index swaps. EDC does not use derivatives for speculative purposes.

EDC does not engage in the use of derivatives whose value and financial risks cannot be measured, monitored and managed on a timely basis. The Market Risk Management department formally reviews EDC derivative financial instrument transactions at time of inception, and on an ongoing basis, to provide an independent verification on the valuation of transaction structures, and of associated financial risks.

The use of any new derivative products is reviewed and reported separately by the Market Risk Management department to the Treasurer and the Senior Vice-President and Chief Financial Officer. Financial risks associated with derivatives are controlled and reported as specified in Market Risk Management Policies approved by the Board of Directors. EDC’s use of derivatives is typically linked to the following activities:

Funding

Derivatives are used to achieve reduced fixed rate or sub-LIBOR floating rate funding costs. An example would be issuing an EDC bond in a foreign currency, on a fixed interest rate basis, and entering into a currency and interest rate swap with a creditworthy counterparty to achieve low-cost floating rate U.S. dollar denominated debt, thereby replacing the foreign currency denominated payment obligations with U.S. dollar denominated obligations. The combination of the bond issue and swap would deliver a more favourable cost of funding than could be achieved using a straight U.S. dollar floating rate bond issue.

Investing

Derivatives are used to maximize yields on investments. For example, rather than invest directly in a three month U.S. dollar treasury bill, EDC may obtain a higher yield by investing in a Euro term deposit, where U.S. dollars are converted to Euros. At maturity, the maturing term deposit is swapped back into U.S. dollars. This structure uses a forward foreign exchange contract to enhance the investment yield.

Risk Management

Derivatives are used to hedge risks by diversifying concentrated exposures. For example, EDC might balance the proportion of fixed to floating rate assets in its investment book, using interest rate swaps, in order to diversify interest rate risk.

EDC ANNUAL REPORT 2003           71

FINANCIAL REPORTING RESPONSIBILITY

Peter Allen, FCA
Senior Vice-President
and Chief Financial Officer

     The consolidated financial statements contained in this Annual Report have been prepared by management in accordance with Canadian generally accepted accounting principles appropriate in the circumstances and consistently applied. The integrity and objectivity of the data in these consolidated financial statements are management’s responsibility. The consolidated financial statements include some amounts, such as the allowance for losses on loans, the allowance for loan commitments and guarantees and the allowance for claims on insurance, that are necessarily based on management’s best estimates and judgment. Management is also responsible for all other information in the Annual Report and for ensuring that this information is consistent, where appropriate, with the information and data contained in the consolidated financial statements.

     In support of its responsibility, management maintains financial, management control and information systems and management practices to provide reasonable assurance that the financial information is reliable, that the assets are safeguarded and that the operations are carried out effectively. The Corporation has an internal audit department whose functions include reviewing internal controls and their application, on an ongoing basis.

     The Board of Directors of EDC is responsible for the management of the business and activities of the Corporation. In particular, it is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control and exercises this responsibility through the Audit Committee of the Board, which is composed of Directors who are not employees of the Corporation. The Audit Committee meets with management, the internal auditors and the Auditor General of Canada on a regular basis.

     Contracts which, in the opinion of EDC, involve risks in excess of that which the Corporation would normally undertake, may be entered into under the authority of the Minister of International Trade and the Minister of Finance where the Minister of International Trade considers them to be in the national interest. Funds required for such contracts are paid to the Corporation by the Minister of Finance out of the Consolidated Revenue Fund, and funds recovered are remitted to the Consolidated Revenue Fund, net of amounts withheld to cover related administrative expenses. These transactions, which are known as Canada Account transactions, are shown in note 22 to the Corporation’s consolidated financial statements, and the responsibility of the Board of Directors for these transactions is limited to the management of the administration thereof by EDC.

     The Auditor General of Canada conducts an independent audit, in accordance with Canadian generally accepted auditing standards, and expresses her opinion on the consolidated financial statements. Her report is presented on the following page.

A. Ian Gillespie	Peter Allen, FCA
President and	Senior Vice-President and
Chief Executive Officer	Chief Financial Officer

72            CONNECTED

AUDITOR’S REPORT

To the Minister
of International Trade

     I have audited the consolidated balance sheet of Export Development Canada as at December 31, 2003 and the consolidated statements of income and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Corporation’s management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with Canadian generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In my opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2003 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles. As required by the Financial Administration Act, I report that, in my opinion, these principles have been applied on a basis consistent with that of the preceding year.

     Further, in my opinion, the transactions of the Corporation and of its wholly-owned subsidiary that have come to my notice during my audit of the consolidated financial statements have, in all significant respects, been in accordance with Part X of the Financial Administration Act and regulations, the Export Development Act and regulations, the by-laws of the Corporation and the charter and the by-laws of its wholly-owned subsidiary.

Sheila Fraser, FCA
Auditor General of Canada

Ottawa, Canada
February 13, 2004

EDC ANNUAL REPORT 2003           73

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheet

as at December 31
($ in millions)	2003	2002
Assets
Cash and Investments
Cash and cash equivalents	326	271
Marketable securities (note 3)	2,176	2,553
Investments (note 4)	71	75
Accrued interest	3	9

	2,576	2,908

Loans Receivable
Net loans receivable (notes 5,6 and 7)	16,680	21,010
Accrued interest and fees	231	295

	16,911	21,305

Other
Recoverable insurance claims (note 11)	74	90
Reinsurers’ share of allowance for claims (note 12)	120	195
Derivative related amounts (note 18)	1,366	171
Other assets	68	80

	1,628	536

Total Assets	$21,115	$24,749

Liabilities and Shareholder’s Equity
Loans Payable (note 14)
Loans payable	17,325	20,828
Accrued interest	210	254

	17,535	21,082

Other Liabilities and Deferred Revenue
Accounts payable and other credits	145	155
Deferred insurance premiums	36	19
Derivative related amounts (note 18)	142	384
Allowance for loan commitments and guarantees (note 7)	430	377
Allowance for claims on insurance (note 12)	592	655

	1,345	1,590

Loan Commitments and Contingent Liabilities (notes 8 and 9)
Shareholder’s Equity (note 16)
Share capital	983	983
Retained earnings	1,252	1,094

	2,235	2,077

Total Liabilities and Shareholder’s Equity	$21,115	$24,749

See accompanying notes.

Approved by the Board of Directors

R. Fung	A. Ian Gillespie
Director	Director

74            CONNECTED

Consolidated Statement of
Income and Retained Earnings

for the year ended December 31
($ in millions)	2003	2002
Interest income:
Loans	1,249	1,400
Debt relief (note 20)	56	96
Investment portfolio	60	69

	1,365	1,565
Interest expense	409	580

Net Interest Income	956	985
Insurance Premiums and Guarantee Fees (note 10)	147	147
Other Non-Interest Income	12	4
Provision for Credit Losses (note 13)	784	840

Income after provision for credit losses	331	296
Administrative Expenses	173	174

Net Income	158	122
Retained Earnings
Beginning of year	1,094	1,067
Dividend paid	—	95

End of year	$1,252	$1,094

See accompanying notes.

EDC ANNUAL REPORT 2003           75

Consolidated Statement of Cash Flows

for the year ended December 31
($ in millions)	2003	2002
Operating Activities
Net income	158	122
Items not affecting cash and cash equivalents
Provision for credit losses	784	840
Net increase in accrued interest and fees receivable	(169)	(272)
Net decrease in accrued interest and fees payable	(13)	(163)
Net increase in derivative related amounts receivable	(1,277)	(13)
Net increase in derivative related amounts payable	1,329	28
Other changes	18	(63)

Cash flows from operating activities	830	479

Investing Activities
Loan disbursements	(4,194)	(6,028)
Loan repayments	4,759	5,157
Decrease/(increase) in marketable securities	205	(980)
Decrease in investments	4	97

Cash flows from/(used in) investing activities	774	(1,754)

Financing Activities
Issue of long-term loans payable	4,448	6,134
Repayment of long-term loans payable	(4,703)	(5,277)
(Decrease)/increase in short-term loans payable	(1,236)	177
Dividend paid	—	(95)

Cash flows (used in)/from financing activities	(1,491)	939

Effect of exchange rate changes on cash and cash equivalents	(58)	(5)

Net increase/(decrease) in cash and cash equivalents	55	(341)
Cash and Cash Equivalents
Beginning of year	271	612

End of year	$326	$271

Represented by
Cash	3	34
Treasury bills	323	237

	$326	$271

Supplemental Information

Cash paid for interest	$448	$616

See accompanying notes.

76            CONNECTED

Notes to the Consolidated
Financial Statements

1. Corporate Mandate

Export Development Canada (the “Corporation” or “EDC”), which prior to December 21, 2001 was named Export Development Corporation, was established on October 1, 1969 by the Export Development Act (the “Act”), a statute of the Parliament of Canada that was last amended effective December 21, 2001. The Act provides that the Corporation was established for the purposes of supporting and developing, directly or indirectly, Canada’s export trade and Canadian capacity to engage in that trade and to respond to international business opportunities. The Corporation is accountable for its affairs to Parliament through the Minister of International Trade.

EDC incorporated Exinvest Inc. as a wholly-owned subsidiary (the “Subsidiary”) under the Canada Business Corporations Act in 1995. The activities of the Subsidiary have been consolidated with those of the Corporation.

The earnings of the Corporation and its Subsidiary are not subject to the requirements of the Income Tax Act.

The Corporation is subject to a limit imposed by the Act on its contingent liability arrangements. The Act specifies that the limit applies to the principal amount owing under all outstanding arrangements which have the effect of providing, to any person, any insurance, reinsurance, indemnity or guarantee. This limit shall at no time exceed the greater of an amount equal to 10 times the authorized capital of the Corporation and $20.0 billion, which amount may be varied in an appropriation Act. As at December 31, 2003, the amount of these contingent liabilities is $16.2 billion (2002 – $15.3 billion).

EDC is for all purposes an agent of Her Majesty in right of Canada. As a result, all obligations under debt instruments issued by the Corporation are obligations of Canada. The Act allows the Corporation to borrow and have outstanding borrowings up to a maximum of 15 times the aggregate of its (a) current paid-in capital and (b) the retained earnings of the Corporation determined in accordance with the previous year’s audited financial statements. The maximum applicable to December 31, 2003 is $31.2 billion (2002 – $30.8 billion), against which borrowings amounted to $17.3 billion (2002 – $20.8 billion).

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements of Export Development Canada have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). The significant accounting policies used in the preparation of these consolidated financial statements are summarized on the following pages and conform in all material respects to Canadian GAAP.

Measurement Uncertainty

To prepare the Corporation’s financial statements in accordance with Canadian GAAP, it is necessary for management to make assumptions and estimates based on information available as at the date of the financial statements. The more significant of these estimates are the allowance for losses on loans, loan commitments and guarantees (note 7) and the allowance for claims on insurance (note 12). Management determines the allowances using various assumptions, based on its assessment of the impact of recent events and changes in economic conditions and trends. These estimates are reviewed periodically during the course of the year as required and in detail as at the date of the financial statements. Actual losses on loans and liabilities for contingencies incurred may vary significantly from management’s estimates. The uncertainty in the estimation process arises, in part, from the use of historical data to identify and quantify credit deterioration. While historical data may be the most reliable basis available to calculate these amounts, economic events may occur in the near term that render previous assumptions invalid and cause a material change to management’s estimates.

Cash and Cash Equivalents

Cash equivalents represent short-term highly liquid investments that are readily convertible into known amounts of cash and that are subject to an insignificant risk of changes in value. Cash and cash equivalents on EDC’s balance sheet comprise cash and treasury bills. Cash flows arising from transactions in a foreign currency are translated at the yearly average exchange rate on the consolidated statement of cash flows. As well, investing or financing transactions that do not require the use of cash or cash equivalents are excluded from the statement of cash flows and disclosed elsewhere in the financial statements.

EDC ANNUAL REPORT 2003           77

Marketable Securities

The Corporation holds marketable securities for liquidity purposes only. The size of the marketable securities portfolio is governed by Board approved policy. EDC’s marketable securities are held with creditworthy counterparties. The counterparty must have a minimum external credit rating with Standard & Poor’s (S&P) of A for transactions of less than three years, and a minimum external credit rating of AA- for transactions greater than three years.

Marketable securities are divided into two components: investment portfolio securities and temporary investments. Investment portfolio securities are comprised of debt securities carried at amortized cost. These securities are originally purchased with the intention of being held to maturity but may be sold in response to changes in liquidity needs, interest rates, credit risk and benchmark index rebalancing. Gains and losses on sales of these securities are recognized as other non-interest income when they are realized and the asset is removed from the balance sheet. In the case of a significant and other than temporary loss in the value of an investment portfolio security, the security would be written down in value at the time of impairment.

Temporary investments are comprised of debt securities carried at market value. These securities are intended to be held for a short period of time. Adjustments to market value are included in investment portfolio income. Gains and losses realized on disposal of securities, which are calculated on an average cost basis, are included in other non-interest income.

Investments

Investments are comprised of cash and debt securities held by EDC’s subsidiary Exinvest and notes issued by related parties. These investments are intended to be held to maturity and are carried at amortized cost. In the case of a significant and other than temporary loss in value of an investment, the investment would be written down in value at the time of impairment.

Net Loans Receivable

Net loans receivable are stated net of non-accrued capitalized interest, deferred loan revenue, and the allowance for losses on loans. Non-accrued capitalized interest is a contractually determined amount typically representing rescheduled interest that would have been recognized on loans to borrowers if those loans were performing. These amounts are not recognized as income while a loan is impaired, unless the carrying value of a loan is determined to be unreasonably low based on estimated discounted cash flows. Rescheduled loans are considered performing unless they meet the criteria of impaired loans. Loan interest income is recorded on an accrual basis, except for impaired loans. Gains and losses on the sale of performing loan assets are included in other non-interest income. Gains and losses on sales of impaired loans are reported in the provision for credit losses.

Impaired Loans

Loans are classified as impaired when, in the opinion of management, any of the following criteria are met:

•	there has been a deterioration in credit quality to the extent that there is no longer reasonable assurance of the timely collection of the full amount of principal and interest;

•	for commercial loans, when there are payment overdues of 90 days or more, unless the loan is fully secured or collection efforts are reasonably expected to result in repayment of debt; or

•	management considers it prudent to cease accruing interest on the loan.

When a loan is classified as impaired, the accrual of interest ceases, and any previously accrued but unpaid interest is reversed to interest income. Payments received on a loan that has been classified as impaired are credited to the book value of the loan. No portion of cash received on a loan subsequent to its classification as impaired is recorded as interest income until such time as the loan is restored to accrual status, or the book value of the loan reaches zero or is determined to be unreasonably low based on estimated discounted future cash flows.

Loans are restored to accrual status when it is determined that there is a reasonable assurance of full and timely collection of principal and interest. When the Corporation restores the impaired loans to an accrual basis, previously non-accrued capitalized interest is recognized over the remaining term of the loan.

Allowance for Losses on Loans, Loan Commitments and Guarantees

The allowance for losses on loans, loan commitments and guarantees is based on a review of all loans, loan guarantees and commitments to commercial and sovereign borrowers and represents management’s best estimate of probable credit losses. The allowance includes both general and specific allowances.

General allowances are comprised of the base allowance calculated based on counterparty credit ratings, market overlays, and a counterparty concentration allowance. General allowances are calculated based on probable credit losses for performing loans, loan guarantees, and loan commitments (including letters of offer). Amounts for loan commitments are factored to provide for the estimated usage rate of the commitment.

For the base allowance, EDC classifies its performing loans, loan guarantees and commitments into seven categories. The first six categories represent groups of performing loans that share the same credit rating. The Corporation categorizes its performing commercial and sovereign loans using a rating system of 6 credit grades (AA grade to C grade), then establishes an appropriate

78            CONNECTED

general allowance based on expected credit losses for each performing risk category. The seventh category represents loan assets that have been designated as watchlist items, which require a higher degree of monitoring and loan allowance. These seven categories, as well as the counterparty ratings, are consistent with the categorization and ratings used by EDC’s credit risk management policies. These categories are further segregated between commercial and sovereign exposures, low risk (>A) and emerging market countries, and secured and unsecured exposures. Loss rates are determined for each category based on estimates of default rates and loss severity. Default rates are based on the average of Moody’s and Standard & Poor’s default tables. Loss severity is determined based on EDC’s historical loan loss rates. These rates are then applied to the segregated categories to form the general allowance.

In addition, market overlays are provided for those countries and industries which are currently experiencing downward trends. These overlays are needed because of the time delay that exists between market events and announcement of credit rating changes.

EDC has significant single name counterparty concentrations. A counterparty concentration allowance is established for counterparties whose exposure is deemed by management to represent an increased amount of risk. This level is assessed at 10% of EDC’s shareholder’s equity determined in accordance with the previous year’s audited financial statements.

Specific allowances are established on an individual loan basis to recognize credit losses. When a loan is considered impaired, the carrying value of the loan is reduced to its estimated realizable value using appropriate market values. When market values are not available, the estimated realizable value is determined by discounting expected cash flows at rates inherent in the loan. The amount of initial impairment and any subsequent changes due to the re-evaluation of estimated future cash flows are recorded through the provision for credit losses as an adjustment to the specific allowance for impaired loans.

Loans are written off when all collection methods have been exhausted and no further prospect of recovery is likely. Loan write-offs are charged against the allowance for losses on loans.

The general allowances for performing loans and specific allowances for impaired loans are shown as a reduction in gross loans receivable in note 5 to arrive at net loans receivable which is an asset on the balance sheet. General and specific allowances for loan guarantees and loan commitments are shown as a liability on the balance sheet.

Deferred Revenue

Deferred loan revenue, comprised of exposure fees and administration fees, is recognized as interest income and amortized as a yield increment over the term of the related loan. Guarantee fee revenue is recognized as income together with insurance premium revenue and is amortized over the term of the related guarantee.

Recoverable Insurance Claims

Recoverable insurance claims represent the portion of insurance claims paid that are expected to be recovered from third parties and are recorded at estimated recoverable values. Subsequent net gains or losses on recovery are credited or charged to the allowance for claims on insurance when recoverable values are re-estimated.

Allowance for Claims on Insurance

The allowance for claims on insurance represents the estimated future claims of the Corporation under the terms and conditions of its insurance policies. Included in the allowance are amounts for reported claims, incurred but not reported claims, and management’s best estimate of the net present value of net future claims under existing policies. Amounts are determined based on an actuarial valuation and the allowance is reviewed continuously by management. The valuation process conforms to the recommendations of the Canadian Institute of Actuaries. Any adjustments are reflected in the provision for credit losses in the period in which they become known. Future developments may result in claims which are materially different than the allowance provided.

Insurance Premiums

Short-term insurance premiums are taken into income when underlying sales are made by the policyholders. Premiums on other insurance policies are taken into income using methods that generally reflect the exposures over the terms of the policies and are amortized over the life of the policies on a straight line basis.

Reinsurance

In the ordinary course of business, the Corporation assumes and cedes reinsurance with other insurance companies. EDC cedes reinsurance to mitigate its risk. The ceding arrangements provide greater diversification of the business and minimize the net loss potential arising from large risks. Ceded reinsurance contracts do not relieve the Corporation of its obligations to the insured. EDC also assumes reinsurance and thereby takes on risk. EDC enters into these arrangements to fulfill the Corporation’s mandate to support Canadian exporters. Reinsurance premiums and recoveries on claims incurred are recorded to their respective income and balance sheet accounts. Unearned premiums ceded to reinsurers and estimates of amounts recoverable from reinsurers on paid claims are deducted from deferred premiums and recoverable claims respectively. Amounts recoverable from the reinsurers are estimated in a manner consistent with the claims liability associated with the reinsured policy.

EDC ANNUAL REPORT 2003           79

Derivative Financial Instruments

The Corporation uses a variety of derivative financial instruments (“derivatives”) to manage market risk, which includes foreign exchange fluctuations and changes in interest rates. These derivatives are only contracted with creditworthy counterparties. The counterparty must have a minimum credit rating of A- (S&P) where EDC has a collateral agreement with the counterparty. In transactions where EDC does not have a collateral agreement with the counterparty, the counterparty must have a minimum credit rating of A for transactions of less than three years, and a minimum credit rating of AA- for transactions greater than three years.

Derivatives are recognized on the balance sheet upon issuance, and removed from the balance sheet when they expire or are terminated. Both on initial recognition and subsequently, each derivative is recognized as either an asset or a liability on the balance sheet at its accrual basis value. The derivative is an asset when the accrual basis value indicates that the counterparty owes EDC. The derivative is a liability when the accrual basis value indicates that EDC owes the counterparty. Assets are disclosed on the balance sheet as a separate component of other assets, while liabilities are disclosed on the balance sheet as a separate component of other liabilities and deferred revenue. Premiums paid or discounts received on these instruments are deferred and amortized over the life of the contract. Net receipts or payments are recognized in income on an accrual basis in the same period and the same financial statement category to which the contract is related. Where the interest payment amount is known in advance, as is the case with fixed and floating rate payments, the accrual allocates the income (or expense) over the period to payment. Where the interest payment amount is not known in advance, an appropriate interest accrual is determined by reference to market prices. Changes in the accrual basis values of derivatives are reported in the statement of cash flows as operating activities.

Translation of Foreign Currency

All monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the end of the year. Income and expenses are translated at monthly average exchange rates in effect during the year. Exchange gains and losses resulting from the translation of foreign currency balances and transactions are included with interest expense.

Interest Expense

Interest expense includes expenses of commercial paper, bonds, derivative financial instruments, the amortization of debt discount and issue expenses, and foreign exchange gains and losses. Gains or losses incurred when the Corporation repurchases its bonds, and unwinds any swaps related to those bonds, are either taken into income at the time of the transaction, or deferred and amortized over the life of a replacement debt issue, should one be issued.

Employee Future Benefits

The Corporation maintains a defined benefit pension plan to provide retirement benefits to its employees. Pension costs are actuarially determined using the projected benefit method pro rated on service and management’s best estimate assumptions. The latest valuation was completed by an independent actuary as at December 31, 2003. The discount rate used to determine the accrued benefit obligation was based on market rates for long-term high-quality bonds. Pension fund assets are valued at fair value for the purpose of calculating the expected return on plan assets.

The net pension plan expense consists of the actuarially determined pension benefits for the current year’s service, imputed interest on projected pension obligations net of interest earned on plan assets and the amortization of actuarial gains or losses and other items over the expected average remaining service period of active employees expected to receive benefits under the plan. Actuarial gains or losses are amortized over the expected average remaining service life only if the net actuarial gain or loss at the beginning of the year is in excess of 10% of the greater of the accrued benefit obligation and the fair value of plan assets.

The cumulative difference between the pension expense and funding contributions is included in accounts payable and other credits.

The Corporation also provides other non-pension post-retirement benefits for employees including a retiring allowance plan and life insurance and health and dental care benefits. The cost of these benefits is accrued for as earned by the employees and is actuarially determined in a manner consistent with the method used for the pension benefits.

Adoption in fiscal 2000 of the Canadian Institute of Chartered Accountants (CICA) new standard for recording employee future benefits resulted in a transitional obligation with respect to the non-pension post-retirement benefit plans. The transitional obligations with respect to the retiring allowance plan and the other post-retirement benefit plans are being amortized into income over 14 and 20 years respectively.

80          CONNECTED

Future Accounting Changes – Accounting Guideline 13 – Hedging Relationships

The CICA has issued an accounting guideline for hedging relationships that will become effective for 2004. Under this guideline, any derivative financial instruments held by EDC which do not qualify as hedges must be carried at market value on the balance sheet, and any changes in the market value must go through the income statement.

EDC issues debt instruments in world capital markets in various currencies, as described in note 14. EDC uses derivative financial instruments to convert these borrowings into U.S. dollars, in order to match the underlying currency of the majority of EDC’s loan assets, as described in note 18.

Under this guideline, the use of derivative financial instruments for the purposes of converting EDC’s debt into U.S. dollars does not qualify as a hedge since EDC’s functional currency is Canadian dollars. Therefore to be compliant with the guideline, in 2004 EDC will be required to record its derivative instruments at market value on the balance sheet, but must record the related debt instruments at cost on the balance sheet.

While EDC is required to report derivative financial instruments at market value on the balance sheet and this may appear to create gains and losses at any given reporting date throughout the life of the derivative, these are unrealized gains and losses. EDC does not anticipate realizing any gains or losses on these derivatives since they are intended to be held to maturity and cumulative gains and losses on individual derivative instruments will net to zero over the life of the instrument.

EDC expects that the implementation of this guideline will result in greater volatility in net income beginning in 2004. The Corporation is unable to determine the impact of this adjustment with certainty at this time, however, as indicated in EDC’s Corporate Plan published for 2004, a preliminary estimate suggests that the resulting negative charge to the income statement for 2004 could be in the range of $272 million. This amount is highly variable and is largely dependent on the magnitude of relative interest rate movements.

The CICA has also issued a set of exposure drafts dealing with the recognition and measurement of financial instruments. The CICA has indicated that the exposure drafts if approved could be effective for 2006. If the exposure drafts are approved in their current form, the volatility resulting from the implementation of Accounting Guideline 13 would be substantially reduced.

Future Accounting Changes – Accounting Guideline 15 – Variable Interest Entities

In June 2003 the CICA issued Accounting Guideline 15, Consolidation of Variable Interest Entities (AcG 15) which will become effective for 2005. This guideline will require the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests.

The CICA is monitoring the developments of FIN 46, the US GAAP equivalent of AcG 15 since the intention is to have the two standards harmonized. EDC is currently reviewing this guideline to assess its potential impact on the Corporation.

3. Marketable Securities

The Corporation maintains liquidity sufficient to meet general operating requirements, to maintain stability in the short-term borrowing program and to provide flexibility in achieving corporate objectives. In order to meet these varied needs, marketable securities are held in either the investment portfolio or the temporary investment portfolio. Investment portfolio securities are held for liquidity as well as for the longer term. Temporary investments will either mature or be sold within a year. Credit exposure related to securities held in the investment portfolio and the temporary investment portfolio is represented by their carrying value.

($ in millions)			2003	2002
	Portfolio
		Temporary
Issued or guaranteed by:	Investments	investments	Total	Total
Asset backed trusts	74	330	404	538
Canadian government*	31	—	31	397
Corporate	211	—	211	479
Financial institutions	1,347	52	1,399	972
Other sovereign	131	—	131	167

Total marketable securities	$1,794	$382	$2,176	$2,553

* Canadian government includes federal, provincial, and municipal governments and Crown corporations.

EDC ANNUAL REPORT 2003           81

The table below shows yields on EDC’s marketable securities and how derivative financial instruments have been used to manage interest rate and foreign currency exposures of the Corporation’s investment portfolio.

($ in millions)				2003	2002
	Remaining term to maturity
	Under	1 to 3	Over 3
	1 year	years	years	Total	Total
Investment portfolio
Fixed rate securities	24	47	113	184	550
Swap contracts	(24)	(22)	(8)	(54)	(154)

Subtotal	—	25	105	130	396

Yield to maturity %	—	2.27	2.77	2.69	5.00
Floating rate securities	1,534	76	—	1,610	1,617
Swap contracts	21	22	7	50	155

Subtotal	1,555	98	7	1,660	1,772

Yield to reset %	1.57	1.84	1.52	1.61	1.81
Total investment portfolio	1,555	123	112	1,790	2,168

Temporary investments
Floating rate securities	382	—	—	382	386
Spot yield %				2.77	2.86
Value at purchase				382	384

Total portfolio	1,937	123	112	2,172	2,554
Derivative related amounts	3	—	1	4	(1)

Total marketable securities	$1,940	$123	$113	$2,176	$2,553

Credit exposure for swap contracts is a fraction of the notional amount of the instruments shown above, and is represented by the replacement cost of those contracts. Credit exposure for swap contracts held in the investment portfolio is included as part of note 18.

A revised liquidity policy prompted a review of investments currently held by EDC. This review resulted in the sale of 14 Canadian fixed income marketable securities with a face value of $346 million for re-investment in U.S. dollar fixed income marketable securities. These sales generated gains of $15 million which are included in other non-interest income. As EDC’s business is conducted primarily in U.S. dollars, a weakness of EDC’s previous liquidity management practice was that the maintenance of liquidity in Canadian dollars left EDC exposed to the risk that it may have difficulty in meeting liquidity demands in U.S. dollars in the event of a disruption to the business. The revised liquidity policy addressed this issue.

4. Investments

Investments comprise $34 million (2002 – $33 million) of restricted cash and securities held by EDC’s subsidiary Exinvest Inc. and notes issued by the Vancouver Port Authority (formerly Vancouver Port Corporation) and the Royal Canadian Mint, totaling $37 million (2002 – $42 million). EDC intends to hold these notes to maturity. The Royal Canadian Mint and the Vancouver Port Authority are related to EDC as a result of common ownership. These investments were transacted at fair value, made on the same terms as those with third parties with similar credit risk, and are recorded at cost.

($ in millions)				2003	2002
	Remaining term to maturity
	Under	1 to 3	Over 3
	1 year	years	years	Total	Total
Fixed rate investments	4	32	15	51	55
Floating rate investments	2	—	18	20	20

Total investments	$6	$32	$33	$71	$75

Yield % *	5.48	6.50	3.83	4.93	4.97

* Refers to yield to maturity for fixed rate investments, and yield to reset for floating rate investments.

82          CONNECTED

5. Net Loans Receivable

The following table shows the contractual maturity and related contractual effective yields for gross loans receivable. The yields are computed on a weighted average basis by amount and term. Floating rate yields are expressed as spreads over base rates which consist mainly of LIBOR for U.S. dollars and Prime for Canadian dollars.

($ in millions)	2003
		Yield to
	Fixed	maturity	Floating	Spread	Total
	$	%	$	%	$
Performing:
Overdue	48	6.96	49	2.64	97
2003	—	—	—	—	—
2004	847	7.12	2,007	2.20	2,854
2005	774	7.37	1,249	2.09	2,023
2006	729	7.31	1,131	1.94	1,860
2007	747	7.25	904	1.76	1,651
2008	754	7.11	850	1.40	1,604
2009 – 2013	3,778	7.03	1,996	1.44	5,774
2014 and beyond	2,832	6.92	928	1.61	3,760

Performing gross loans receivable	10,509	7.00	9,114	1.74	19,623

Impaired (note 6)	204	8.89	1,672	1.55	1,876

Gross loans receivable	$10,713		$10,786		$21,499

Less: Non-accrued capitalized interest on
Impaired loans (note 6)					850
Performing loans*					361

Loans receivable					20,288
Less: Allowance for losses on loans (note 7)					3,332
Deferred loan revenue					276

Net loans receivable					$16,680

[Additional columns below]

[Continued from above table, first column repeated]

($ in millions)	2002
		Yield to
	Fixed	maturity	Floating	Spread	Total
	$	%	$	%	$
Performing:
Overdue	93	7.67	8	2.64	101
2003	947	7.55	2,716	2.05	3,663
2004	917	7.65	1,994	2.00	2,911
2005	866	7.53	1,417	2.14	2,283
2006	807	7.43	1,154	1.64	1,961
2007	882	7.52	836	1.49	1,718
2008	831	7.29	691	1.53	1,522
2009 – 2013	4,173	7.18	1,944	1.42	6,117
2014 and beyond	3,066	7.11	740	1.10	3,806

Performing gross loans receivable	12,582	7.18	11,500	1.74	24,082

Impaired (note 6)	201	5.34	2,058	1.71	2,259

Gross loans receivable	$12,783		$13,558		$26,341

Less: Non-accrued capitalized interest on
Impaired loans (note 6)					1,001
Performing loans*					425

Loans receivable					24,915
Less: Allowance for losses on loans (note 7)					3,613
Deferred loan revenue					292

Net loans receivable					$21,010

* Represents the unamortized balance that accrued while the loan was impaired.

At December 31, 2003, the floating rate performing gross loans receivable are yielding 3.40% (2002 – 3.76%) with an average term to reset of 103 days (2002 – 103 days).

The breakdown of the Corporation’s performing gross loans receivable between sovereign and commercial is as follows:

($ in millions)	2003					2002
		Yield to					Yield to
	Fixed	maturity	Floating	Spread	Total	Fixed	maturity	Floating	Spread	Total
	$	%	$	%	$	$	%	$	%	$
Sovereign	2,156	8.36	2,206	.86	4,362	3,046	8.37	2,473	1.11	5,519
Commercial	8,353	6.71	6,908	1.79	15,261	9,536	6.89	9,027	1.93	18,563

Total performing gross loans receivable	$10,509	7.00	$9,114	1.74	$19,623	$12,582	7.18	$11,500	1.74	$24,082

The Corporation has country risk concentrations as outlined below.

($ in millions)	2003			2002
	Performing			Performing
	gross loans			gross loans
	receivable	%		receivable	%
United States	9,339	48	United States	11,568	48
Canada	1,952	10	Canada	2,247	9
Mexico	1,276	7	Mexico	1,425	6
United Kingdom	848	4	United Kingdom	987	4
Peru	642	3	China	973	4
Other	5,566	28	Other	6,882	29

Total	$19,623	100	Total	$24,082	100

EDC ANNUAL REPORT 2003          83

The Corporation has single counterparty performing gross loans receivables totaling $4,091 million (2002 – $4,610 million) with five airlines, $990 million (2002 – $1,258 million) with a ground transportation entity and $1,560 million (2002 – $1,779 million) with an automotive entity. All of these counterparties are located in the United States.

EDC sold $251 million in loans to various counterparties in 2003 (2002 – $352 million). The loans were sold without recourse. The loan sales included performing loans totaling $128 million (2002 – $197 million). The losses on the sale of performing loans were $3 million (2002 – $4 million gain) and have been included in other non-interest income.

Non-accrued capitalized interest is a contractually determined amount typically representing rescheduled interest that would have been recognized on loans to borrowers if those loans were performing.

The following reflects the movement of non-accrued capitalized interest during the year:

($ in millions)	2003	2002
Balance at beginning of year	1,426	1,241
Capitalized during the year	101	343
Amortization	(73)	(76)
Debt relief	(56)	(81)
Net loan book value adjustment	6	—
Foreign exchange translation	(193)	(1)

Balance at end of year	$1,211	$1,426

6. Impaired Loans Receivable

The following table shows the amount of gross loans receivable, net of non-accrued capitalized interest and the specific allowance, which represents net impaired loans receivable.

($ in millions)	2003	2002
Gross impaired loans receivable
Sovereign	1,077	1,421
Commercial	799	838

	1,876	2,259
Less: Non-accrued capitalized interest	850	1,001
Specific allowance	597	582

Net impaired loans receivable	$429	$676

The following reflects the movement in impaired gross loans receivable during the year:

($ in millions)	2003	2002
Balance at beginning of year	2,259	1,650
Loans classified as impaired	436	840
Loans reinstated to performing	(238)	—
Loans written off	(113)	(194)
Capitalized interest	101	343
Principal repayments	(111)	(109)
Receipts from the Government of Canada for sovereign debt relief	(105)	(311)
Foreign exchange translation	(353)	40

Balance at end of year	$1,876	$2,259

Impaired loans to two commercial borrowers in the United States ($12 million), one commercial loan in Brazil ($79 million), Sweden ($14 million), India ($4 million), Australia ($1 million), three commercial loans in Canada ($3 million) and four commercial loans in other countries ($0.4 million) were written off during the year. Non-accrued capitalized interest of $15 million associated with these loans was also written off, resulting in a write-off against the loan allowance of $98 million. These loans were written off after all collection methods had been exhausted and no further prospect of recovery was likely. Included in the above write-offs of $113 million are loans totaling $6 million which were made impaired in 2003. For the five years ending December 31, 2003, cumulative loan write-offs totaled $603 million, of which 83% occurred in the past three years.

During 2003, payments of principal and interest from borrowers for impaired loans were $142 million (2002 – $109 million). These amounts were applied to the book value of the impaired loans and did not affect interest income.

84          CONNECTED

7. Allowance for Losses on Loans, Loan Commitments and Guarantees

The composition of the allowance for losses on loans, loan commitments and guarantees is as follows:

($ in millions)	2003	2002
General allowance
Base allowance
Investment grade exposure	116	125
Non-investment grade exposure	1,852	1,895

Total base allowance	1,968	2,020

Counterparty concentration
Investment grade exposure	54	64
Non-investment grade exposure	524	497

Total counterparty concentration	578	561

Allowance overlays
Country
United States	123	138
Brazil	14	37
Venezuela	10	57
Indonesia	1	20
Other	7	38

Total country overlay	155	290

Industry
Aerospace	342	382
Telecom	58	110
Power	20	45
Other	15	—

Total industry overlay	435	537

Total general allowance	3,136	3,408
Specific allowance for impaired loans, loan commitments and guarantees	626	582

Allowance for losses on loans, loan commitments and guarantees	$3,762	$3,990

The classification of the allowance for losses on loans, loan commitments and guarantees is as follows:

($ in millions)	2003	2002
Allowance for losses on loans	3,332	3,613
Allowance for loan commitments	316	284
Allowance for loan guarantees	114	93

Total	$3,762	$3,990

The allowance for losses on loans is shown as a reduction of gross loans receivable in note 5 to arrive at net loans receivable which is an asset on the balance sheet. The allowance for loan commitments and guarantees is reported as a liability in the financial statements.

During the year, changes to the allowance for losses on loans, loan commitments and guarantees were as follows:

($ in millions)	2003			2002
	Specific	General	Total	Specific	General	Total
Balance at beginning of year	582	3,408	3,990	370	3,110	3,480
Provision for losses on loans, loan commitments and guarantees	248	396	644	409	316	725
Write-offs*	(98)	—	(98)	(194)	—	(194)
Foreign exchange translation	(106)	(668)	(774)	(3)	(18)	(21)

Balance at end of year	$626	$3,136	$3,762	$582	$3,408	$3,990

* See note 6 for more information on loan write-offs.

EDC ANNUAL REPORT 2003          85

8. Loan Commitments

The Corporation has two types of loan commitments. The first type is undisbursed amounts on signed loan agreements. The second type of commitment represents commitments made by EDC, for which terms related to the transaction such as interest rate type and disbursement schedule have not yet been determined. This category includes letters of offer accepted and outstanding of $1,462 million (2002 – $3,225 million) as well as unallocated, confirmed lines of credit of $500 million (2002 – $590 million).

The Corporation has undisbursed signed loan commitments of $3,040 million (2002 – $3,512 million). Over the next two years, management estimates that the Corporation will disburse 88% of the remaining undisbursed commitments.

The projected disbursements of the signed loan commitments are as follows:

($ in millions)	2003		2002
	Projected		Projected
	disbursements	%	disbursements	%
2003	—	—	2,488	71
2004	2,262	74	496	14
2005	420	14	161	5
2006 and beyond	358	12	367	10

Total	$3,040	100	$3,512	100

Undisbursed commitments with their committed fixed rates or committed floating rate spreads are outlined in the following table. All yields are computed on a weighted average basis and the spreads over floating interest rates are represented mainly by LIBOR for U.S. dollars.

($ in millions)	2003				2002
		Estimated				Estimated
		spot				spot
	Fixed	yield	Floating	Spread	Fixed	yield	Floating	Spread
	$	%	$	%	$	%	$	%
Sovereign	365	6.89	356	3.93	466	8.12	249	2.69
Commercial	104	2.62	2,215	1.36	105	3.68	2,692	1.28

Total	$469	5.95	$2,571	1.71	$571	7.31	$2,941	1.40

9. Contingent Liabilities

The Corporation’s contingent liabilities include both short-term and medium-term insurance policies and guarantees which represents direct risks taken by EDC. EDC increases its contingent liability by assuming short-term and medium-term exposure from other insurers. EDC reduces its contingent liability by ceding reinsurance in both the short-term and medium-term programs to other insurance companies.

The short-term program protects exporters of goods and services trading on credit terms of up to a year against non-payment due to commercial and political risks. Commercial risks covered include buyer insolvency, default, repudiation of goods by buyer and contract cancellation. Political risks covered by EDC are conversion and risk transfer, cancellation of export or import permits, or war-related risks. The medium-term program provides cover for sales on credit terms greater than one year and includes export credits insurance and guarantees, loan guarantees, performance insurance extending cover for risks inherent in performance and bid guarantees, and political risk insurance, which provides political risk protection for equity and other investments abroad.

As at December 31, 2003, the Corporation has insurance policies and guarantees outstanding of $16,200 million (2002 – $15,263 million) which mature as follows:

($ in millions)	2003				2002
	Short-term	Medium-term			Short-term	Medium-term
	insurance	insurance	Guarantees	Total	insurance	insurance	Guarantees	Total
2003	—	—	—	—	7,097	1,568	2,116	10,781
2004	7,749	1,538	1,200	10,487	—	804	356	1,160
2005	—	924	768	1,692	—	484	186	670
2006	—	1,017	204	1,221	—	264	115	379
2007	—	272	408	680	—	214	441	655
2008	—	118	167	285	—	38	35	73
2009 – 2013	—	723	97	820	—	501	304	805
2014 and beyond	—	102	913	1,015	—	97	643	740

Total	$7,749	$4,694	$3,757	$16,200	$7,097	$3,970	$4,196	$15,263

86          CONNECTED

Insurance Policies

The major concentrations by location of risk are as follows:

Short-term Insurance

($ in millions)	2003					2002
				Net short-					Net short-
	Short-term	Reinsurance	Reinsurance	term		Short-term	Reinsurance	Reinsurance	term
	insurance	assumed	ceded	insurance		insurance	assumed	ceded	insurance
United States	3,674	16	(127)	3,563	United States	4,455	157	(386)	4,226
Canada	129	1,583	(8)	1,704	United Kingdom	254	—	(6)	248
Japan	287	—	(4)	283	South Korea	225	—	—	225
United Kingdom	229	—	(1)	228	Japan	201	—	(14)	187
China	227	—	(4)	223	China	187	—	(5)	182
Other	1,786	1	(39)	1,748	Other	2,139	—	(110)	2,029

Total	$6,332	$1,600	$(183)	$7,749	Total	$7,461	$157	$(521)	$7,097

Medium-term Insurance

($ in millions)	2003					2002
				Net					Net
	Medium-			medium-		Medium-			medium-
	term	Reinsurance	Reinsurance	term		term	Reinsurance	Reinsurance	term
	insurance	assumed	ceded	insurance		insurance	assumed	ceded	insurance
Canada	691	2,351	—	3,042	Canada	358	2,125	(73)	2,410
Mexico	784	—	(572)	212	Mexico	920	—	(701)	219
United States	186	6	—	192	Brazil	311	3	(133)	181
Chile	158	—	—	158	China	149	—	—	149
South Africa	122	—	—	122	United States	109	6	—	115
Other	1,931	46	(1,009)	968	Other	2,057	31	(1,192)	896

Total	$3,872	$2,403	$(1,581)	$4,694	Total	$3,904	$2,165	$(2,099)	$3,970

Guarantees

The Corporation issues bid security guarantees and performance security guarantees which provide insurance coverage to the exporter’s bank for 100% of the bid or performance letter of guarantee value in the event of any call by the buyer. Each insurance guarantee issued stipulates a recovery provision whereby the third party, the exporter, agrees to indemnify the Corporation should a payment be made under the guarantee. Loan guarantees are issued by the Corporation and cover non-payment of principal, interest and fees due to banks and financial institutions providing loans to buyers of Canadian goods and services. Calls on guarantees result in the recognition by EDC of a loan asset on the balance sheet and become a direct obligation of the buyer. As at December 31, 2003, $55 million of the outstanding loan guarantees represent guarantees with impaired obligors (2002 – nil).

As at December 31, 2003, the Corporation has insurance and loan guarantees outstanding of $3,757 million (2002 – $4,196 million).

($ in millions)	2003	2002
Loan guarantees	2,329	2,998
Performance security guarantees	1,384	1,182
Bid security guarantees	41	11
Specific transaction guarantees	3	5

Total	$3,757	$4,196

     The major concentrations for guarantees by location of risk are as follows:

($ in millions)	2003		2002
United States	2,181	United States	3,082
Algeria	458	Israel	211
Canada	197	Canada	156
Israel	161	Turkey	85
Libya	107	India	66
Other	653	Other	596

Total	$3,757	Total	$4,196

EDC ANNUAL REPORT 2003          87

10. Reinsurance Agreements

EDC cedes reinsurance to limit exposure to large losses. Reinsurance contracts do not relieve the Corporation of its obligations to the insured, however they do provide for the recovery of claims arising from the liabilities ceded. The Corporation has a reinsurance treaty agreement for the short-term insurance portfolio, as well as some facultative cover arrangements. Within the medium-term program there is no reinsurance treaty. Reinsurance is acquired on a transaction by transaction basis.

Reinsurance is also assumed by the Corporation. Effective September 1, 2003, the Corporation assumed reinsurance for joint short-term policy domestic transactions underwritten by St. Paul Guarantee Insurance Company. Within the medium-term program, for the surety bond insurance line of business, the Corporation has general reinsurance agreements with several surety companies.

The effect of reinsurance on the Corporation’s contingent liability is disclosed in note 9 and the impact on premiums is as follows:

($ in millions)	2003	2002
Insurance premiums and guarantee fees	156	170
Reinsurance assumed	11	5
Reinsurance ceded	(20)	(28)

Total	$147	$147

11. Recoverable Insurance Claims

During the year, changes to the recoverable insurance claims were as follows:

($ in millions)	2003	2002
Balance at beginning of year	90	96
Claims paid	76	144
Claims recovered	(30)	(39)
Write-off of recoverable claims	(49)	(111)
Foreign exchange translation	(13)	—

Balance at end of year	$74	$90

Of the $76 million in claim payments made during 2003, 60% were related to the short-term program. The largest concentrations of claim payments and recoveries were in the following countries:

($ in millions)	2003			2002
	Claims	Claims		Claims	Claims
	paid	recovered		paid	recovered
United States	39	7	United States	63	8
Iran	18	2	Mexico	19	1
Mexico	3	2	Argentina	18	1
Saudi Arabia	2	1	Germany	8	4
Denmark	1	—	Belgium	5	—
Other	13	18	Other	31	25

Total	$76	$30	Total	$144	$39

88          CONNECTED

12. Allowance for Claims on Insurance

During the year, changes to the allowance for claims on insurance were as follows:

($ in millions)	2003	2002
Balance at beginning of year	655	643
Provision for claims on insurance	140	115
Write-off of recoverable claims	(49)	(111)
(Decrease)/increase in reinsurance	(75)	16
Claims expense	(7)	(8)
Foreign exchange translation	(72)	—

Balance at end of year	$592	$655

The allowance for claims on insurance broken down by risk insured is as follows:

($ in millions)	2003			2002
			Total			Total
	Insurance	Reinsurance	allowance	Insurance	Reinsurance	allowance
Allowance for claims for:
Credit risk	259	(16)	243	300	(12)	288
Political risk	203	(104)	99	280	(180)	100
Other risks	130	—	130	75	(3)	72

Total	$592	$(120)	$472	$655	$(195)	$460

13. Provision for Credit Losses

The composition of the provision for credit losses, expressed in the income statement, is comprised as follows:

($ in millions)	2003	2002
Provision for losses on loans	513	930
Provision for claims on insurance	140	115
Provision for loan commitments	91	(231)
Provision for loan guarantees	40	26

Provision for credit losses	$784	$840

14. Debt Instruments

The Corporation issues debt instruments in world capital markets. Short-term payables consist of commercial paper and other short-term debt related instruments that are issued by EDC with maturities under one year. Long-term payables represent bonds and other long-term instruments issued by the Corporation in Canadian dollars, U.S. dollars and other currencies. EDC uses currency swaps to convert foreign denominated fixed rate notes primarily to U.S. dollars. Interest rate swaps are principally used to convert fixed rate instruments to floating rates primarily related to LIBOR. EDC uses derivative contracts and structured notes to minimize market risk and also for asset/liability management purposes.

Loans Payable

Loans payable (excluding derivatives) are comprised as follows:

($ in millions)	2003	2002
Short-term payables	2,245	3,909

Long-term payables
- due within current year	2,925	3,671
- over one year	12,158	13,254

Total long-term payables	15,083	16,925

Subtotal	17,328	20,834
Plus: unamortized discounts and premiums	(1)	1
deferrals	(2)	(7)

Total loans payable	$17,325	$20,828

EDC ANNUAL REPORT 2003          89

Unamortized discounts and premiums are associated with the issue of long-term debt and swaps. The amount of a discount or premium recorded represents the difference between the face value of an instrument and the actual cash flow at the time of settlement. Deferrals include gains incurred upon debt repurchases and swap unwinds. Such amounts are recorded as an asset or liability at the settlement date and amortized over the life of the instrument (in the case of discounts and premiums) or over the life of the replacement instrument (in the case of deferrals).

Accrued Interest

Accrued interest reflects corporate cash flow obligations and rights. Accrued interest is comprised as follows:

($ in millions)	2003	2002
Short-term	4	6
Long-term	206	248

Total accrued interest payable	$210	$254

Where the interest payment amount is known in advance, as is the case with fixed and floating rate payments, the interest accrual allocates the cost over the period to payment. Where the interest payment amount is not known in advance an appropriate interest accrual is determined by reference to market prices.

Structured Notes

EDC has entered into a number of structured notes as part of its funding program. Structured notes are hybrid securities that combine fixed income products with derivative components.

Structured notes outstanding, included in loans payable, are as follows:

($ in millions)	2003	2002
Callable/extendible	2,318	2,251
Inverse floating rate note	520	564
Equity index	437	441
Dual currency	127	140
Other	31	209

Total	$3,433	$3,605

The Corporation has executed swap contracts to mitigate market risk on these structured borrowings. These contracts ensure that EDC will receive proceeds from the swap to meet the requirements of settling and servicing the debt obligation. The Corporation has in substance created floating rate debt by issuing bonds at fixed rates and entering into swap contracts whereby EDC receives fixed rate interest and pays interest at a floating rate. In swapping out of the underlying bond issue, the potential market risk has been converted to credit risk. Credit risk is managed by contracting with counterparties evaluated as creditworthy, based on treasury limits and policy guidelines as approved by the Board of Directors. Credit exposure on derivative financial instruments is further discussed in note 18.

90 CONNECTED

15. Debt Instrument Maturities

EDC often combines debt instruments with derivative financial instruments to generate lower-cost funding. For example, a fixed rate debt issue can be combined with an interest rate swap to generate floating rate funding at a lower cost than issuing a floating rate note. The following table shows EDC’s resulting net fixed and floating rate debt positions, as well as yields on those net positions.

($ in millions)			2003		2002
	Debt	Swap		Yield*		Yield*
Year of maturity	issues	contracts	Net	(%)	Net	(%)
Fixed rate issues
2003	—	—	—	—	1,205	6.46
2004	2,710	(2,018)	692	6.13	845	5.91
2005	1,121	(1,121)	—	—	—	—
2006	2,308	(2,308)	—	—	—	—
2007	1,732	(1,086)	646	4.05	790	4.05
2008	581	(581)	—	—	—	—
2009 to 2013	5,220	(5,016)	204	6.97	249	8.47
2014 and beyond	110	(84)	26	8.16	32	8.16

Subtotal	13,782	(12,214)	1,568	5.55	3,121	5.73

Floating rate issues
2003	—	—	—		6,426
2004	2,460	1,814	4,274		2,233
2005	163	1,116	1,279		1,528
2006	172	2,171	2,343		1,650
2007	67	944	1,011		463
2008	140	518	658		356
2009 to 2013	350	4,378	4,728		4,917
2014 and beyond	194	61	255		380

Subtotal	3,546	11,002	14,548	1.05	17,953	1.27

Total	$17,328	$(1,212)	$16,116		$21,074

* Refers to yield to maturity for fixed rate issues, and yield to reset for floating rate issues.

Credit exposure and other details on swap contracts are included as part of note 18.

16. Shareholder’s Equity

The authorized share capital is $1.5 billion consisting of 15 million shares with a par value of $100 each. The number of shares issued and fully paid is 9.8 million (2002 – 9.8 million). No shares were issued in 2003 (2002 – nil). No dividends were paid in 2003 (2002 – $95 million).

EDC ANNUAL REPORT 2003                     91

17. Foreign Currency Balances

The Corporation has substantial assets and liabilities in U.S. dollars and in other currencies. In addition, EDC has derivative financial instruments denominated in various currencies. The purpose of these derivative financial instruments is to minimize the cost of capital and optimize yields for the Corporation, while remaining within treasury guidelines and limits approved by the Board of Directors.

The table below shows where EDC has used derivative financial instruments to manage the foreign currency exposures of its asset and liability positions. The resulting net foreign currency exposure as at December 31 (expressed in Canadian equivalent dollars) is as follows:

($ in millions)							2003		2002
	Assets			Liabilities			Net foreign currency		Net foreign currency
	Gross	DFI*	Net	Gross	DFI*	Net	exposure	Rate	exposure	Rate
U.S. Dollars	15,865	89	15,954	(8,554)	(7,321)	(15,875)	79	1.2924	9	1.5796
Euro	506	—	506	(231)	(254)	(485)	21	1.6280	4	1.6564
British Pounds	868	—	868	(1)	(865)	(866)	2	2.3066	4	2.5428
Japanese Yen	44	(35)	9	(365)	346	(19)	(10)	0.0121	—	0.0133
New Zealand Dollars	—	—	—	(400)	400	—	—	0.8463	—	0.8276
Norwegian Krone	—	—	—	(588)	588	—	—	0.1939	—	0.2278
Australian Dollars	—	—	—	(921)	921	—	—	0.9715	—	0.8890
Swedish Krona	34	—	34	—	(33)	(33)	1	0.1798	—	0.1818

* DFI (Derivative Financial Instruments) includes swaps and foreign exchange contracts. See note 18.

The Corporation experienced a foreign exchange translation loss of $5 million in 2003 (2002 – gain of $3 million). This amount is included in interest expense. Throughout the year, EDC’s assets and liabilities were denominated mainly in U.S. dollars, euro and British pounds.

18. Derivative Financial Instruments

In order to maximize capital available to support EDC’s mandate, EDC reduces its exposure to currency and interest rate risk through the use of derivative financial instruments. Treasury policy and guidelines limit the use of derivatives. EDC does not use derivatives for speculative purposes. It uses a variety of these instruments to manage funding costs and investment returns, and to implement asset/liability management strategies in order to minimize market risks in EDC’s portfolios. The credit risk in these instruments is managed in accordance with policies established in EDC’s Market Risk Management Department and approved by the Board of Directors.

EDC currently uses, but is not limited to, the following types of instruments:

Interest rate swaps – transactions in which two parties exchange interest flows on a specified notional amount on predetermined dates for a specified period of time using agreed-upon fixed or floating rates of interest. Notional amounts upon which interest payments/receipts are based are not exchanged.

Currency swaps – transactions in which two parties exchange currencies at inception and at maturity, as well as interest flows on the exchanged amounts on predetermined dates for a specified period of time using agreed-upon fixed or floating rates of interest.

Equity index swaps – transactions used to eliminate exposure to movements in an equity index on a debt issue undertaken by the Corporation. Two counterparties agree to exchange payments, one of which represents the percentage change in an agreed-upon equity index and the other a short-term interest rate index. The principal may either resemble an interest rate swap, in that no exchange of notional amounts occurs, or a currency swap, in which currencies will be exchanged at both inception and maturity.

Foreign exchange contracts – commitments to purchase or sell foreign currencies for delivery at a specified date in the future at a fixed rate.

In any transaction there is a potential for loss. This loss potential is represented by (1) credit risk, wherein the counterparty fails to perform an obligation as agreed upon, causing the other party to incur a financial loss, and (2) market risk, where an exposure exists as a result of changes in foreign exchange rates or interest rates.

92                     CONNECTED

The Corporation manages its exposure to credit risk by contracting only with creditworthy counterparties, and in certain cases entering into collateral agreements with those counterparties. Collateral agreements provide for the posting of collateral by the counterparty when EDC’s exposure to that entity exceeds a certain threshold. Where EDC has a collateral agreement with a counterparty, the counterparty must have a minimum credit rating of A- (S&P). Where EDC does not have a collateral agreement with a counterparty, the counterparty must have a minimum credit rating of A for transactions of less than three years, and a minimum credit rating of AA- for transactions of greater than three years. Internal policies and procedures establish credit approvals, controls and monitoring. The Corporation does not anticipate any significant non-performance by the counterparties.

The Corporation manages its exposure to market risk (interest rate and foreign exchange) using limits developed in consultation with the Department of Finance and approved by the Board of Directors.

Credit impairment in the derivative financial instruments, marketable securities and investments has been estimated at $20 million. Accordingly, an allowance for credit risk of $20 million (2002 – $20 million) has been established. This amount is included in accounts payable.

Notional principal amounts outstanding as at December 31 are listed below for interest rate, currency swap and foreign exchange contracts entered into by the Corporation.

($ in millions)				2003	2002
	Remaining term to maturity
	Under	1 to 3	Over 3
	1 year	years	years	Total	Total
Currency swaps	1,697	1,145	6,398	9,240	8,736
Interest rate swaps	1,280	3,458	1,520	6,258	7,656
Foreign exchange contracts	2,036	—	—	2,036	3,248

Total derivative financial instruments	$5,013	$4,603	$7,918	$17,534	$19,640

These same derivatives can be measured by book value and fair value.

	2003	2002
Book value:
Asset	1,366	171
Liability	(142)	(384)

Fair value:
Positive	1,632	543
Negative	(250)	(424)

Swaps that have a positive fair value are those contracts that, if settled immediately, would result in a gain. Conversely, immediate settlement of a swap with a negative fair value would result in a loss.

The increase in the book value of the derivatives from 2002 to 2003 was due mainly to the strengthening of the Canadian dollar against the U.S. dollar on EDC’s portfolio of currency swaps that have a U.S. dollar notional amount. The increase in the fair value of the derivatives was also due to the strengthening of the Canadian dollar as well as the impact of the general decline in interest rates on derivatives for which EDC receives fixed rate interest payments.

EDC ANNUAL REPORT 2003                     93

19. Fair Value of Financial Instruments

The following chart outlines the book values and the fair values of the Corporation’s financial instruments. As with any estimate, uncertainty is inherent due to the unpredictability of future events. In the case of estimating the fair value of the Corporation’s financial instruments, this uncertainty is magnified due to the large number of assumptions used and the wide range of acceptable valuation techniques. Estimates of fair values are based on market conditions at a certain point in time, and may not be reflective of future market conditions. Thus, the estimates of the value of financial instruments outlined as follows do not necessarily reflect the actual values that may occur should the instruments be exchanged in the market.

($ in millions)	2003		2002
	Book value	Fair value	Book value	Fair value
Performing gross fixed rate loans	10,624	10,620	12,703	12,261
Performing gross floating rate loans	9,230	7,031	11,674	9,123

Total gross performing loans	19,854	17,651	24,377	21,384
Less: general allowance for loan losses	2,735	—	3,031	—
non-accrued capitalized interest and deferred loan revenue	637	—	717	—

Net performing loans receivable	16,482	17,651	20,629	21,384
Impaired loans (net of specific allowance and non-accrued capitalized interest)	429	429	676	676

Net loans receivable and accrued interest	16,911	18,080	21,305	22,060
Cash and marketable securities:
Fixed rate securities	186	186	557	575
Floating rate securities	2,319	2,320	2,276	2,276
Investments	71	72	75	75
Accounts payable	145	145	155	155
Loans payable:
Fixed rate	13,951	14,336	14,855	15,518
Floating rate	3,587	3,954	6,233	6,496
Currency swap contracts	1,261	1,430	(184)	102
Interest rate swap contracts	16	3	11	57
Foreign exchange contracts	(53)	(51)	(39)	(40)
Undisbursed loan commitments:
Fixed rate	619	638	831	912
Floating rate	2,392	2,467	2,538	2,599

The fair values of marketable securities and investments are estimated using observable market prices. If such prices are not available, a valuation technique is used that is consistent with accepted economic pricing methodologies.

In order to estimate the fair value of its performing loans receivable (including accrued interest receivable), the Corporation separates its loans into risk pools and calculates the net present value of cash flows of principal and interest. The discount rate for the fixed rate portfolio is derived by taking the base rate, U.S. Treasury for U.S. dollar fixed rate cash flows, for example, to which a spread for credit risk is added to each credit pool. The discount rate for the floating rate portfolio is derived similarly by adding to the base rate a spread for credit risk depending on the grade of credit. The fair value of undisbursed loan commitments is estimated using the same methodology used in the performing loans receivable estimate.

Accounts payable are outstanding for only a short period of time. Thus, the fair value of accounts payable is estimated to be equal to their book value.

The estimate of the fair value of loans payable is based on a discounted cash flow approach using current market rates.

The estimate of the fair value of the foreign exchange contracts is calculated using the current market spot and forward exchange rates at the end of the year. Currency swap contracts and interest rate swap contracts are valued using a discounted cash flow approach. The discount rate used to estimate the fair value of the swap contracts is based on the current market swap rates at the end of the year as issued by Reuters and Telerate. These rates are used to calculate the present value of future interest payments and principal cash flows related to the swap contracts.

94                     CONNECTED

20. Related Party Transactions

The Corporation enters into transactions with other government departments, agencies and Crown corporations in the normal course of business. The following disclosure is in addition to the related party disclosure provided elsewhere in these financial statements.

Canada Account Administrative Expense Recovery

As described in note 22, EDC administers certain financial and contingent liability transactions on behalf of the Government of Canada, known as the “Canada Account”. EDC receives compensation for expenses and overhead relating to Canada Account activities. In 2003, EDC retained $8 million (2002 – $7 million) from Canada Account receipts and recoveries for these expenses and overhead. These amounts are netted against administrative expenses on the income statement.

Loan with Recourse to the Consolidated Revenue Fund

The Corporation has a loan receivable of $1,059 million (2002 – $1,368 million) for which it has recourse to the Consolidated Revenue Fund of Canada in the event of a loan default.

Debt Relief

When sovereign borrowers experience financial difficulties and are unable to meet their debt obligations, sovereign creditors, including the Government of Canada, agree at an international forum, the Paris Club, to formally reschedule the borrower’s debt obligations. From time to time and on a case-by-case basis, the most heavily indebted sovereign borrowers are granted debt reduction or debt service relief by the Government of Canada. The granting of debt reduction or relief by the Paris Club is contingent upon the sovereign borrower’s ability to implement and maintain economic programs outlined by the International Monetary Fund.

In the past, the Government of Canada has reimbursed the Corporation an amount equal to the debt relief granted by the Government of Canada to the Corporation’s sovereign borrowers. The formula for calculating the amount to be paid to the Corporation was amended effective April 1, 2001 in two ways. Firstly, for new loans issued by the Corporation after March 31, 2001 to sovereign borrowers which were on the Paris Club debt relief list as at April 1, 2001, the Government of Canada has no obligation to compensate the Corporation for further debt relief granted to such borrowers. Secondly, for any debt reduction for new loans resulting from unilateral debt relief measures or new debt reduction for obligations contracted prior to April 1, 2001, EDC will share in the costs of debt forgiveness to the amount of its appropriate specific allowances on the loans.

Amounts received for debt relief arrangements on sovereign impaired loans are credited to the book value of the loans similar to the treatment accorded to other receipts on impaired loans. To the extent that amounts received exceed the book value of the loans as a result of non-accrued capitalized interest, debt relief income is recorded, and any provisions are returned to income.

During the year, the Corporation received in total $110 million (2002 – $402 million) pursuant to debt relief arrangements, and of this amount, $56 million (2002 – $96 million) represented the non-accrued capitalized interest associated with these loans and was recognized as debt relief income in the income statement.

21. Employee Future Benefits

Pension Plan

Effective April 24, 2000, the Corporation established a pension plan for its employees. The plan is a defined benefit plan, providing benefits to retirees based on years of service and the best five consecutive years’ average salary of the employees. Upon retirement, the benefits are fully indexed to inflation. All permanent employees of EDC are members of the pension plan, however, employee contributions to the plan are optional.

The benefits that were transferred from the Public Service Superannuation Fund with respect to both the Registered Plan and the Supplementary Plan are included in the projected obligation as at December 2003. As of December 31, 2003, the Government of Canada had transferred a total of $124 million to the Corporation’s registered pension plan and $34 million to the Supplementary Plan to fund the pension obligation that was transferred.

EDC ANNUAL REPORT 2003                      95

Other Benefits Plan

The Corporation maintains a retiring allowance program and provides certain life insurance, health and dental care benefits to retired employees. This plan is unfunded.

The following presents the financial position of EDC’s Employee Benefit Plans at December 31, 2003.

	2003		2002
	Pension	Other	Pension	Other
	benefits	benefits	benefits	benefits
($ in millions)	plan	plan	plan	plan
Accrued benefit obligation:
Obligation beginning of year	158	34	127	29
Current service costs	13	3	13	3
Interest cost on benefit obligation	11	3	10	2
Buyback contributions	—	—	1	—
Obligation transferred from PSSA	—	—	5	—
Actuarial loss	12	3	3	1
Benefits paid	(2)	(1)	(1)	(1)

Accrued benefit obligation at end of year	192	42	158	34

Fair value of plan assets:
Fair value at beginning of year	174	—	138	—
Actual return on plan assets	21	—	(5)	—
Receivable from PSSA	—	—	31	—
Employer contributions	8	1	7	1
Employee contributions	3	—	4	—
Benefits paid	(2)	(1)	(1)	(1)

Fair value at end of year	204	—	174	—

Funded status – plan surplus/(deficit)	12	(42)	16	(34)
Unamortized net actuarial (gain)/loss	(10)	7	(15)	4
Unamortized transitional obligation	—	8	—	9

Accrued benefit asset/(liability)	$2	$(27)	$1	$(21)

Included in the accrued benefit obligation is an amount of $8 million (2002 – $8 million) and included in the fair value of plan assets is $38 million (2002 – $34 million), both in respect to the Supplementary Plan.

Plan assets are invested in debt securities and equity securities and held in cash. For the Registered Plan, the target allocation percentages are 40% in debt securities and 60% in equity securities. The actual percentages at December 31, 2003 are 39% in debt securities and 61% in equity securities. For the Supplementary Plan, the target is 100% in equity securities, net of the cash in a Refundable Tax Account as prescribed by Canada Customs and Revenue Agency. This resulted in actual percentages of 47% in cash and 53% in equity securities at the end of 2003.

96                      CONNECTED

Net Employee Benefits Expense

	2003		2002
	Pension	Other	Pension	Other
	benefits	benefits	benefits	benefits
($ in millions)	plan	plan	plan	plan
Current service costs (net of employee contributions)	10	3	10	3
Interest cost on benefit obligation	11	3	10	2
Expected return on plan assets	(12)	—	(13)	—
Amortization of transitional obligation	—	1	—	1
Amortization of net actuarial gain	(2)	—	(2)	—

Total	$7	$7	$5	$6

Assumptions

	2003		2002
	Pension	Other	Pension	Other
	benefits	benefits	benefits	benefits
	plan	plan	plan	plan
Expected long-term rate of return on assets	7.5%	n/a	7.5%	n/a
Discount rate on projected benefit obligation	6.4%	6.4%	6.75%	6.75%
Inflation	3.0%	3.0%	3.0%	3.0%
Rate of compensation increase	Inflation + 1%	Inflation + 1%	Inflation + 1%	Inflation + 1%
	productivity +	productivity +	productivity +	productivity +
	merit	merit	merit	merit

The initial annual rate of increase for covered medical care benefits is assumed to be 8%. This rate is projected to trend down over seven years to an ultimate rate of 4%. For dental care, the trend rate used was 4%.

A one percentage point increase in assumed health care cost trends would have increased the service and interest costs and obligation by $0.6 million and $6.7 million, respectively. A one percentage point decrease in assumed health care cost trends would have decreased the service and interest costs and obligation by $0.5 million and $5.1 million, respectively.

22. Canada Account Transactions

Pursuant to the Act, the Minister of International Trade, with the concurrence of the Minister of Finance, may authorize the Corporation to undertake certain financial and contingent liability transactions on behalf of the Government of Canada. These transactions and the legislative authorities that underlie them have come to be known collectively as the “Canada Account”. The Board of Directors is responsible only for ensuring that the transactions made by the Corporation under the Canada Account are administered appropriately. Accounts for these transactions are maintained separately from the Corporation’s accounts and are consolidated annually as at March 31 with the financial statements of the Government of Canada, which are reported upon separately by the Government and audited by the Auditor General of Canada. The assets under the Canada Account, mainly loans receivable and accrued interest and fees recorded in accordance with the accounting policies and practices of the Government of Canada, amounted to $3,317 million at December 31, 2003 (2002 – $3,069 million).

The Act allows the Canada Account to have outstanding loans and commitments to foreign borrowers, and liabilities under contracts of insurance and other agreements up to a maximum of $13 billion. The position against this limit, determined in accordance with the requirements of the Act, is $8.3 billion (2002 – $10.3 billion).

As at the end of December 2003, total Ministerial Authorizations (M.A.’s) issued and approved totaled $302 million (2002 – $490 million) and unallocated amounts under Lines of Credit totaled $126 million (2002 – $187 million) for Canada Account. These amounts have been approved by the Minister of International Trade and the Minister of Finance in support of potential new transactions to be signed. The position against the statutory limit will increase accordingly as each new obligation is signed by the Corporation that has the effect of extending credit.

23. Reclassification of Comparative Figures

Certain 2002 comparative figures have been reclassified to conform to the presentation adopted in 2003.

EDC ANNUAL REPORT 2003                      97

FIVE - YEAR REVIEW

Balance Sheet
as at December 31

($ in millions)	2003	2002	2001	2000	1999
Gross loans receivable	21,499	26,341	25,226	22,023	18,598
Less: non-accrued capitalized interest	1,211	1,426	1,241	1,165	1,182
Less: allowance for losses on loans	3,332	3,613	2,892	2,700	2,324
Less: deferred loan revenue	276	292	267	272	248

Net loans receivable	16,680	21,010	20,826	17,886	14,844
Cash and investments	2,573	2,899	2,346	2,357	3,417
Reinsurers’ share of allowance for claims	120	195	179	48	21
Accrued interest and other assets	1,742	645	621	747	1,253

Total assets	$21,115	$24,749	$23,972	$21,038	$19,535

Loans payable	17,325	20,828	19,609	17,583	16,325
Accrued interest and other liabilities	533	812	1,082	846	937
Allowance for loan commitments and guarantees	430	377	588	130	115
Allowance for claims on insurance	592	655	643	487	360

Total liabilities	18,880	22,672	21,922	19,046	17,737

Share capital	983	983	983	983	983
Retained earnings	1,252	1,094	1,067	1,009	815

Shareholder’ s equity	2,235	2,077	2,050	1,992	1,798

Total liabilities and shareholder’ s equity	$21,115	$24,749	$23,972	$21,038	$19,535

Income Statements
for the year ended December 31

($ in millions)	2003	2002	2001	2000	1999
Interest income – loans	1,249	1,400	1,618	1,578	1,256
Interest income – debt relief	56	96	1	—	2
Interest income – investment portfolio	60	69	127	197	146

Total interest income	1,365	1,565	1,746	1,775	1,404
Less: interest expense	409	580	934	1,066	796

Net interest income	956	985	812	709	608

Insurance premiums and guarantee fees	147	147	134	144	133
Other non-interest income	12	4	2	7	—
Provision for credit losses	784	840	741	549	523

Income after provision for credit losses	331	296	207	311	218
Administrative expenses	173	174	149	117	100

Net income	$158	$122	$58	$194	$118

98                      CONNECTED

Corporate Account

Financial Arrangements Facilitated

($ in millions)	2003	2002	2001	2000	1999
Export Financing
Direct financing	5,939	7,381	8,419	7,657	6,060

Export Insurance
Short-term insurance *	37,267	34,532	26,776	25,807	23,792
Medium-term insurance	7,410	8,638	8,555	7,080	5,914
Guarantees	1,244	689	597	325	456

Subtotal	45,921	43,859	35,928	33,212	30,162

Total	$51,860	$51,240	$44,347	$40,869	$36,222

Short-term domestic insurance not included above	$1,791	$298	$1,157	$3,996	$3,833

Financial and Other Data

Export Financing
Number of transactions financed	571	397	556	458	372
Value of total obligations on loans receivable	21,499	26,341	25,226	22,023	18,598
Value of undisbursed loans	3,040	3,512	4,938	4,825	5,345
Value of disbursements	4,194	6,028	8,085	7,210	6,374
Value of liability on loan guarantees	1,820	2,699	2,212	1,795	1,643
Undisbursed amounts on loan guarantees	509	299	355	112	123
Number of current lines of credit and protocols	61	47	40	44	55
Amounts available for allocation	1,732	1,655	1,476	1,176	1,659
Loan amounts rescheduled	232	775	290	264	720
Loan amounts written off	113	194	191	105	—

Export Insurance
Number of policies issued	10,184	6,351	5,090	3,951	3,879
Number of insurance policies and guarantees in force	12,938	11,686	9,982	8,264	7,190
Value of liability on insurance and guarantees **	13,871	12,265	11,944	12,495	10,955
Value of claims paid	76	144	144	84	134
Value of claims recovered/rescheduled	30	39	51	30	17
Value of claims outstanding at end of year	282	344	298	246	234
Value of claims under consideration at end of year	52	35	48	36	38

Average employee strength during year	1,003	992	939	838	778

*	Excludes domestic insurance.

**	Figures prior to 2000 were not restated to reflect current presentation as the information was not reasonably determinable.

EDC ANNUAL REPORT 2003                      99

Canada Account

Financial Arrangements Facilitated

($ in millions)	2003	2002	2001	2000	1999
Export Financing
Direct financing	1,209	527	135	38	67

Export Insurance
Short-term insurance	1	1	—	—	—
Medium-term insurance	—	5	16	224	247
Guarantees	—	—	—	—	—

Subtotal	1	6	16	224	247

Total	$1,210	$533	$151	$262	$314

Financial and Other Data

Export Financing
Number of transactions financed	45	28	8	11	12
Value of total obligations on loans receivable	3,219	2,968	2,682	2,490	2,599
Value of undisbursed loans	3,303	5,123	101	192	183
Value of disbursements	981	534	203	76	66
Number of current lines of credit and protocols	2	2	2	3	2
Amounts available for allocation	61	109	88	73	73
Loan amounts rescheduled	31	25	43	3	45

Export Insurance
Number of policies issued	2	1	1	1	4
Number of insurance policies and guarantees in force	—	1	4	5	20
Value of liability on insurance and guarantees	—	4	56	170	199
Value of claims paid	—	—	—	—	8
Value of claims recovered	—	—	—	—	—
Value of claims outstanding at end of year	45	47	47	46	46

100                      CONNECTED

CORPORATE REPRESENTATIVE

Head Office
Export Development Canada
151 O’Connor Street
Ottawa, Ontario
K1A 1K3

Tel.: (613) 598-2500
Fax: (613) 237-2690

Web site: www.edc.ca

Vancouver Office
Suite 1030, One Bentall Centre
505 Burrard Street, Box 58
Vancouver, British Columbia
V7X 1M5

Tel.: (604) 638-6950
Fax: (604) 638-6955

Edmonton Office
Suite 1000
10180 – 101 Street
Edmonton, Alberta
T5J 3S4

Tel.: (780) 702-5233
Fax: (780) 702-5235

Calgary Office
Home Oil Tower
Suite 606
324 – 8th Avenue S.W.
Calgary, Alberta
T2P 2Z2

Tel.: (403) 537-9800
Fax: (403) 537-9811

Winnipeg Office
Commodity Exchange Tower
Suite 2075
360 Main Street
Winnipeg, Manitoba
R3C 3Z3

Tel.: (204) 975-5090
Fax: (204) 975-5094

London Office
Suite 1512
148 Fullarton Street
London, Ontario
N6A 5P3

Tel.: (519) 963-5400
Fax: (519) 963-5407

Toronto Office
Suite 810
150 York Street
P. O. Box 810
Toronto, Ontario
M5H 3S5

Tel.: (416) 640-7600
Fax: (416) 862-1267

Montreal Office
Tour de la Bourse
Suite 4520
800 Victoria Square
P. O. Box 124
Montreal, Quebec
H4Z 1C3

Tel.: (514) 908-9200
Fax: (514) 878-9891

Quebec City Office
Suite 1340
2875 Laurier Boulevard
Ste-Foy, Quebec
G1V 2M2

Tel.: (418) 266-6130
Fax: (418) 266-6131

Moncton Office
Suite 400
735 Main Street
Moncton, New Brunswick
E1C 1E5

Tel.: (506) 851-6066
Fax: (506) 851-6406

Halifax Office
Purdy’s Wharf Tower II
Suite 1410
1969 Upper Water Street
Halifax, Nova Scotia
B3J 3R7

Tel.: (902) 442-5205
Fax: (902) 442-5204

St. John’s Office
90 O’Leary Avenue
First Floor
St. John’s, Newfoundland
A1B 2C7

Tel.: (709) 772-8808
Fax: (709) 772-8693

Brazil and Southern Cone
c/o Canadian Consulate General
in São Paulo
Av. das Nações Unidas 12901
Cenu Torre Norte, Andar 16
CEP 04578-000, São Paulo – SP
Brazil

Tel.: 011-5511-5509-4320, ext. 3320
Fax: 011-5511-5509-4275

c/o Canadian Consulate General*
in Rio de Janeiro
Av. Atlantica, 1130 Andar 5
22021-000
Rio de Janeiro, RJ
Brazil

Tel.: 55-21-2295-0391
Fax: 55-21-2275-5735

China
c/o Canadian Embassy
19 Dongzhimenwai Street
Chaoyang District
Beijing, 100600
China

Tel.: 86-10-6532-3536, ext. 3357
Fax: 86-10-6532-2754

Mexico
c/o Canadian Embassy in Mexico
Calle Schiller 529
Rincón del Bosque
Colonia Polanco
México, D.F. 11560
Mexico

Tel.: 011-5255-5387-9316
Fax: 011-5255-5387-9317

c/o Canadian Consulate General
in Monterrey
Edificio Kalos
Piso C-1, Local 108-A
Zaragoza 1300 Sur y Constitucion
64000 Monterrey, N.L. México

Tel.: 011-52-81-8344-3200, ext. 3360
Fax: 011-52-81-8340-7703

Poland
c/o Canadian Embassy
ul. Jana Matejki 1/5
00-481 Warsaw
Poland

Tel.: 011-48-22-584-3240
Fax: 011-48-22-584-3277

Malaysia*
c/o Canadian High Commission
17th Floor, Menara Tan & Tan
207 Jalan Tun Razak
50400 Kuala Lumpur, Malaysia

Tel.: (60-3) 2718-3366
Fax: (60-3) 2718-3313

* Opening in 2004

Photo Credits
Cover, pages 22, 4: ©Comstock Images
Pages 10, 14, 24: ©Getty Images
Page 11: ©Colin Goldie
All portraits; photographs on pages 15, 23, 25: ©Martin Lipman

Ce document existe également en version française. Printed in Canada on Canadian recycled paper.

Vision
EDC will be the recognized leader in
providing ground-breaking commercial
financial solutions to companies of
all sizes, helping them succeed in the
global marketplace and create enduring
prosperity for Canada.

Values

People
We are the heart and soul of EDC. Our
diversity enriches us all. Each one of us
deserves respect and makes a difference.
Working together is fundamental to
our success.

Excellence
We are responsible for excellence
in everything we do. We believe in
personal accountability and the power
of challenging the status quo.

Passion
Initiative and enthusiasm characterize
the way we work. We take satisfaction
in the quality of what we do. We are
here because we want to be here.

Learning
We believe that learning is an invigorating
and continuous process. We seek out
and embrace personal and professional
development, and the invaluable lessons
that come from experience.

Map on cover

Henricus Hondius
Amsterdam, 1630 [1633] 380 x 540 mm
Nova Totius Terrararum Orbis Geographica Ac Hydrographica Tabula
Auct: Henr: Hondio’.
From: ‘Gerardi Mercatoris Et I. Hondii

In 1629, Jan Jansson and Henricus Hondius set about revising the Mercator-Hondius atlas, unchanged for nearly 35 years. New features included a redrawing of north-east Canada with ‘Queen Anne’s forland’ (Baffin Island) shown completely encircled by open water. The Hondius-Jansson world map was included in all issues of the Mercator atlas from 1633 until at least 1658. The map depicted on this cover: State 2: 1641 with Amstelodami Excudit Ioannes Ianssonius added at the bottom.

www.edc.ca	Information courtesy of Library and National Archives Canada